Filed Pursuant to Rule 424(b)(3)
File No. 333-137066
Ford Motor Credit Company
Offer to Exchange
        Ford Motor Credit Company, or “Ford Credit,” hereby offers, on the terms and subject to the conditions described in this prospectus, to exchange its 9.75% Notes due September 15, 2010 (the “old fixed rate notes”) and its Floating Rate Notes due June 15, 2011 (the “old floating rate notes” and, together with the old fixed rate notes, the “old notes”), both issued on June 5, 2006 in a transaction that was exempt from registration under Rule 144A and Regulation S issued under the Securities Act of 1933, as amended, referred to hereafter as the “Securities Act”. This offer is referred to hereafter as the “exchange offer.”
      The old fixed rate notes will be exchanged for new 9.75% Notes due September 15, 2010 (the “new fixed rate notes”) and the old floating rate notes will be exchanged for new Floating Rate Notes due June 15, 2011 (the “new floating rate notes” and, together with the new fixed rate notes, the “new notes”). The form and terms of each series of the new notes are identical in all material respects to the form and terms of the corresponding series of old notes except that the new notes have been registered under the Securities Act and, therefore, generally will be freely tradeable. The new notes will bear a different CUSIP number than the old notes and will not entitle their holders to registration rights.
      The new notes will be unsecured senior obligations of Ford Credit. The new notes will rank equally with all of the unsecured and unsubordinated indebtedness of Ford Credit (parent company only).

•	Our offer to exchange old notes for new notes will be open until 12:00 midnight, New York City time, on April 19, 2007, unless we extend the offer.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of outstanding old notes may be withdrawn any time prior to 12:00 midnight, New York City time, on April 19, 2007, referred to hereafter as the exchange offer “expiration date.”

•	New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “The Exchange Offer — Conditions.”

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the new notes and we do not intend to apply for their listing on any securities exchange or to arrange for them to be quoted on any quotation system.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days following the consummation of the exchange offer, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
          See “Risk Factors” beginning on page 8 for a discussion of certain risks that you should consider in connection with tendering your old notes in the exchange offer.
The date of this prospectus is March 22, 2007

      You should rely only on the information contained or incorporated by reference in this prospectus. No one is authorized to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus. The new notes will be offered only in connection with the exchange offers and are not being offered in any jurisdiction where the exchange offers are not permitted.
      Each holder of old notes wishing to accept this exchange offer must deliver the old notes to be exchanged, together with the Letter of Transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of old notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company. All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying Letter of Transmittal.
      Each broker-dealer registered as such under the Securities Exchange Act of 1934, as amended the “Exchange Act”), that receives new notes for its own account pursuant to the offering made by this prospectus must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Exchange Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Ford Credit has agreed that, starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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SUMMARY
      This section summarizes the material terms of the exchange offer. Because it is a summary, it does not contain all the information that you should consider before investing and should be read in conjunction with the more detailed description of the exchange offer below under the heading “The Exchange Offer” and the financial information and consolidated financial statements (including the notes thereto) included and incorporated by reference in this prospectus. In particular, prospective purchasers should carefully consider the information set forth under “Forward Looking Statements” and “Risk Factors.”
Ford Motor Credit Company
      Ford Credit was incorporated in Delaware in 1959 and is an indirect, wholly owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.
      Ford Credit offers a wide variety of automotive financing products to and through automotive dealers throughout the world. Our primary financing products fall into three categories:

•	Retail financing — purchasing retail installment sale contracts and retail lease contracts from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets;

•	Wholesale financing — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing; and

•	Other financing — making loans to dealers for working capital, improvements to dealership facilities, and to purchase and finance dealership real estate.
      We also service the finance receivables and leases we originate and purchase, make loans to Ford affiliates, purchase certain receivables of Ford and its subsidiaries and provide insurance services related to our financing programs.
      We earn our revenue primarily from:

•	Payments made under retail installment sale contracts and retail leases that we purchase;

•	Interest supplements and other support payments from Ford and affiliated companies; and

•	Payments made under wholesale and other dealer loan financing programs.
      We conduct our financing operations directly and through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. We divide our business segments based on geographic regions: a North America Segment and an International Segment. The North America Segment includes our operations in the United States and Canada. The International Segment includes our operations in all other countries in which we do business directly and indirectly.
North America Segment
      We do business in all 50 states of the United States and in all provinces in Canada. Our United States operations accounted for 65% and 67% of our total managed receivables at year-end 2006 and 2005, respectively, and our Canadian operations accounted for about 8% of our total managed receivables at year-end 2006 and 2005. Managed receivables include receivables sold in off-balance sheet securitizations and exclude receivables sold in whole-loan sale transactions.
      In the United States and Canada, under the Ford Credit brand name, we provide financing services to and through dealers of Ford, Lincoln and Mercury brand vehicles and non-Ford vehicles also sold by these dealers and their affiliates. We provide similar financial services under the Jaguar, Land Rover, Mazda and Volvo brand names to and through Jaguar, Land Rover, Mazda and Volvo dealers, respectively.
International Segment
      Our International segment includes operations in three main regions: Europe, Asia-Pacific and Latin America. Our Europe region is our largest international operation, accounting for 20% and 18% of our total managed receivables at year-end 2006 and 2005, respectively. Within the International segment, our Europe region accounted for 76% and 74%, of our managed receivables at year-end 2006 and 2005, respectively. Most of our European operations are managed through a United Kingdom-based subsidiary, FCE Bank plc, referred to hereafter as FCE. FCE operates in the United Kingdom and operates branches in 15 other European countries. In addition, FCE has subsidiaries in the United Kingdom, Finland, Hungary, Poland and the Czech Republic that provide wholesale, leasing and retail vehicle financing. In our largest European markets, Germany and the United Kingdom, FCE offers most of our products and services under the Ford Credit/ Bank, Volvo Car Finance, Land Rover Financial Services, Jaguar Financial Services and Mazda Credit/ Bank brands. FCE generates most of our European revenue and contract volume from Ford Credit/ Bank brand products and services. FCE, through our Worldwide Trade Financing division, provides financing to distributors/importers in countries where typically there is no established local Ford presence. The Worldwide Trade Financing division currently provides financing in over 70 countries. In addition, other private label operations and outsourcing arrangements are in place in several markets in Central and Eastern Europe. We also offer financing in Sweden for Volvo brand vehicles through Volvofinans, a joint venture with Swedish Volvo dealers. We also have a joint venture in Saudi Arabia that provide wholesale, leasing and retail vehicle financing.
      In the Asia-Pacific region, we operate in Australia, Japan, Taiwan, Thailand, New Zealand and China. We have joint ventures with local financial institutions and other third parties in the Philippines and South Africa. In the Latin America region, we operate in Mexico, Puerto Rico, Brazil, Chile and Argentina.
      More information about Ford Credit is available in the Annual Report on Form 10-K for the year ended December 31, 2006, referred to hereafter as the “2006 10-K Report,” which is attached to this prospectus.
      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.
The Exchange Offer
      The exchange offer relates to the exchange of up to the entire principal amounts of the old fixed rate notes for the new fixed rate notes, and the old floating rate notes for the new floating rate notes. The new notes will be obligations of Ford Credit entitled to the benefits of the indenture governing the old notes and the new notes. The form and terms of each series of the new notes are identical in all material respects to the form and terms of the corresponding series of old notes except that the new notes have been registered under the Securities Act and therefore are not entitled to the registration rights granted under the registration rights agreement, executed as part of the offering of the old notes, dated June 5, 2006 for the benefit of the holders from time to time of the old notes. These benefits include the contingent increases in the interest rates that may occur in the event that the filing and declaration of effectiveness of the required registration statement and subsequent consummation of an exchange offer pursuant to the registration statement do not occur within the time periods specified in the registration rights agreement.

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Exchange Offer	Ford Credit is offering to exchange 9.75% Notes due September 15, 2010, or new fixed rate notes, which have been registered under the Securities Act for our outstanding 9.75% Notes due September 15, 2010, or old fixed rate notes, which were issued on June 5, 2006 in a private offering.

We are also offering to exchange Floating Rate Notes due June 15, 2011, or new floating rate notes, which have been registered under the Securities Act for our outstanding Floating Rate Notes due June 15, 2011, or old floating rate notes, which were also issued on June 5, 2006 in the same private offering.

Each series of new notes will be exchanged in minimum denominations of $100,000 or any amount in excess of $100,000 that is an integral multiple of $1,000, for old notes having the same terms and the same denomination.

In order to be exchanged, an outstanding old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $1,520,671,000 aggregate principal amount of old fixed rate notes and $1,044,646,000 aggregate principal amount of old floating rate notes outstanding. Ford Credit will issue the new notes in exchange for validly tendered and not validly withdrawn old notes on or promptly after the expiration of this exchange offer.

Terms of the New Notes	The terms of each series of the new notes are substantially identical to the terms of the corresponding old notes, and evidence the same indebtedness, except that the new notes:

• will be registered under the Securities Act and, consequently, will be freely tradeable by persons not affiliated with us;

• will not bear any legend restricting transfer under the Securities Act;

• will not be entitled to the rights which are applicable to the old notes under the registration rights agreement;

• will not contain provisions relating to the payment of special interest under circumstances related to the timing of the exchange offer; and

• will bear a different CUSIP number from the corresponding old notes.

Resale of the New Notes	Based on an interpretation by the Staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compli-

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ance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating or engaged in, do not intend to participate or engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you; and

• you are not a broker-dealer or an “affiliate” of Ford Credit within the meaning of Rule 405 under the Securities Act.

If our understanding is inaccurate and you transfer any new note issued to you in the exchange offer without delivering a prospectus meeting the requirement of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume, or indemnify you against, such liability. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the new notes issued in the exchange offer. See “Plan of Distribution.” The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or other retransfer of the new notes issued to it in the exchange offer. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding old notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of ours. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement	Ford Credit has undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into for the benefit of the holders from time to time of the old notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or

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registration rights with respect to the old notes or the new notes. See “The Exchange Offer.”

Consequences of Failure to Exchange Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

• you do not tender your old notes; or

• you tender your old notes and they are not accepted for exchange.

As a result of the restrictions on transfer and the reduced availability of old notes, the old notes are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the new notes. Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” and “— Consequences of Failure to Exchange.”

Expiration Date	The “expiration date” for the exchange offer is 12:00 midnight, New York City time, on April 19, 2007, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Accrued Interest on the New Notes and the Old Notes	Each series of the new notes will bear interest from the most recent date to which interest has been paid on the corresponding series of old notes. Holders of outstanding old notes that are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such old notes accrued from the last interest payment date to the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on the next scheduled interest payment date (which will be June 15, 2007 in the case of the new floating rate notes, and September 15, 2007 in the case of the new fixed rate notes) that they would have received had they not accepted the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions which we may waive. See “The Exchange Offer — Conditions.”

Procedures for Tendering Old Notes	If you wish to exchange your old notes for new notes pursuant to the exchange offer, you must submit the required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures) all in accordance with the instructions described in this prospectus and in the relevant Letter of Transmittal. See “The Exchange Offer — Procedures for Tendering,” “— Book-Entry Transfer,” “— Exchanging Book-Entry Notes” and “— Guaranteed Delivery Procedures.”

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Special Procedures for Beneficial Owners	If you own a beneficial interest in old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the Letter of Transmittal prior to 12:00 midnight, New York City time, on the expiration date. See “The Exchange Offer — Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes	Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 12:00 midnight, New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered as promptly as practicable after the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Certain U.S. Federal Income Tax Considerations	We believe that the exchange of the old notes for new notes will not constitute a taxable exchange for U.S. federal income tax purposes. For a discussion of certain U.S. Federal income tax considerations relating to the exchange of old notes for new notes and the purchase, ownership and disposition of new notes, see “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. See “Use of Proceeds.” We will pay all expenses incident to the exchange offer.

Exchange Agent	Global Bondholder Services Corporation is serving as the exchange agent. The exchange agent can be reached at 65 Broadway, Suite 723, 7th Floor, New York, New York 10006. For more information with respect to the exchange offer, the telephone number for the exchange agent is (212) 430-3774 and the facsimile number for the exchange agent is (212) 430-3775.

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Summary Description of the New Notes
      The following is a brief summary of the terms of this offering of the new notes. For a more complete description, see “Description of the New Notes” in this prospectus.

Issuer	Ford Motor Credit Company

New Fixed Rate Notes Offered	$1,520,671,000 aggregate principal amount of 9.75% Notes due September 15, 2010.

New Floating Rates Notes Offered	$1,044,646,000 aggregate principal amount of Floating Rate Notes due June 15, 2011.

Interest Payment Dates	We will pay interest on the new fixed rate notes semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2007.

We will pay interest on the new floating rate notes quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2007.

Ranking	The new notes will be senior unsecured obligations of Ford Credit and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Form and Denomination	The new notes will be issued in minimum denominations of $100,000 or any amount in excess of $100,000 that is an integral multiple of $1,000.

Covenants	The trust indenture governing the new notes contains the same limitation on liens that is applicable to the old notes.

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the new notes, see “Description of the New Notes — Events of Default and Notice Thereof.”

Listing	We do not intend to list the new notes on any securities exchange.

Governing Law	The new notes and the applicable trust indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	The Bank of New York

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to participate in this exchange offer.

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RISK FACTORS
      You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to participate in this exchange offer. Some factors in this section are forward-looking statements. For a discussion of those statements and of other factors for investors to consider, see “Forward-Looking Statements.”
      Certain factors that may adversely affect the business of Ford Credit and Ford are discussed in Ford Credit’s periodic reports referred to in “Where You Can Find More Information,” below. Additionally, Ford Credit’s 2006 10-K Report, which is attached to this prospectus, contains discussions of significant risks regarding Ford that could be relevant to your decision to participate in the exchange offers.
Risks Relating to the Exchange Offer

An active trading market for the new notes may not develop.
      The new notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the new notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. In addition, we do not know whether an active trading market will develop for the new notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the new notes may be harmed.

The exchange offers will result in reduced liquidity for the old notes that are not exchanged.
      The trading market for old notes that are not exchanged could become more limited than the existing trading market for the old notes and could cease to exist altogether due to the reduction in the principal amount of the old notes outstanding upon consummation of the exchange offers. A more limited trading market might adversely affect the liquidity, market price and price volatility of the old notes. If a market for old notes that are not exchanged exists or develops, the old notes may trade at a discount to the price at which they would trade if the principal amount outstanding were not reduced. There can, however, be no assurance that an active market in the old notes will exist, develop or be maintained, or as to the prices at which the old notes may trade, after the exchange offers are consummated.
Risks Relating to our Business
      For a discussion of risks relating to our business, see Item 1A of the 2006 10-K Report attached to this prospectus.
FORWARD-LOOKING STATEMENTS
      We make forward-looking statements in this prospectus, including in the section entitled “Summary,” and in the documents incorporated by reference. When used in this prospectus or in the incorporated documents, the words “anticipate,” “expect,” “believe,” “plans” and “estimate” and similar expressions as they relate to Ford Credit or its management, are intended to identify forward-looking statements. Such statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, the risk factors discussed or referenced under the heading “Risk Factors” in this prospectus and in our filings referred to under the heading “Where You Can Find More Information.”
      We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results.

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Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.
RATIO OF EARNINGS TO FIXED CHARGES
      The ratio of earnings to fixed charges for the years 2004-2006 for Ford Credit are included as an exhibit to the 2006 10-K Report which is attached to this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      Ford Credit’s 2006 10-K Report is attached to this prospectus.
      You can learn more about the financial results and credit ratings of Ford Credit by reading all the annual, quarterly and current reports and other information Ford Credit files with the SEC. You may read and copy any document Ford Credit files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Ford Credit also are available to you at the SEC’s web site at http://www.sec.gov.

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THE EXCHANGE OFFER
General
      In connection with the issuance of the old notes, we entered into a registration rights agreement, dated June 5, 2006, for the benefit of the initial purchasers of the old notes. The following contains a summary of the provisions of the registration rights agreement. It does not contain all of the information that may be important to you. We refer you to the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
      Under the registration rights agreement, Ford Credit agreed to:

1.	file with the Securities and Exchange Commission (the “SEC”) not later than 90 days after the settlement date, a registration statement, which we refer to as the “exchange offer registration statement,” with respect to a registered offer, which we refer to as the “registered exchange offer,” to exchange the new notes for a new series of notes, which we refer to as the “exchange notes,” having terms identical in all material respects to the new notes, except that the exchange notes will not contain transfer restrictions;

2.	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the SEC within 180 days of the settlement date; and

3.	use our reasonable best efforts to complete the registered exchange offer within 210 days of the settlement date.
      Ford Credit experienced delays in completing the second and third of these requirements and as a result, pursuant to the terms of the registration rights agreement, we have paid additional interest on the old notes. Upon completion of the exchange offer, Ford Credit will cease paying this additional interest because its obligations under the registration rights agreement will be satisfied.
      Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, all old notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on the expiration date will be accepted for exchange. New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in denominations of $100,000 or any amount in excess of $100,000 that is an integral multiple of $1,000. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “— Conditions.”
      The old notes were purchased by Qualified Institutional Buyers as defined in Rule 144A under the Securities Act and, outside the United States, by persons other than U.S. persons, as defined in Rule 902 under the Securities Act. We arranged for the old notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The new notes will be issuable and transferable in book-entry form through DTC.
      This prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of March 22, 2007, which is the record date for purposes of the exchange offer.
      Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the notes and delivering new notes to such holders.
      Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and

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expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”
      Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without further registration under the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder is not participating or engaged in, does not intend to participate or engage in, and has no arrangement or understanding with any person to participate in, a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.
      We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff of the SEC would make a similar determination with respect to the new notes as it has in such no-action letters.
      By tendering old notes in exchange for new notes and executing the Letter of Transmittal, each holder will represent to us that:

•	any new notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

•	it is not our “affiliate” as defined in Rule 405 under the Securities Act.
      If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of new notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.
      Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activity or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. See “Plan of Distribution.”
      Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but holders of old notes who do not exchange their old notes for new notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. After the completion of the exchange offer we will have no obligation to effect a subsequent registration of the old notes.

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Expiration Date; Extensions; Amendments; Termination
      The expiration date is April 19, 2007 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will be the latest date to which the exchange offer is extended.
      If we extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, no later than the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.
      We reserve the right:

•	to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.
      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency or by describing such action in a filing by us with the SEC on Form 8-K.
Interest on the New Notes
      The new notes will accrue interest from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor, provided, that if old notes are surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the old notes received in exchange therefor will accrue from the date of such interest payment date. Holders of outstanding old notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such old notes accrued from the last interest payment date to the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on the next scheduled interest payment date (which will be June 15, 2007 in the case of the new floating rate notes, and September 15, 2007 in the case of the new fixed rate notes) that they would have received had they not accepted the exchange offer.
      The interest rate for the new floating rate notes will be calculated as described in “Description of the New Notes — Interest Rate — New Floating Rate Notes,” below.
Procedures for Tendering
      To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together

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with any other required documents, to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date. In addition, either:

•	a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, referred to hereafter as “DTC”, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable Letter of Transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the noteholders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the Letter of Transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.
      The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.
      Only a holder of old notes may tender such old notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name old notes are registered or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.
      Any beneficial holder whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his old notes, either make appropriate arrangements to register ownership of the old notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.
      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an eligible institution.
      If the Letter of Transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the Letter of Transmittal.

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      All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the Letter of Transmittal, promptly following the expiration date.
      In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the old notes are issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “— Conditions,” to terminate the exchange offer; and

•	to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.
      The terms of any such purchases or offers could differ from the terms of the exchange offer.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes validly tendered and not withdrawn will be accepted promptly as practicable after the expiration date, and the new notes will be issued promptly as practicable after acceptance of the old notes. See “— Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive a corresponding new note having a principal amount equal to that of the surrendered old note.
      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed Letter of Transmittal; and

•	all other required documents.
      If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such nonexchanged old notes will be credited to an account maintained with DTC after the expiration or termination of the exchange offer.
Book-Entry Transfer
      The exchange agent has established an account with respect to the old notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the Letter of Transmittal or facsimile

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thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the Letter of Transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.
Exchanging Book-Entry Notes
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s Automated Tender Offer Program, or ATOP, procedures to tender old notes.
      Any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the Letter of Transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce such agreement against such participant.
Withdrawal of Tenders
      Tenders of old notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to 12:00 midnight, New York City time, on the expiration date at the address set forth in the Letter of Transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at DTC from which the old notes were tendered and specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.
      All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, which determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with DTC for the old

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notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering” and “— Book-Entry Transfer” above at any time on or prior to 12:00 midnight, New York City time, on the expiration date.
Conditions
      Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 12:00 midnight, New York City time, on the expiration date, we determine that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.
      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.
      In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.
Exchange Agent
      Global Bondholder Services Corporation has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as provided in the Letter of Transmittal.
Fees and Expenses
      The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by other media or in person by our agents, officers and regular employees.
      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.
      The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.
      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such

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transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Consequences of Failure to Exchange
      Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. As a result of the restrictions on transfer and the availability of the old notes, they are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the new notes. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

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DESCRIPTION OF THE NEW NOTES
      Provided below is a description of the specific terms of the new notes. This description is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture (as defined below), including the definitions of terms in the indenture. When used in this section, the terms the “Ford Credit,” “we,” “our” and “us” refer solely to Ford Motor Credit Company and not to its consolidated subsidiaries unless the context otherwise requires.
General
      On June 5, 2006, Ford Credit issued the old notes: its 9.75% Notes due September 15, 2010 in an aggregate principal amount of $1,520,671,000, and its Floating Rate Notes due June 15, 2011 in an aggregate principal amount of $1,044,646,000. Pursuant to this prospectus, Ford Credit intends to issue new fixed rate notes and new floating rate notes, each in principal amounts up to the aggregate principal amounts of the corresponding series of old notes.
      The form and terms of each series of the new notes are substantially identical to the terms of the corresponding old notes, except that each series of the new notes:

•	will be registered under the Securities Act, and, consequently, will be freely tradeable by persons not affiliated with us;

•	will not bear any legend restricting transfer under the Securities Act;

•	will not be entitled to the rights which are applicable to the old notes under the registration rights agreement;

•	will not contain provisions relating to the payment of special interest under circumstances related to the timing of the exchange offer; and

•	will bear a different CUSIP number from the corresponding old notes.
      We will issue the new notes under an Indenture, dated as of February 1, 1985, as supplemented, between us and The Bank of New York, as successor to JPMorgan Chase Bank, N.A. and as ultimate successor to Manufacturers Hanover Trust Company, as trustee (the “trustee”). The Indenture may be supplemented further from time to time.
      The Indenture is a contract between us and The Bank of New York acting as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an “event of default” described below occurs. Second, the trustee performs certain administrative duties for us.
      The Indenture is summarized below. Because this discussion is a summary, it does not contain all of the information that may be important to you. A copy of the Indenture is available upon request to us at our address given under “Where You Can Find More Information,” and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under “— Limitation on Liens” and “— Merger and Consolidation.” Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.
      The new notes will be unsecured obligations of Ford Credit and will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).
      Ford Credit may, from time to time, without the consent of the holders of the new notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the new notes. Any such additional notes will, together with the new notes, constitute a single series of the new notes under the Indenture. No additional notes may be issued if an event of default has occurred with respect to the new notes.

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      The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt.
Maturity
      The new fixed rate notes will mature on September 15, 2010, and the new floating rate notes will mature on June 15, 2011.
Interest Rate
     New Fixed Rate Notes
      The new fixed rate notes will bear interest at 9.75% per annum. Interest on the new fixed rate notes will accrue from the last interest payment date on which interest was paid on the old fixed rate notes and will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2007 (each, a “fixed interest payment date”). Each interest payment on a new fixed rate note will include interest accrued from and including the settlement date or the last fixed interest payment date, as the case may be, to but excluding the following fixed interest payment date or the maturity date, as the case may be. All payments of interest on new notes will be made to the persons in whose names the new notes are registered at the close of business on the 15th day preceding each such fixed interest payment date.
      Ford Credit will calculate accrued interest for the new fixed rate notes on the basis of a 360-day year consisting of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent. If the maturity date or a fixed interest payment date is not a business day, then the principal and interest will be paid on the next business day, and no interest will accrue from and after the maturity date or on such fixed interest payment date.
     New Floating Rate Notes
      The new floating rate notes will bear interest from the last interest payment date on which interest was paid on the old floating rate notes at a floating rate determined in the manner provided below, payable on September 15, December 15, March 15 and June 15, of each year (each such day an “floating interest payment date”), commencing June 15, 2007, to the persons in whose names the new floating rate notes were registered at the close of business on the 15th day preceding each such floating interest payment date.
      The per annum interest rate on the new floating rate notes in effect for each day of an interest period (as defined below) will be equal to the three-month LIBOR rate plus 525 basis points (5.25%). The Interest Rate for each interest period for the new floating rate notes will be set on the 15th day of the months of September, December, March and June of each year (each such date an “interest reset date”) until the principal on the new floating rate notes is paid or made available for payment (the “principal payment date”). The applicable interest rate will be determined two LIBOR business days prior to each interest reset date (each such date, an “interest determination date”). If any interest reset date and floating interest payment date for the new floating rate notes would otherwise be a day that is not a LIBOR business day, such interest reset date and Interest Payment Date shall be the next succeeding LIBOR business day, unless the next succeeding LIBOR business day is in the next succeeding calendar month, in which case such interest reset date and floating interest payment date shall be the immediately preceding LIBOR business day.
      “Business day” means any day that is not a Saturday or Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close.

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      “LIBOR business day” means any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close.
      “Interest period” shall mean the period from and including an interest reset date to but excluding the next succeeding interest reset date and, in the case of the last such period, from and including the interest reset date immediately preceding the Maturity Date or Principal Payment Date, as the case may be, to but not including such Maturity Date or Principal Payment Date, as the case may be. If the Principal Payment Date or Maturity Date is not a LIBOR business day, then the principal amount of the new floating rate notes plus accrued and unpaid interest thereon shall be paid on the next succeeding LIBOR business day, and no interest shall accrue for the Maturity Date, Principal Payment Date or any day thereafter.
      The “Three-month LIBOR rate” shall mean the rate determined by The Bank of New York, N.A. (the “calculation agent”) on any interest determination date as the rate for deposits in U.S. dollars having a three month maturity on the applicable interest reset date, as such rate appears on the designated LIBOR page as of 11:00 a.m., London time, on that interest determination date. On any interest determination date on which no rate appears on the designated LIBOR page, the calculation agent will determine the three-month LIBOR rate as follows:

•	The three-month LIBOR rate will be determined on the basis of the offered rates at which deposits in U.S. dollars having a three month maturity on the interest determination date and in a principal amount that is representative of a single transaction in that market at that time are offered by four major banks in the London interbank market at approximately 11:00 a.m., London time, on the interest determination date to prime banks in the London interbank market. The calculation agent will select the four banks and request the principal London office of each of those banks to provide a quotation of its rate for deposits in U.S. dollars. If at least two quotations are provided, the three-month LIBOR rate for that interest determination date will be the average of those quotations.

•	If fewer than two quotations are provided as mentioned above, the three-month LIBOR rate will be the average of the rates quoted by three major banks in The City of New York selected by the calculation agent at approximately 11:00 a.m., New York City time, on the interest determination date for loans to leading European banks in U.S. dollars having a three month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. The calculation agent will select the three banks referred to above.

•	If fewer than three banks selected by the calculation agent are quoting as mentioned above, the three-month LIBOR rate will remain the three-month LIBOR rate then in effect on that interest determination date.
      The “designated LIBOR page” means the display on Moneyline Telerate (or any successor service, “Telerate”) on Telerate Page 3750 (or such other page as may replace that page for the purpose of displaying London interbank offered rates of major banks or telerate).
      The Interest Rate on the new floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Interest Rate and amount of interest to be paid on the Notes for each interest period will be determined by the calculation agent. All calculations made by the calculation agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the new floating rate notes. So long as the three-month LIBOR rate is required to be determined with respect to the new floating rate notes, there will at all times be a calculation agent. In the event that any then acting calculation agent shall be unable or unwilling to act, or that such calculation agent shall fail duly to establish the three-month LIBOR rate for any interest period, or that Ford Credit proposes to remove such calculation agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the calculation agent.

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      The calculation agent will calculate accrued interest on the new floating rate notes by multiplying the principal amount of a new floating rate note by an accrued interest factor. The accrued interest factor is the sum of the interest factors calculated for each day in the period for which accrued interest is being calculated. The interest factor for each day will be computed by dividing the interest rate in effect on that day by 360. The interest factor for the new floating rate notes for which the interest rate is calculated with reference to two or more interest rate bases will be calculated in each period in the same manner as if only one of the applicable interest rate bases applied. All percentages resulting from any calculation are rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward. For example, 9.876545% (or .09876545) will be rounded to 9.87655% (or .0987655). Dollar amounts used in the calculation are rounded to the nearest cent (with one-half cent being rounded upward).
Denominations
      The authorized denominations of the new notes will be $100,000 or any amount in excess of $100,000 that is an integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the new notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with the transaction.
Registration, Transfer and Exchange
      We appointed the trustee as securities registrar for the purpose of registering the new notes and transfers and exchanges of the new notes and, subject to the terms of the indenture, the new notes may be presented for registration of transfer and exchange at the offices of the trustee.
Limitation on Liens
      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such mortgage. This restriction does not apply to mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money mortgages; and

•	any extension, renewal or replacement of any mortgage or mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).
Merger and Consolidation
      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or

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substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such mortgage, or unless such mortgage could be created pursuant to Section 10.04 (see “— Limitation on Liens” above) without equally and ratably securing the debt securities. (Section 8.03).
Events of Default and Notice Thereof
      The Indenture defines an “event of default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice; and

•	certain events of bankruptcy, insolvency or reorganization.
      An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities issued under the Indenture. (Section 5.01.)
      If an event of default occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are original issue discount securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)
      The Indenture provides that within 90 days after default under a series of debt securities, the trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)
      Annually, Ford Credit must send to the trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)
      Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the trustee how to act under the Indenture. (Section 5.12.)
Modification of the Indenture
      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)
Concerning the Trustee
      The Bank of New York, as successor trustee to JPMorgan Chase Bank, N.A., is the trustee under the indenture relating to the new notes and for certain of our outstanding notes. The Bank of

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New York has, and certain of its affiliates may from time to time have, banking relationships with us and certain of our affiliates.
      The trustee under the indenture relating to the new notes may from time to time make loans to us and perform other services for us in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act,” upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the expected material U.S. federal income tax consequences of the acquisition, ownership and disposition of the new notes and the exchange of old notes for new notes pursuant to the exchange offer. The statements of law and legal conclusions contained in this summary are based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, possibly on a retroactive basis. We have not received, nor will we receive, any rulings from the Internal Revenue Service (the “IRS”) with respect to any of the matters summarized in this discussion. Therefore, there is no assurance that the IRS or a court would agree with the advice of our counsel, upon which this summary is based. Moreover, there is no assurance that such counsel’s advice will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code or the interpretation thereof by the courts or the IRS.
      The following does not consider the tax consequences of the receipt of the new notes pursuant to the exchange offers under state, local and foreign law. Moreover, except as otherwise explicitly noted, this discussion does not describe the special considerations that may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, partnerships or other pass-through entities, tax-exempt organizations, investment companies, foreign taxpayers and other special status taxpayers (e.g., persons holding the old notes or the new notes as part of a “straddle,” “hedge” or “conversion transaction”). The discussion deals only with old notes and new notes held as “capital assets” within the meaning of Section 1221 of the Code.
      HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
      If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding old notes should consult its tax advisor regarding the tax consequences of the exchange offers to such partner.
      We believe that the new notes should be treated as indebtedness for U.S. federal income tax purposes, and the discussion below is consistent with this view.
Tax Consequences to U.S. Holders
      For purposes of the following discussion, a “U.S. Holder” means a beneficial owner of the old notes or new notes that for United States federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation or any other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) in general, a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Exchange of Notes
      The exchange of the old notes for the new notes in the exchange offer should not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. Holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

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Issue Price; Original Issue Discount
      The old notes may have been issued with OID on June 5, 2006. The new notes will be treated as issued with OID to the extent that the stated redemption price at maturity of the new notes exceeds their issue price, subject to a de minimis exception. A new note’s “stated redemption price at maturity” is the sum of all payments provided by the new note other than stated interest. The issue price of a new note will generally be the issue price of the old note for which it was exchanged. In the case of a U.S. Holder acquiring a new note in a secondary market, the issue price will generally be equal to the adjusted issue price (as defined below) of such note at the time of acquisition. The amount of OID is de minimis (and therefore treated as zero) if the amount of OID is less than 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date. A U.S. Holder of a new note with OID will be required to include OID in gross income as it accrues on a constant yield to maturity basis, regardless of such holder’s regular method of accounting for U.S. federal income tax purposes. Subject to a reduction for an allocable portion of acquisition premium (as defined below), if any, the amount of OID includible in gross income by such a U.S. Holder will equal the sum of the daily portions of OID with respect to the new note for each day during the taxable year on which such U.S. Holder held such new note (“accrued OID”). In general, the daily portion is determined by allocating to each day in any accrual period a pro rata portion of the excess of (1) the product of the new note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (2) the sum of any stated interest payments allocable to such accrual period. The “yield to maturity” is the discount rate that, when applied to all payments under the new note, results in a present value equal to the issue price. The “adjusted issue price” of a new note at the beginning of any accrual period will equal its issue price increased by the accrued OID for each prior accrual period, and reduced by all payments in respect of such new note (other than payments of stated interest) before such accrual period.

Payments of Stated Interest
      Interest on the new notes will generally be taxable to a U.S. Holder as ordinary interest income at the time any such interest accrues or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Market Discount
      If a U.S. Holder acquires a new note for an amount that is, in the case of a new note that does not have original issue discount, less than its stated redemption price at maturity, or, in the case of a new note that has original issue discount, less than its adjusted issue price (as defined above), the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than 1/4 of one percent of the stated redemption price at maturity multiplied by the remaining number of complete years to maturity from the date of acquisition.
      A U.S. Holder that purchases a new note with market discount is required to treat any principal payment (or, in the case of a new note that has original issue discount, any payment that is not qualified stated interest) on, or any gain on the sale, exchange, retirement or other disposition of, a new note as ordinary income to the extent of the accrued market discount on the debt security that has not previously been included in income. Thus, partial principal payments are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If the new note is disposed of by the U.S. Holder in certain otherwise nontaxable transactions, accrued market discount is includible as ordinary income by the U.S. Holder as if such U.S. Holder had sold the new note at its then fair market value.

25

      In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.
      A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry new notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a new note will be increased by the amount of market discount included in such U.S. Holder’s income under such an election.

Premium and Acquisition Premium
      If a U.S. Holder purchases a Note for an amount in excess of the stated redemption price at maturity, such U.S. Holder will be considered to have purchased such new note with “amortizable bond premium” equal in amount to such excess, and generally will not be required to include any original issue discount in income. Generally, a U.S. Holder may elect to amortize such premium as an offset to qualified stated interest income, using a constant yield method similar to that described above (see “Issue Price; Original Issue Discount”), over the remaining term of the new note (where such new note is not redeemable prior to its maturity date). A U.S. Holder that elects to amortize bond premium must reduce such U.S. Holder’s tax basis in the new note by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.
      If a U.S. Holder purchases a new note issued with original issue discount at an “acquisition premium,” the amount of original issue discount that the U.S. Holder includes in gross income is reduced to reflect the acquisition premium. A new note with original issue discount is purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is (i) less than or equal to the sum of all amounts payable on the new note after the purchase date other than payments of qualified stated interest and (ii) greater than the new note’s “adjusted issue price” (as described above under “Issue Price; Original Issue Discount”).
      If a new note with original issue discount is purchased at an acquisition premium, the U.S. Holder reduces the amount of original issue discount otherwise includible in income during an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted basis of the new note immediately after its acquisition by the purchaser over the adjusted issue price of the new note. The denominator of the fraction is the excess of the sum of all amounts payable on the new note after the purchase date, other than payments of qualified stated interest, over the new note’s adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. Holder may elect to compute original issue discount accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

Sale, Exchange, Redemption or Other Disposition of the New Notes
      Except as described above with respect to accrued market discount and original issue discount, upon the disposition of a new note by sale, exchange, redemption or otherwise, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously recognized as income, which will be treated as ordinary interest income) and (ii) the U.S. Holder’s adjusted tax basis in the note (which will generally equal the carry over basis from an old note, in the case of an initial U.S. Holder, or the amount paid for a new note increased by any market discount previously

26

included in gross income and reduced (but not below zero) by any payments received by such U.S. Holder other than payments of qualified stated interest and any bond premium previously used to offset qualified stated interest, in the case of a U.S. Holder acquiring a new note in a secondary market). Any capital gain or loss will be long-term capital gain or loss if the holder has held the note for more than one year. U.S. Holders should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to certain limitations).

Information Reporting and Backup Withholding
      In general, information reporting requirements will apply with respect to payments, including interest, paid on the new notes during each calendar year. Under certain circumstances, a holder may be subject to backup withholding at a current rate of 28% on payments of interest (including OID, if any) on, and the proceeds of a sale, exchange or redemption of the new notes, as the case may be. Backup withholding generally will not apply with respect to payments made to certain “exempt recipients” such as corporations (within the meaning of Section 7701(a) of the Code) or certain tax-exempt entities. In the case of a non-exempt recipient, backup withholding generally applies only if such recipient (i) fails to furnish his or her social security or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report payment of interest and dividends properly and the IRS has notified the withholding agent that the recipient is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding for failure to report interest or dividend payments. Backup withholding is not an additional tax. Rather, any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
Tax Consequences to Non-U.S. Holders
      As used herein, the term “Non-U.S. Holder” means a holder of old notes or new notes that is neither a U.S. Holder as defined above nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

Exchange of Notes
      As discussed above under “Tax Consequences to U.S. Holders — Exchange of Notes,” the exchange of the old notes for the new notes in the exchange offer should not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a Non-U.S. Holder will not recognize any taxable gain or loss as a result of such exchange and for U.S. federal income tax purposes will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

Interest on the New Notes
      The old notes may have been issued with OID on June 5, 2006. The new notes will be treated as issued with OID to the extent that the stated redemption price at maturity of the new notes exceeds their issue price, subject to a de minimis exception. A new note’s “stated redemption price at maturity” is the sum of all payments provided by the new note other than stated interest. The issue price of a new note will generally be the issue price of the old note for which it was exchanged. In the case of a Non-U.S. Holder acquiring a new note in a secondary market, the issue price will generally be equal to the adjusted issue price (as defined below) of such note at the time of acquisition. The amount of OID is de minimis (and therefore treated as zero) if the amount of OID is less than 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date.

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      Payments of interest (including OID, if any) on the new notes by us or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; (ii) such Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (iii) such Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and (iv) certain certification requirements (summarized below) are met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a new note is engaged in a trade or business in the United States, and if interest (including OID, if any) on such new note is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally will be subject to regular U.S. income tax on such interest (including OID, if any) in the manner described above with respect to U.S. Holders. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID, if any) on a new note will be included in the earnings and profits of such Non-U.S. Holder if such interest (including OID, if any) is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. A payment of interest (including OID, if any) on a new note made to a Non-U.S. Holder generally will qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States if, at the time such payment is made, the withholding agent holds a valid IRS Form W-8BEN or IRS Form W-8ECI and, if necessary, an IRS Form W-8IMY, respectively, from the Non-U.S. Holder and can reliably associate such payment with such IRS Form W-8BEN, IRS Form W-8ECI or IRS Form W-8IMY. In addition, under certain circumstances, a withholding agent is allowed to rely on IRS Form W-8BEN furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s IRS Form W-8BEN, provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a “qualified intermediary,” and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

Sale, Exchange, Redemption or Other Disposition of the New Notes
      Under current law, a Non-U.S. Holder of new notes generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of such new notes unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the new notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or (iii) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a Non-U.S. Holder that is described under clauses (i) and, in some cases, (iii) above, its gain will be subject to the U.S. federal income tax on net income and, in addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax as described above. An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that he or she is not considered a U.S. resident). Thus, individual Non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of a new note are urged to consult their tax advisors as to the tax consequences of such sale.

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Estate Tax Consequences
      New notes beneficially owned by an individual who at the time of death is not a U.S. citizen or resident (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax as a result of such individual’s death, provided that, at the time of such individual’s death, the income from the new notes was not or would not have been effectively connected with the conduct by such individual of a trade or business within the United States and that such individual qualified for the exemption from U.S. federal withholding tax (without regard to the certification requirements) on interest that is described above under “ — Interest on the New Notes.”

Backup Withholding and Information Reporting
      Information reporting on Form 1099 and backup withholding will not apply to payments of principal and interest (including OID, if any) made by us or a paying agent to a Non-U.S. Holder on new notes if the certification described above under “ — Interest on the New Notes” is received, provided that the payor does not have actual knowledge that the Non-U.S. Holder is a Unites States person. However, interest (including OID, if any) may be required to be reported annually on Form 1042S. Payments of the proceeds from the sale by a holder that is a Non-U.S. Holder of a new note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, the U.S. branch of a foreign bank or a foreign insurance company, a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business, or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a new note through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, beginning on the expiration date and ending at the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by

29

delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days following the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
LEGAL OPINIONS
      The validity of the new notes will be passed upon by Stacy P. Thomas, who is an assistant secretary of Ford Credit. Mr. Thomas owns Ford common stock and options to purchase Ford common stock.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Ford Credit included in the 2006 10-K Report attached to this prospectus are included in reliance on the report of PricewaterhouseCoopers LLP, referred to hereafter as PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Ford Motor Credit Company

ANNUAL REPORT
ON FORM 10-K

for the year ended
December 31, 2006

Filed pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

	Item		Page

PART IV	15	Exhibits and Financial Statement Schedules	48
		Signatures	52
		Report of Independent Registered Public Accounting Firm	FC-1
		Consolidated Statement of Income	FC-3
		Consolidated Balance Sheet	FC-4
		Consolidated Statement of Stockholder’s Equity	FC-5
		Consolidated Statement of Cash Flows	FC-6
		Notes to the Financial Statements	FC-7
		Calculation of Ratio of Earnings to Fixed Charges	12-1
		Consent of Independent Registered Public Accounting Firm	23-1
		Certificate of Secretary	24-1
		Rule 15d-14(a) Certification of CEO	31.1-1
		Rule 15d-14(a) Certification of CFO	31.2-1
		Section 1350 Certification of CEO	32.1-1
		Section 1350 Certification of CFO	32.2-1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number 1-6368

Ford Motor Credit Company
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	38-1612444 (I.R.S. employer identification no.)

One American Road, Dearborn, Michigan (Address of principal executive offices)	48126 (Zip code)

Registrant’s telephone number, including area code (313) 322-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
6 3/8% Notes due November 5, 2008 7 3/8% Notes due October 15, 2031 7.60% Notes due March 1, 2032	New York Stock Exchange New York Stock Exchange New York Stock Exchange

     Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes     ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  ☐ Yes     ☑ No

As of February 23, 2007, the registrant had outstanding 250,000 shares of Common Stock. No voting stock of the registrant is held by non-affiliates of the registrant.

REDUCED DISCLOSURE FORMAT

The registrant meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this Form with the reduced disclosure format.

EXHIBIT INDEX APPEARS AT PAGE 48

PART I

ITEM 1.	BUSINESS

Overview

Ford Motor Credit Company (referred to herein as “Ford Credit”, the “Company”, “we”, “our” or “us”) was incorporated in Delaware in 1959. We are an indirect, wholly owned subsidiary of Ford Motor Company (“Ford”). Our principal executive offices are located at One American Road, Dearborn, Michigan 48126, and our telephone number is (313) 322-3000.

Our annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge through our website located at www.fordcredit.com/investorcenter/. These reports and our current reports on Form 8-K can be found on the SEC’s website located at www.sec.gov.

Products and Services.  We offer a wide variety of automotive financing products to and through automotive dealers throughout the world. Our primary financing products fall into three categories:

•	Retail financing — purchasing retail installment sale contracts and retail lease contracts from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets;

•	Wholesale financing — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing; and

•	Other financing — making loans to dealers for working capital, improvements to dealership facilities, and to purchase and finance dealership real estate.

We also service the finance receivables and leases we originate and purchase, make loans to Ford affiliates, purchase certain receivables of Ford and its subsidiaries and provide insurance services related to our financing programs.

We earn our revenue primarily from:

•	Payments made under retail installment sale contracts and leases that we purchase;

•	Interest supplements and other support payments from Ford and affiliated companies; and

•	Payments made under wholesale and other dealer loan financing programs.

Geographic Scope of Operations and Segment Information.  We conduct our financing operations directly and through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. We divide our business segments based on geographic regions: Ford Credit North America (“North America segment”) and Ford Financial International (“International segment”). The North America segment includes our operations in the United States and Canada. The International segment includes our operations in all other countries in which we do business directly and indirectly. Additional financial information regarding our operations by business segments and operations by geographic regions are shown in Note 16 of our Notes to the Financial Statements.

North America Segment

We do business in all 50 states of the United States and in all provinces in Canada. Our United States operations accounted for 65% and 67% of our total managed receivables at year-end 2006 and 2005, respectively, and our Canadian operations accounted for about 8% of our total managed receivables at year-end 2006 and 2005. Managed receivables include receivables included in off-balance sheet securitizations and exclude receivables sold in whole-loan sale transactions. For a discussion of how we review our business performance, including on a managed basis, see the “Overview” section in Item 7.

ITEM 1.	BUSINESS (Continued)

In the United States and Canada, under the Ford Credit brand name, we provide financing services to and through dealers of Ford, Lincoln and Mercury brand vehicles and non-Ford vehicles also sold by these dealers and their affiliates. We provide similar financial services under the Jaguar, Land Rover, Mazda and Volvo brand names to and through Jaguar, Land Rover, Mazda, Volvo and Aston Martin dealers, respectively.

International Segment

Our International segment includes operations in three main regions: Europe, Asia-Pacific and Latin America. Our Europe region is our largest international operation, accounting for 20% and 18% of our total managed receivables at year-end 2006 and 2005, respectively. Within the International segment, our Europe region accounted for 76% and 74% of our managed receivables at year-end 2006 and 2005, respectively. Most of our European operations are managed through a United Kingdom-based subsidiary, FCE Bank plc (“FCE”), which operates in the United Kingdom and operates branches in 15 other European countries. In addition, FCE has subsidiaries in the United Kingdom, Finland, Hungary, Poland and the Czech Republic that provide wholesale, leasing and retail vehicle financing. In our largest European markets, Germany and the United Kingdom, FCE offers most of our products and services under the Ford Credit/Bank, Volvo Car Finance, Land Rover Financial Services, Jaguar Financial Services and Mazda Credit/Bank brands. FCE generates most of our European revenue and contract volume from Ford Credit/Bank brand products and services. FCE, through our Worldwide Trade Financing division, provides financing to distributors/importers in countries where typically there is no established local Ford presence. The Worldwide Trade Financing division currently provides financing in over 70 countries. In addition, other private label operations and outsourcing arrangements exist in several Central and Eastern European markets. We also offer financing in Sweden for Volvo brand vehicles through Volvofinans, a joint venture with Swedish Volvo dealers. We also have a joint venture in Saudi Arabia that provides leasing and retail vehicle financing.

In the Asia-Pacific region, we operate in Australia, Japan, Taiwan, Thailand, New Zealand and China. We have joint ventures with local financial institutions and other third parties in the Philippines and South Africa. In the Latin America region, we operate in Mexico, Puerto Rico, Brazil, Chile and Argentina.

Competition

The automotive financing business is highly competitive. Our principal competitors for retail and wholesale financing are:

Retail	Wholesale

• Banks	• Banks
• Independent finance companies	• Other automobile manufacturers’ affiliated finance companies
• Credit unions and savings and loan associations
• Leasing companies
• Other automobile manufacturers’ affiliated finance companies

We compete mainly on the basis of service and financing rates. A key foundation of our service is providing broad and consistent purchasing policies for retail installment sale and lease contracts and consistent support for dealer financing requirements across economic cycles. Through these policies we have built strong relationships with Ford’s dealer network that enhance our competitiveness. Our ability to provide competitive financing rates depends on effectively and efficiently originating, purchasing and servicing our receivables, and accessing the capital markets. We routinely monitor the capital markets and develop funding alternatives to optimize our competitive position. Higher funding costs and industry competition have weakened our competitive position. The ability to tailor our financing services to support Ford’s marketing plans gives us a competitive advantage in providing financing to Ford dealers and their customers. In addition, our size allows us to take advantage of economies of scale in both purchasing and servicing our receivables and leases.

ITEM 1.	BUSINESS (Continued)

No single company is a dominant force in the automotive finance industry. Some of our bank competitors have developed credit aggregation systems that permit dealers to send, through a single standard system, retail credit applications to multiple finance sources to evaluate financing options offered by these finance sources. This process has resulted in greater competition based on financing rates. We, along with other automobile manufacturers’ affiliated finance companies, formed a joint venture in 2002, RouteOne LLC (“RouteOne”) that developed a similar credit application management system. RouteOne operates a web-based system that enables dealers and their finance sources, including automobile manufacturers’ affiliated finance companies, banks, and other financial institutions, to exchange credit application and decision information online.

Seasonal Variations

As a finance company, we own and manage a large portfolio of finance receivables and operating leases that are generated throughout the year and are collected over a number of years, primarily in fixed monthly payments. As a result, our overall financing revenues do not exhibit seasonal variations. However, throughout the automotive financing industry, charge-offs are typically higher in the first and fourth quarters of the year.

Dependence on Ford

The predominant share of our business consists of financing Ford vehicles and supporting Ford dealers. Any extended reduction or suspension of Ford’s production or sale of vehicles due to a decline in consumer demand, work stoppage, governmental action, negative publicity or other event, or significant changes to marketing programs sponsored by Ford, would have an adverse effect on our business. Additional information about Ford’s business, operations, production, sales and risks can be found in Ford’s Annual Report on Form 10-K for the year ended December 31, 2006 (“Ford’s 2006 10-K Report”), filed separately with the SEC and included as an exhibit to this Report (without financial statements and exhibits).

Ford has sponsored special-rate financing programs available only through us. Similar programs may be offered in the future. Under these programs, Ford makes interest supplements or other support payments to us. These programs increase our financing volume and share of financing sales of Ford vehicles. Our reliance on Ford-sponsored special financing programs offered exclusively through us has grown in importance. For further discussion regarding interest supplements and other support costs earned from affiliated companies, see Note 15 of our Notes to the Financial Statements.

Retail Financing

Overview and Purchasing Process

We provide financing services to retail customers through automotive dealers that have established relationships with us. Our primary business consists of purchasing retail installment sale and lease contracts for new and used vehicles mainly from dealers of Ford vehicles. We report in our financial statements the receivables from customers under installment sale contracts and certain leases with fleet customers as finance receivables. We report in our financial statements most of our retail leases as net investment in operating leases with the capitalized cost of the vehicles recorded as depreciable assets.

In general, we purchase from dealers retail installment sale contracts and lease contracts that meet our credit standards. These contracts primarily relate to the purchase or lease of new vehicles, but some are for used vehicles. Dealers typically submit customer applications electronically to one of our branch offices or regional business centers. Some of the applications are automatically evaluated and either approved or rejected based on our origination scorecard and credit policy criteria. In other cases, our credit analysts evaluate applications using our written guidelines.

ITEM 1.	BUSINESS (Continued)

Retail Installment Sale Contracts

The amount we pay for a retail installment sale contract is based on a negotiated vehicle purchase price agreed to between the dealer and the retail customer, plus any additional products, such as insurance and extended service plans, that are included in the contract, less any vehicle trade-in allowance or down payment from the customer applied to the purchase price. The net purchase price owed by the customer typically is paid over a specified number of months with interest at a fixed rate negotiated between the dealer and the retail customer. The dealer may retain a portion of the finance charge.

We offer a variety of retail installment sale financing products. In the United States, retail installment sale contract terms for new Ford, Lincoln and Mercury brand vehicles range primarily from 24 to 72 months. The average original term of our retail installment sale contracts was 61 months in the United States in 2006, compared with 57 months in 2005.

Some of our retail installment sale contracts have non-uniform payment periods and payment amounts to accommodate special cash flow situations. We also offer a retail balloon product under which the retail customer may finance their vehicle with an installment sale contract with a series of monthly payments followed by paying the amount remaining in a single balloon payment. The customer can satisfy the balloon payment obligation by payment in full of the amount owed, by refinancing the amount owed, or by returning the vehicle to us and paying additional charges for mileage and excess wear and use, if any. We sell vehicles returned to us to other Ford and non-Ford dealers through auctions. Customers who choose our retail balloon product may also qualify for special-rate financing offers from Ford.

We hold a security interest in the vehicles purchased through retail installment sale contracts. This security interest provides us certain rights and protections. As a result, if our collection efforts fail to bring a delinquent customer’s payments current, we generally can repossess the customer’s vehicle, after satisfying local legal requirements, and sell it at auction. The customer typically remains liable for any deficiency between net auction proceeds and the defaulted contract obligations, including any repossession-related expenses. We require retail customers to carry fire, theft and collision insurance on financed vehicles.

Retail Lease Plans

We offer leasing plans to retail customers through our dealers. Our highest volume retail-leasing plan is called Red Carpet Lease, which is offered in North America through dealers of Ford, Lincoln and Mercury brands. We offer similar lease plans through dealers of other Ford brands (Jaguar, Land Rover, Mazda, Volvo and Aston Martin). Under these plans, dealers originate the leases and offer them to us for purchase. Upon our purchase of a lease, we take ownership of the lease and title to the leased vehicle from the dealer. After we purchase a lease from a dealer, that dealer generally has no further obligation to us in connection with the lease. The customer is responsible for properly maintaining the vehicle and is obligated to pay for excess wear and use as well as excess mileage, if any. At the end of the lease, the customer has the option to purchase the vehicle for the price specified in the lease contract, or return the vehicle to the dealer. If the customer returns the vehicle to the dealer, the dealer may buy the vehicle from us or return it to us. We sell vehicles returned to us to other Ford and non-Ford dealers through auctions.

The amount we pay to a dealer for a retail lease, also called the acquisition cost, is based on the negotiated vehicle price agreed to by the dealer and the retail customer plus any additional products, such as insurance and extended service plans, that are included in the contract, less any vehicle trade-in allowance or down payment from the customer. The customer makes monthly lease payments based on the acquisition cost less the contractual residual value of the vehicle, plus lease charges. Some of our lease programs, such as our Red Carpet Lease Advance Payment Plan, provide certain pricing advantages to customers who make all or some monthly payments at lease inception or

ITEM 1.	BUSINESS (Continued)

purchase refundable higher mileage allowances. We require lease customers to carry fire, theft, liability and collision insurance on leased vehicles. In the case of a contract default and repossession, the customer typically remains liable for any deficiency between net auction proceeds and the defaulted contract obligations, including any repossession-related expenses.

In the United States, retail operating lease terms for new Ford, Lincoln and Mercury brand vehicles range primarily from 24 to 48 months. In 2006, the average original lease term was 32 months compared with 31 months in 2005.

Other Vehicle Financing

We also offer vehicle-financing programs to commercial customers including leasing companies, daily rental companies, government entities and fleet customers. These financings include both lease plans and installment purchase plans and are generally for terms of 12 to 84 months. The financing obligations are collateralized by perfected security interests on financed vehicles in almost all instances and, where appropriate, an assignment of rentals under any related leases. At the end of the finance term, a lease customer may be required to pay any shortfall between the fair market value and the specified end of term value of the vehicle. If the fair market value of the vehicle at the end of the finance term exceeds the specified end of term value, the lease customer may be paid the excess amount. These financings are included in retail finance receivables and net investment in operating leases in our financial statements.

Wholesale Financing

We offer a wholesale financing program for qualifying dealers to finance new and used vehicles held in inventory. We generally finance the vehicle’s wholesale invoice price for new vehicles and up to 100% of the dealer’s purchase price for used vehicles. Dealers generally pay a floating interest rate on wholesale loans. In the United States in 2006, the average wholesale receivable was outstanding for 84 days, excluding the time the vehicle was in transit from the assembly plant to the dealership. Our wholesale financing program includes financing of large multi-brand dealer groups that are some of our largest wholesale customers based on the amount financed.

When a dealer uses our wholesale financing program to purchase vehicles we obtain a secured interest in the vehicles and, in many instances, other assets of the dealer. Our subsidiary, The American Road Insurance Company (“TARIC”), generally provides insurance for vehicle damage and theft of vehicles held in dealer inventory that are financed by us.

Other Financing

We make loans to dealers for improvements to dealership facilities, working capital and the purchase and financing of dealership real estate. These loans are included in other finance receivables in our financial statements. These loans typically are secured by mortgages on real estate, secured interests in other dealership assets and sometimes personal guarantees from the individual owners of the dealership.

We also purchase certain receivables generated by divisions and affiliates of Ford, primarily in connection with the delivery of vehicle inventories from Ford, the sale of parts and accessories by Ford to dealers and the purchase of other receivables generated by Ford. These receivables are included in other finance receivables in our financial statements.

Marketing and Special Programs

We actively market our financing products and services to automotive dealers and customers. Through personal sales contacts, targeted advertisements in trade publications, participation in dealer-focused conventions and organizations and support from manufacturers, we seek to demonstrate to dealers the value of entering into a business relationship with us. Our marketing strategy is based on our belief that we can better assist dealers in achieving their sales, financial and

ITEM 1.	BUSINESS (Continued)

customer satisfaction goals by being a stable, committed finance source with knowledgeable automotive and financial professionals offering personal attention and interaction. We demonstrate our commitment to dealer relationships with a variety of materials, measurements and analyses showing the advantages of a full range of automotive financing products that allows consistent and predictable single source financing. From time to time, we promote increased dealer transactions through incentives, bonuses, contests and selected program and rate adjustments.

We promote our retail financing products primarily through pre-approved credit offers to prospective customers, point-of-sale information, ongoing communications and contacts with existing customers. Our communications to these customers promote the advantages of our financing products, the availability of special plans and programs and the benefits of affiliated products, such as extended warranties, service plans, insurance coverage, gap protection and excess wear and use waivers. We also emphasize the quality of our customer service and the ease of making payments and transacting business with us. For example, through our web site located at www.fordcredit.com, a customer can make inquiries, review an account balance, examine current incentives, schedule an electronic payment or qualify for a pre-approved credit offer.

We also market our non-consumer financial services described above in “Other Vehicle Financing” with a specialized group of employees who make direct sales calls on dealers, and, often at the request of such dealers, on potential high-volume commercial customers. This group also uses various materials to explain our flexible programs and services specifically directed at the needs of commercial and fleet vehicle customers.

Servicing

General.  After we purchase retail installment sale contracts and leases from dealers and other customers, we manage the contracts during their contract terms. This management process is called servicing. We service the finance receivables and leases we originate and purchase. Our servicing duties include the following:

•	applying monthly payments from customers,

•	contacting delinquent customers for payment,

•	maintaining a secured interest in the financed vehicle,

•	monitoring insurance coverage for lease vehicles in certain states,

•	providing billing statements to customers,

•	responding to customer inquiries,

•	releasing the secured interest on paid-off finance contracts,

•	arranging for the repossession of vehicles, and

•	selling repossessed and returned vehicles at auction.

Customer Payment Operations.  In the United States and Canada, customers are directed in their monthly billing statements to mail payments to a bank for deposit in a lockbox account. Customers may also make payments through electronic payment services, a direct debit program or a telephonic payment system.

Servicing Activities — Consumer Credit.  We design our collection strategies and procedures to keep accounts current and to collect on delinquent accounts. We employ a combination of proprietary and non-proprietary tools to assess the probability and severity of default for all of our receivables and leases and implement our collection efforts based on our determination of the credit risk associated with each customer. As each customer develops a payment history, we use an internally developed behavioral scoring model to assist in determining the best collection strategies. Based on data from

ITEM 1.	BUSINESS (Continued)

this scoring model, we group contracts by risk category for collection. Our centralized collection operations are supported by auto-dialing technology and proprietary collection and workflow operating systems. Our United States systems also employ a web-based network of outside contractors who support the repossession process. Through our auto-dialer program and our monitoring and call log systems, we target our efforts on contacting customers about missed payments and developing satisfactory solutions to bring accounts current.

Supplier Operations.  We engage vendors to perform many of our servicing processes. These processes include depositing monthly payments from customers, monitoring the perfection of secured interests in financed vehicles, monitoring insurance coverage on lease vehicles in certain states, imaging of contracts and electronic data file maintenance, generation of retail and lease billing statements, telephonic payment systems for retail customers, the handling of some inbound customer service calls and the recovery of deficiencies for selected accounts.

Payment Extensions.  We frequently offer payment extensions to customers who have encountered temporary financial difficulty that limits their ability to pay as contracted. A payment extension allows the customer to extend the term of the contract, usually by paying a fee that is calculated in a manner specified by law. Following a payment extension, the customer’s account is no longer delinquent. Before agreeing to a payment extension, the service representative reviews the customer’s payment history, current financial situation and assesses the customer’s desire and capacity to make future payments. The service representative decides whether the proposed payment extension complies with our policies and guidelines. Regional business center managers review, and generally must approve, payment extensions outside these guidelines.

Repossessions and Auctions.  We view repossession of a financed or leased vehicle as a final step that we undertake only after all other collection efforts have failed. We usually sell repossessed vehicles at auction and apply the proceeds to the amount owed on the customer’s account. At our National Recovery Center, we continue to attempt collection of any deficient amounts until the account is paid in full, we obtain mutually satisfactory payment arrangements with the debtor or we determine that the account is uncollectible.

Ford’s Vehicle Remarketing Department, in conjunction with our regional business centers and our National Recovery Center, manages the sale of repossessed vehicles and returned leased vehicles. Repossessed vehicles are reported in other assets on our balance sheet at values that approximate expected net auction proceeds. We inspect and recondition the vehicle to maximize the net auction value of the vehicle. Returned leased vehicles are sold at open auctions, in which any licensed dealer can participate and at closed auctions, in which only Ford dealers may participate. Repossessed vehicles are sold at open auctions.

Wholesale and Commercial.  We require dealers to submit monthly financial statements that we monitor for potential credit deterioration. We assign an evaluation rating to each dealer, which determines the frequency of physical audits of vehicle inventory. We monitor dealer inventory financing payoffs daily to detect deviations from typical repayment patterns and take appropriate actions. Within the United States and Canada, we provide services to fleet purchasers, leasing companies, daily rental companies and other commercial customers. We generally review our exposure under these credit arrangements at least annually. In our international markets, this business is managed within the head office of the local market area.

ITEM 1.	BUSINESS (Continued)

Insurance

We conduct insurance operations primarily through TARIC and its subsidiaries in the United States and Canada and through various other insurance subsidiaries outside the United States and Canada. TARIC offers a variety of products and services, including:

•	Extended service plan contracts, mainly through Ford dealers for new and used vehicles,

•	Physical damage insurance covering vehicles at dealers’ locations and vehicles in-transit between final assembly plants and dealers’ locations, and

•	Physical damage/liability coverage on Ford dealer daily rental vehicles.

We also offer various Ford branded insurance products throughout the world underwritten by non-affiliated insurance companies from which we receive fee income but the underwriting risk remains with the non-affiliated insurance companies. In addition, TARIC has provided to Ford and its subsidiaries various types of surety bonds, including bonds generally required as part of any appeals of litigation, financial guarantee bonds and self-insurance workers’ compensation bonds. Our insurance business generated approximately 1% of our total revenues in 2006 and 2005.

Employee Relations

Our full-time employees numbered approximately 12,900 and 14,100 at year-end 2006 and 2005, respectively. Most of our employees are salaried, and most are not represented by a union. We consider employee relations to be satisfactory.

Governmental Regulations

As a finance company, we are highly regulated by the governmental authorities in the locations where we operate.

United States

Within the United States, our operations are subject to regulation, supervision and licensing under various federal, state and local laws and regulations.

Federal Regulation.  We are subject to extensive federal regulation, including the Truth-in-Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective purchasers and lessees in consumer retail and lease financing transactions and prohibit discriminatory credit practices. The principal disclosures required under the Truth-in-Lending Act for retail finance transactions include the terms of repayment, the amount financed, the total finance charge and the annual percentage rate. For retail lease transactions, we are required to disclose the amount due at lease inception, the terms for payment, and information about lease charges, insurance, excess mileage, wear and use charges and liability on early termination. The Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants and customers on a variety of factors, including race, color, sex, age or marital status. Pursuant to the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for being denied. In addition, any of the credit scoring systems we use during the application process or other processes must comply with the requirements for such systems under the Equal Credit Opportunity Act. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a consumer credit report obtained from a national credit bureau and sets forth requirements related to identity theft, privacy and enhanced accuracy in credit reporting content. We are also subject to the Servicemember’s Civil Relief Act that prohibits us from charging interest in excess of 6% on transactions with customers who subsequently enter into full-time service with the military and limits our ability to collect future payments from lease customers who terminate their lease early. In addition,

ITEM 1.	BUSINESS (Continued)

we are subject to other federal regulation, including the Gramm-Leach-Bliley Act, that requires us to maintain confidentiality and safeguard certain consumer data in our possession and to communicate periodically with consumers on privacy matters.

State Regulation — Licensing.  In most states, a consumer credit regulatory agency regulates and enforces laws relating to finance companies. Rules and regulations generally provide for licensing of finance companies, limitations on the amount, duration and charges, including interest rates, that can be included in finance contracts, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. We must renew these licenses periodically. Moreover, several states have laws that limit interest rates on consumer financing. In periods of high interest rates, these rate limitations could have an adverse effect on our operations if we were unable to purchase retail installment sale contracts with finance charges that reflect our increased costs. In certain states, we are subject to periodic examination by state regulatory authorities.

State Regulation — Repossessions.  To mitigate our credit losses, sometimes we repossess a financed or leased vehicle. Repossessions are subject to prescribed legal procedures, including peaceful repossession, one or more customer notifications, a prescribed waiting period prior to disposition of the repossessed vehicle and return of personal items to the customer. Some states provide the customer with reinstatement rights that require us to return a repossessed vehicle to the customer in certain circumstances. Our ability to repossess and sell a repossessed vehicle is restricted if a customer declares bankruptcy.

International

In some countries outside the United States, some of our subsidiaries, including FCE, are regulated banking institutions and are required, among other things, to maintain minimum capital reserves. FCE is authorized as a deposit taking business and insurance intermediary under the Financial Services and Markets Act of 2000 and is regulated by the U.K. Financial Services Authority (“FSA”). FCE also holds a standard license under the U.K. Consumer Credit Act of 1974 and other licenses to conduct financing business in other European locations. Since 1993, FCE has obtained authorizations from the Bank of England (now the FSA) pursuant to the Banking Consolidation Directive entitling it to operate branches in 15 other European countries. In many other locations where we operate, governmental authorities require us to obtain licenses to conduct our business.

Regulatory Compliance Status

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all laws and regulations applicable to us and our operations. Failure to satisfy those legal and regulatory requirements could have a material adverse effect on our operations, financial condition and liquidity. Further, the adoption of new laws or regulations, or the revision of existing laws and regulations, could have a material adverse effect on our operations, financial condition and liquidity.

We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance. Through our governmental relations efforts, we also attempt to participate in the legislative and administrative rule-making process on regulatory initiatives that impact finance companies. The cost of our ongoing compliance efforts have not had a material adverse effect on our operations, financial condition or liquidity.

Transactions with Ford and Affiliates

We have a profit maintenance agreement with Ford that requires Ford to maintain our consolidated income before income taxes and net income at specified minimum levels. In addition, we have an agreement to maintain a minimum control interest in FCE and to maintain FCE’s net worth

ITEM 1.	BUSINESS (Continued)

above a minimum level. No payments were made under either of these agreements during the 2004 through 2006 periods.

We entered into an Amended and Restated Agreement with Ford dated December 12, 2006 relating to our set-off arrangements and long-standing business practices with Ford, a copy of which was included in our Form 8-K dated the same date and is incorporated by reference herein as an exhibit. The principal terms of this agreement include the following:

•	In certain circumstances, our obligations to Ford may be set-off against Ford’s obligations to us;

•	Any extension of credit from us to Ford or any of Ford’s automotive affiliates will be on arm’s length terms and will be enforced by us in a commercially reasonable manner;

•	We will not guarantee more than $500 million of the indebtedness of, make any investments in, or purchase any real property or manufacturing equipment classified as an automotive asset from Ford or any of Ford’s automotive affiliates;

•	We and Ford agree to maintain our stockholder’s equity at a commercially reasonable level to support the amount, quality and mix of our assets taking into account general business conditions affecting us;

•	We will not be required by Ford or any of Ford’s automotive affiliates to accept credit or residual risk beyond what we would be willing to accept acting in a prudent and commercially reasonable manner (taking into consideration any interest rate supplements or residual value support payments, guarantees, or other subsidies that are provided to us by Ford or any of Ford’s automotive affiliates); and

•	We and Ford are separate, legally distinct companies, and we will continue to maintain separate books and accounts. We will prevent our assets from being commingled with Ford’s assets, and hold ourselves out as a separate and distinct company from Ford and Ford’s automotive affiliates.

More information about transactions between us and Ford and other affiliates is contained in Note 15 of our Notes to the Financial Statements, “Business — Overview”, “Business — Retail Financing”, “Business — Other Financing” and the description of Ford’s business in Exhibit 99.

ITEM 1A.	RISK FACTORS

The following are the most significant risk factors applicable to us:

Inability to Access Debt or Securitization Markets Around the World at Competitive Rates or in Sufficient Amounts Due to Additional Credit Rating Downgrades or Otherwise — The lower credit ratings assigned to us have increased our unsecured borrowing costs and have caused our access to the unsecured debt markets to be more restricted. In response, we have increased our use of securitization and other sources of liquidity. Over time, and particularly in the event of any further credit rating downgrades or a significant decline in the demand for the types of securities we offer, we may need to reduce the amount of receivables we purchase or originate. A significant reduction in the amount of receivables we purchase or originate would significantly reduce our ongoing profits and could adversely affect our ability to support the sale of Ford vehicles.

Higher-Than-Expected Credit Losses — Credit risk is the possibility of loss from a customer’s or dealer’s failure to make payments according to contract terms. Credit risk (which is heavily dependent upon economic factors, including unemployment, consumer debt service burden, personal income growth, dealer profitability and used car prices) has a significant impact on our business. The level of credit losses we may experience could exceed our expectations.

Increased Competition from Banks or Other Financial Institutions Seeking to Increase Their Share of Financing Ford Vehicles — No single company is a dominant force in the automotive finance

ITEM 1A.	RISK FACTORS (Continued)

industry. Most of our bank competitors in the United States use credit aggregation systems that permit dealers to send, through a single standard system, retail credit applications to multiple finance sources to evaluate financing options offered by these finance sources. This process has resulted in greater competition based on financing rates. In addition, we are facing increased competition on wholesale financing for Ford dealers. Competition from such competitors with lower borrowing costs may increase, which could adversely affect our profitability and the volume of our business.

Changes in Interest Rates — We are exposed to interest rate risk, and the particular market to which we are most exposed is U.S. dollar LIBOR. Our interest rate risk exposure results principally from “re-pricing risk,” or differences in the re-pricing characteristics of assets and liabilities. Any inability to adequately control this exposure could adversely affect our business. To limit the impact of interest rate changes, we have entered into long-term interest rate swaps with large notional balances, many of which are “receive-fixed, pay-float” interest rate swaps. Such swaps increase in value when interest rates decline, and decline in value when interest rates rise. When interest rate swaps are not in designated hedging relationships, changes in the fair values of these derivatives due to interest rate movements can cause substantial earnings volatility.

Collection and Servicing Problems Related to Our Finance Receivables and Net Investment in Operating Leases — After we purchase retail installment sale contracts and leases from dealers and other customers, we manage or service the receivables. Any disruption of our servicing activity, due to inability to access or accurately maintain our customer account records or otherwise, could have a significant negative impact on our ability to collect on those receivables and/or satisfy our customers.

Lower-Than-Anticipated Residual Values or Higher-Than-Expected Return Volumes for Leased Vehicles — We project expected residual values (including residual value support payments from Ford) and return volumes of the vehicles we lease. Actual proceeds realized by us upon the sale of returned leased vehicles at lease termination may be lower than the amount projected, which reduces the profitability of the lease transaction to us. Among the factors that can affect the value of returned lease vehicles are the volume of vehicles returned, economic conditions and the quality or perceived quality, safety or reliability of the vehicles. All of these, alone or in combination, have the potential to adversely affect our profitability.

New or Increased Credit, Consumer or Data Protection, or Other Regulations Could Result in Higher Costs and/or Additional Financing Restrictions — As a finance company, we are highly regulated by governmental authorities in the locations where we operate. In the United States, our operations are subject to regulation, supervision and licensing under various federal, state and local laws and regulations, including the federal Truth-in-Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. In some countries outside the United States, our subsidiaries are regulated banking institutions and are required, among other things, to maintain minimum capital reserves. In many other locations, governmental authorities require companies to have licenses in order to conduct financing businesses. Efforts to comply with these laws and regulations impose significant costs on us, and affect the conduct of our business. Additional regulation could add significant cost or operational constraints that might impair the profitability of our business.

Changes in Ford’s Operations or Changes in Ford’s Marketing Programs Could Result in a Decline in Our Financing Volumes — Most of our business consists of financing Ford vehicles and supporting Ford dealers. If there were significant changes in the production or sales of Ford vehicles to retail customers, the quality or resale value of Ford vehicles, or other factors impacting Ford or its employees, such changes could significantly affect our profitability and financial condition. In addition, for many years, Ford has sponsored special rate financing programs available only through us. Under these programs, Ford makes interest supplements or other support payments to us. These programs increase our financing volume and share of financing sales of Ford vehicles. If Ford were to adopt marketing strategies in the future that de-emphasized such programs in favor of other incentives, our financing volume could be reduced.

ITEM 1A.	RISK FACTORS (Continued)

We Have Significant Exposure to Ford — As of December 31, 2006, Ford is obligated to pay us approximately $4.6 billion of interest supplements (including supplements related to sold receivables) and approximately $900 million of residual value support over the terms of the related finance contracts or operating leases in the United States and Canada. In the event Ford is unable to pay, fails to pay or is delayed in paying these amounts or any other obligations to us, our profitability, financial condition and cash flow could be adversely affected. We have agreed with Ford that in the event Ford fails to pay its interest supplement or residual value support obligations to us, we may set-off our obligations to Ford against these obligations to us.

We are Jointly and Severally Responsible with Ford and its Other Subsidiaries for Funding Obligations Under Ford’s and its Subsidiaries’ Qualified US Defined Benefit Pension Plans — Pursuant to the Employee Retirement Income Security Act of 1974 (“ERISA”), we are jointly and severally liable to the Pension Benefit Guaranty Corporation (“PBGC”) for certain Ford IRS-qualified U.S. defined benefit pension plan liabilities and to any trustee appointed if one or more of these pension plans were to be terminated by the PBGC in a distress termination. We are liable to pay any plan deficiencies and could have a lien placed on our assets by the PBGC to collateralize this liability. Our financial condition and ability to repay unsecured debt could be materially adversely affected if we were required to pay some or all of these obligations.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

We have none to report.

ITEM 2.	PROPERTIES

We own our world headquarters in Dearborn, Michigan. We lease our corporate offices in Brentwood, England, from an affiliate of Ford. Most of our automotive finance branches and business centers are located in leased properties. The continued use of any of these leased properties is not material to our operations. At December 31, 2006, our total future rental commitment under leases of real property was $123 million.

We operate in the United States through dealer automotive financing branches and regional service centers. We will consolidate our U.S. branches into our existing service centers, creating new regional business centers in 2007. Additionally, we do business in all provinces in Canada through seven dealer automotive financing branches and one regional service center. In 2007, we will begin to consolidate our Canadian branches into the Edmonton business center and a satellite origination center in Toronto.

Our North American regional business centers are located in:

United States:	Colorado Springs, Colorado Tampa, Florida Henderson, Nevada	Greenville, South Carolina Nashville, Tennessee Irving, Texas
Canada:	Edmonton, Alberta

Each of these business centers generally services customers located in their region, but all of our North American business centers are electronically linked and workload can be allocated across business centers.

We also have three specialty service centers in North America that focus on specific servicing activities:

•	Customer Service Center — Omaha, Nebraska;

•	National Bankruptcy Service Center — Livonia, Michigan; and

•	National Recovery Center — Mesa, Arizona.

ITEM 2.	PROPERTIES (Continued)

In Europe, we have dealer and customer servicing activities in St. Albans, England, to support our U.K. operations and customers, and in Cologne, Germany, to support our German operations and customers. In smaller countries, we provide servicing through our local branches.

ITEM 3.	LEGAL PROCEEDINGS

We are subject to legal actions, governmental investigations and other proceedings and claims relating to state and federal laws concerning finance and insurance, employment-related matters, personal injury matters, investor matters, financial reporting matters and other contractual relationships. Some of these matters are class actions or matters where the plaintiffs are seeking class action status. Some of these matters may involve claims for compensatory, punitive or treble damages and attorneys’ fees in very large amounts, or request other relief which, if granted, would require very large expenditures. Our significant pending legal proceeding is summarized below:

SEC Restatement Inquiry.  We were contacted in November 2006 by the Division of Corporation Finance and the Division of Enforcement of the SEC for additional information regarding the disclosures in our Current Report on Form 8-K dated October 20, 2006, our Annual Report on Form 10-K/A for the year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the period ended September 30, 2006 relating to our restatement of financial results. As previously disclosed, we are voluntarily cooperating with these informal inquiries.

Litigation is subject to many uncertainties and the outcome is not predictable. It is reasonably possible that matters could be decided unfavorably to us. Although the amount of liability at December 31, 2006 with respect to litigation matters cannot be ascertained, we believe that any resulting liability should not materially affect our operations, financial condition and liquidity.

In addition, any litigation, investigation, proceeding or claim against Ford that results in Ford incurring significant liability, expenditures or costs could also have a material adverse affect on our operations, financial condition and liquidity. For a discussion of pending significant cases against Ford, see Item 3 in Ford’s 2006 10-K Report.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Required.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

At December 31, 2006, all shares of our common stock were owned by Ford Holdings, LLC, a wholly owned subsidiary of Ford. We did not issue or sell any equity securities during 2006, and there is no market for our stock. We paid cash dividends of $1.35 billion and $2.75 billion in 2006 and 2005, respectively. We have suspended regular dividend payments beginning in 2007. Our shares have been pledged as collateral in connection with Ford’s new committed secured credit facilities.

ITEM 6.	SELECTED FINANCIAL DATA

Not Required.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Generation of Revenue, Income and Cash

Our primary focus is to profitably support the sale of Ford vehicles. The principal factors that influence our earnings are the amount and mix of finance receivables and net investment in operating leases and financing margins. The performance of these receivables and leases over time, mainly through the impact of credit losses and variations in the residual value of leased vehicles, also affects our earnings.

The amount of our finance receivables and net investment in operating leases depends on many factors, including:

•	the volume of new and used vehicle sales and leases,

•	the extent to which we purchase retail installment sale and lease contracts and the extent to which we provide wholesale financing,

•	the sales price of the vehicles financed,

•	the level of dealer inventories,

•	Ford-sponsored special financing programs available exclusively through us, and

•	the availability of cost-effective funding for the purchase of retail installment sale and lease contracts and to provide wholesale financing.

For finance receivables, financing margin equals the difference between revenue earned on finance receivables and the cost of borrowed funds. For operating leases, financing margin equals revenue earned on operating leases, less depreciation expense and the cost of borrowed funds. Interest rates earned on most receivables and rental charges on operating leases generally are fixed at the time the contracts are originated. On some receivables, primarily wholesale financing, we charge interest at a floating rate that varies with changes in short-term interest rates.

Business Performance

We review our business performance from several perspectives, including:

•	On-balance sheet basis — includes the receivables and leases we own and securitized receivables and leases that remain on our balance sheet (includes other structured financings and factoring transactions that have features similar to securitizations),

•	Securitized off-balance sheet basis — includes receivables sold in securitization transactions that are not reflected on our balance sheet,

•	Managed basis — includes on-balance sheet and securitized off-balance sheet receivables and leases that we continue to service, and

•	Serviced basis — includes managed receivables and leases and receivables sold in whole-loan sale transactions where we retain no interest in the sold receivables, but which we continue to service.

We analyze our financial performance primarily on a managed and on-balance sheet basis. We retain interests in receivables sold in off-balance sheet securitizations and, with respect to subordinated retained interests, we have credit risk. As a result, we evaluate credit losses, receivables and leverage on a managed basis as well as on an on-balance sheet basis. In contrast, we do not have the same financial interest in the performance of receivables sold in whole-loan sale transactions, and as a result, we generally review the performance of our serviced portfolio only to evaluate the effectiveness of our origination and collection activities. To evaluate the performance of

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

these activities, we monitor a number of measures, such as repossession statistics, losses on repossessions and the number of bankruptcy filings.

We measure the performance of our North America segment and our International segment primarily on an income before income taxes basis, after excluding the impact to earnings from hedge ineffectiveness, and other related fair value accounting adjustments, because our risk management activities are carried out on a centralized basis at the corporate level, with only certain elements allocated to our two segments. For further discussion regarding our segments, see Note 16 of our Notes to the Financial Statements.

Strategy

Origination: Buy it Right, Price it Right — Our primary focus is to profitably support the sale of Ford vehicles. We will continue to work closely with our brand partners to create value for our dealers and customers by seeking opportunities to go into the marketplace together, leveraging our unique position as Ford’s financing company. Our in-market sales teams provide dealership level account management (consultative finance, insurance and vehicle sales assistance) by jointly reviewing key dealership sales and operating metrics to identify potential profit improvement opportunities. The sales team’s focus is on growing our business and improving dealership profitability through the use of our wholesale financing, dealer loan, retail financing and after market products. Risk management remains a key to our continued value and profitability. We have extensive risk experience and large sample sizes, enabling us to develop proprietary scoring models which outperform generic scoring models. Our focus remains on providing new tools and actionable information to dealers and strengthening global risk skills internally. Through these efforts, we will continue to generate incremental vehicle sales for Ford.

Servicing: Operate Efficiently, Collect Effectively, Enhance Owner Loyalty — Our operations will continue to drive efficiencies globally by increasing the commonality of our business processes and information technology platforms. In North America, we enhanced our collection modeling capabilities to allow for more focused collection activity on high-risk accounts and further refined a risk-based staffing model to ensure collection resources are aligned with portfolio risk. On a global basis, we remain focused on driving cost reductions in proportion to the overall size of our business while improving customer service and owner loyalty.

Funding: Fund it Efficiently, Manage Risk — Our funding strategy is to maintain a high level of liquidity by having a substantial cash balance and committed funding capacity, allowing us to meet our short-term funding obligations. As a result of lower credit ratings, our unsecured funding costs have increased over time. While we continue to access the unsecured debt market, we have increased our use of securitization funding as it is presently more cost effective than unsecured funding and allows us access to a broad investor base. We plan to meet a significant portion of our 2007 funding requirements through securitizations and will continue to expand and diversify our asset-backed funding by asset class and region.

Trends

Restructuring:  We previously announced we will restructure our North American operations. We are in the process of consolidating our remaining North American branches into our seven existing business centers. These regional business centers will manage originations, dealer credit and wholesale operations in addition to the servicing functions. Our dealers will continue to be serviced by sales personnel located in their markets, and our business centers will provide faster contract approval and extended hours of service. Our collection processes will continue as they have in the past. In 2006, FCE also announced a plan to restructure its business in Germany that supports the sales activities of automotive financial services of Ford, Jaguar, Land Rover and Mazda vehicles. This plan includes the consolidation of branches into district offices. These restructuring actions will reduce

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

ongoing costs and facilitate the sharing of best practices. The restructurings in the U.S. and Germany are planned to be completed in 2007, and Canada is planned to be completed in 2008.

Results of Operations

Full Year 2006 Compared with Full Year 2005

In 2006, net income was $1,283 million, down $621 million from 2005. On a pre-tax basis from continuing operations, we earned $1,953 million in 2006, down $970 million from 2005. The decrease in full year earnings primarily reflected higher borrowing costs, higher depreciation expense and the impact of lower average receivable levels in our managed portfolio. These were offset partially by market valuations primarily related to non-designated derivatives and reduced operating costs. Results of our operations by business segment for 2006 and 2005 are shown below:

	Full Year
			2006
			Over/(Under)
	2006	2005	2005
	(in millions)

Income from continuing operations before income taxes
North America segment	$1,729	$2,921	$(1,192)
International segment	672	914	(242)
Unallocated risk management	(448)	(912)	464

Income from continuing operations before income taxes	1,953	2,923	(970)
Provision for income taxes and minority interests	(670)	(1,060)	390
Income/(Loss) from discontinued operations	—	41	(41)

Total net income	$1,283	$1,904	$(621)

The decrease in North America segment earnings primarily reflected higher borrowing costs, higher depreciation expense and the impact of lower average receivable levels in our managed portfolio, offset partially by reduced operating costs.

The decrease in International segment income primarily reflected higher borrowing costs, the non-recurrence of a gain on sale of compensation bonds in Argentina, lower credit loss reserve reductions and the impact of lower average receivable levels in our managed portfolio. The compensation bonds were issued by the Argentine government in late 2001 and were intended to compensate entities for government-mandated devaluation of the peso undertaken to provide debt relief to consumers.

The improvement in unallocated risk management income reflected the change in market valuations primarily related to non-designated derivatives. In the fourth quarter of 2006, we recorded a $38 million cumulative adjustment to correct the accounting for certain fair value interest rate swaps. The impact on previously issued financial statements was not material. For additional information on our unallocated risk management segment, see Note 16 of our Notes to the Financial Statements.

Full Year 2005 Compared with Full Year 2004

In 2005, net income was $1,904 million down $514 million from 2004. Our income from continuing operations before income taxes $2,923 million was down $787 million from 2004. The decrease in earnings primarily reflected reduced market valuations of non-designated derivatives, higher borrowing costs and the impact of lower average retail receivable levels in our managed

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

portfolio, partially offset by improved credit loss performance. Results of our operations by business segment for 2005 and 2004 are shown below:

	Full Year
			2005
			Over/(Under)
	2005	2004	2004
	(in millions)

Income from continuing operations before income taxes
North America segment	$2,921	$3,408	$(487)
International segment	914	809	105
Unallocated risk management	(912)	(507)	(405)

Income from continuing operations before income taxes	2,923	3,710	(787)
Provision for income taxes and minority interests	(1,060)	(1,373)	313
Income/(Loss) from discontinued operations	41	81	(40)

Total net income	$1,904	$2,418	$(514)

The decrease in North America segment earnings primarily reflected higher borrowing costs and the impact of lower average retail receivable levels, partially offset by improved credit loss performance.

The increase in International segment income primarily reflected a gain on sale of compensation bonds in Argentina, improved credit loss performance and the non-recurrence of impairment of certain unconsolidated investments in our Asia-Pacific region, offset partially by the impact of higher borrowing costs.

The decrease in unallocated risk management income reflected the change in market valuations primarily related to non-designated derivatives. For additional information on our unallocated risk management segment, see Note 16 of our Notes to the Financial Statements.

Placement Volume and Financing Share

Total worldwide financing contract placement volumes for new and used vehicles are shown below:

	Full Year
	2006	2005	2004
	(in thousands)

North America segment
United States	1,574	1,498	1,842
Canada	189	169	172

Total North America segment	1,763	1,667	2,014

International segment
Europe	711	734	782
Other international	233	276	271

Total International segment	944	1,010	1,053

Total contract placement volume	2,707	2,677	3,067

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Shown below are our financing shares of new Ford, Lincoln and Mercury brand vehicles sold by dealers in the United States and Ford brand vehicles sold by dealers in Europe. Also shown below are our wholesale financing shares of new Ford, Lincoln and Mercury brand vehicles acquired by dealers in the United States, excluding fleet, and of new Ford brand vehicles acquired by dealers in Europe:

	Full Year
	2006	2005	2004

United States
Financing share — Ford, Lincoln and Mercury
Retail installment and lease	44%	37%	45%
Wholesale	80	81	84

Europe
Financing share — Ford
Retail installment and lease	27%	28%	29%
Wholesale	95	96	97

North America Segment.  In 2006, our total contract placement volumes were 1.8 million, up 96,000 contracts from a year ago. This increase, as well as the increase in retail financing share over the same period, primarily reflected the impact of Ford’s marketing programs that emphasized the use of our financing and the non-recurrence in 2006 of Ford’s marketing program that offered employee pricing to all customers in 2005.

International Segment.  In 2006, our total contract placement volumes were 944,000, down 66,000 contracts from a year ago. This decrease primarily reflected lower volumes in Asia Pacific and Europe.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Financial Condition

Finance Receivables and Operating Leases

Our receivable levels are shown below:

	December 31,
	2006	2005	2004
	(in billions)

Receivables

On-Balance Sheet
Finance receivables
Retail installment	$70.4	$65.7	$81.7
Wholesale	35.2	39.6	23.8
Other	3.8	4.6	5.3

Total finance receivables, net	109.4	109.9	110.8
Net investment in operating leases	25.9	22.2	21.9

Total on-balance sheet (a)	$135.3	$132.1	$132.7

Memo: Allowance for credit losses included above	$1.1	$1.6	$2.4

Securitized Off-Balance Sheet
Finance receivables
Retail installment	$12.2	$18.0	$16.7
Wholesale	—	—	18.9
Other	—	—	—

Total finance receivables	12.2	18.0	35.6
Net investment in operating leases	—	—	—

Total securitized off-balance sheet	$12.2	$18.0	$35.6

Managed
Finance receivables
Retail installment	$82.6	$83.7	$98.4
Wholesale	35.2	39.6	42.7
Other	3.8	4.6	5.3

Total finance receivables, net	121.6	127.9	146.4
Net investment in operating leases	25.9	22.2	21.9

Total managed	$147.5	$150.1	$168.3

Serviced	$149.5	$153.0	$172.3

(a)	At December 31, 2006 and 2005, includes finance receivables of $56.5 billion and $44.7 billion, respectively, that have been sold for legal purposes in securitizations that do not satisfy the requirements for accounting sale treatment. In addition, at December 31, 2006 and 2005, includes net investment in operating leases of $17.3 billion and $6.5 billion, respectively, that have been included in securitizations that do not satisfy the requirements for accounting sale treatment. These underlying securitized assets are available only for payment of the debt or other obligations issued or arising in the securitization transactions; they are not available to pay our other obligations or the claims of our other creditors.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Managed receivables decreased from year-end 2005 primarily reflecting lower wholesale receivable levels, offset partially by increased net investment in operating leases. On-balance sheet receivable levels increased, primarily reflecting the impact of U.S. public retail transactions in 2006 being reported on-balance sheet. Securitized off-balance sheet receivables declined for the same reason.

Credit Risk

Credit risk is the possibility of loss from a customer’s or dealer’s failure to make payments according to contract terms. Credit risk has a significant impact on our business. We actively manage the credit risk of our consumer and non-consumer portfolios to balance our level of risk and return. The allowance for credit losses reflected on our balance sheet is our estimate of the credit losses for receivables and leases that are impaired as of the date of our balance sheet. Consistent with our normal practices and policies, we assess the adequacy of our allowance for credit losses quarterly and regularly evaluate the assumptions and models used in establishing the allowance. During 2006, we updated an analysis of contract liquidation data that affected the level of required reserves for credit losses. In addition, we implemented refinements to certain modeling techniques that are used in determining the allowance for credit losses.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Credit Loss Metrics

Worldwide

The following table shows worldwide credit losses net of recoveries (“charge-offs”) for the various categories of financing during the periods indicated. The loss-to-receivables ratios, which equal charge-offs divided by the average amount of receivables outstanding for the period, are shown below for our on-balance sheet and managed portfolios.

	Full Year
	2006	2005	2004
	(in millions)

Charge-offs
On-Balance Sheet
Retail installment and lease	$465	$681	$1,281
Wholesale	44	23	43
Other	14	2	3

Total on-balance sheet	$523	$706	$1,327

Reacquired Receivables (retail) (a)	$2	$22	$74
Securitized Off-Balance Sheet
Retail installment and lease	$84	$127	$244
Wholesale	—	—	—
Other	—	—	—

Total securitized off-balance sheet	$84	$127	$244

Managed
Retail installment and lease	$551	$830	$1,599
Wholesale	44	23	43
Other	14	2	3

Total managed	$609	$855	$1,645

Loss-to-Receivables Ratios
On-Balance Sheet
Retail installment and lease	0.50%	0.72%	1.25%
Wholesale	0.12	0.09	0.20
Total including other	0.39%	0.57%	1.02%
Managed
Retail installment and lease	0.51%	0.73%	1.29%
Wholesale	0.12	0.06	0.10
Total including other	0.41%	0.54%	0.96%

(a)	Reacquired receivables reflect the amount of receivables that resulted from the accounting consolidation of our FCAR Owner Trust retail securitization program (“FCAR”) in the second quarter of 2003.

Most of our charge-offs are related to retail installment sale and lease contracts. Charge-offs depend on the number of vehicle repossessions, the unpaid balance outstanding at the time of repossession, the net resale price of repossessed vehicles and other losses associated with impaired accounts and unrecoverable vehicles. We also incur credit losses on our wholesale loans, but default rates for these receivables historically have been substantially lower than those for retail installment sale and lease contracts.

Charge-offs and loss-to-receivables ratios for our on-balance sheet, securitized off-balance sheet and managed portfolios declined from a year ago, primarily reflecting fewer repossessions. These improvements resulted from a higher quality retail installment and lease portfolio and enhancements to our collection practices.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Ford, Lincoln and Mercury Brand Retail Installment and Operating Lease

The following table shows the credit loss metrics for our Ford, Lincoln and Mercury brand U.S. retail installment sale and lease portfolio. This portfolio was approximately 60% of our managed portfolio of retail installment receivables and net investment in operating leases at December 31, 2006. Trends and causal factors are consistent with the worldwide results described in the preceding section.

	Full Year
	2006	2005	2004

On-Balance Sheet
Charge-offs (in millions)	$309	$433	$803
Loss-to-receivables ratios	0.56%	0.79%	1.32%

Managed
Charge-offs (in millions)	$370	$540	$1,032
Loss-to-receivables ratios	0.57%	0.79%	1.38%

Other Metrics — Serviced
Repossessions (in thousands)	82	109	165
Repossession ratios (a)	1.94%	2.30%	3.02%
Average loss per repossession	$6,300	$6,100	$6,600
New bankruptcy filings (in thousands)	21	84	85
Over-60 day delinquency ratio (b)	0.16%	0.15%	0.18%

(a)	Repossessions as a percent of the average number of accounts outstanding during the periods.

(b)	Delinquencies are expressed as a percent of the accounts outstanding for non-bankrupt accounts.

Allowance for Credit Losses

Our allowance for credit losses and our allowance for credit losses as a percentage of end-of-period receivables (net finance receivables and net investment in operating leases) for our on-balance sheet portfolio are shown below. A description of our allowance setting process is provided below in “Critical Accounting Estimates — Allowance for Credit Losses.”

	December 31,
	2006	2005	2004
	(in billions)

Allowance for Credit Losses
Retail installment and lease	$1.0	$1.5	$2.3
Wholesale	0.1	0.1	0.1
Other	*	*	*

Total allowance for credit losses	$1.1	$1.6	$2.4

As a Percentage of End-of-Period Receivables
Retail installment and lease	1.05%	1.63%	2.14%
Wholesale	0.22	0.24	0.55
Total including other	0.81%	1.19%	1.80%

*	Less than $50 million.

Our allowance for credit losses decreased about $500 million from year-end 2005, primarily reflecting improved charge-off performance and $81 million related to the changes in our assumptions and modeling techniques described above that affected the allowance.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Residual Risk

We are exposed to residual risk on operating leases and similar balloon payment products where the customer may return the financed vehicle to us. Residual risk is the possibility that the amount we obtain from returned vehicles will be less than our estimate of the expected residual value for the vehicle. During the past year, there has been a general shift in consumer preferences away from trucks and sport utility vehicles. Given the impact of that shift on auction market conditions and on the percentage of vehicles returned at lease termination, we have increased depreciation expense for trucks and sport utility vehicles subject to operating leases in our portfolio. For an additional discussion of residual risk on operating leases, refer to the “Critical Accounting Estimates — Accumulated Depreciation on Vehicles Subject to Operating Leases” section of Item 7 to Part II of our 10-K Report.

Retail Operating Lease Experience

We use various statistics to monitor our residual risk:

•	Placement volume measures the number of leases we purchase in a given period;

•	Termination volume measures the number of vehicles for which the lease has ended in the given period; and

•	Return volume reflects the number of vehicles returned to us by customers at lease end.

The following table shows operating lease placement, termination and return volumes for our North America segment, which accounted for about 97% of our total investment in operating leases at December 31, 2006:

	Full Year
	2006	2005	2004
	(in thousands)

Placements	443	348	343
Terminations	331	425	458
Returns	237	286	308

In 2006, placement volumes were up 95,000 units compared with 2005, primarily reflecting the overall industry growth in leasing. Termination and return volumes decreased 94,000 units and 49,000 units, respectively, compared with last year, primarily reflecting lower placement volumes in 2003.

Credit Ratings

Our short-term and long-term debt is rated by four credit rating agencies designated as nationally recognized statistical rating organizations (“NRSROs”) by the SEC:

•	Dominion Bond Rating Service Limited (“DBRS”);

•	Fitch, Inc. (“Fitch”);

•	Moody’s Investors Service, Inc. (“Moody’s”); and

•	Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”).

In several markets, locally recognized rating agencies also rate us. A credit rating reflects an assessment by the rating agency of the credit risk associated with particular securities we issue, based on information provided by Ford, other sources and us. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria for evaluating company risk and, therefore, ratings should be evaluated independently for each rating agency. Lower credit ratings

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

generally result in higher borrowing costs and reduced access to capital markets. Credit ratings assigned to us from all of the NRSROs are closely associated with their opinions on Ford. These lower ratings assigned to us over the past several years are primarily a reflection of those opinions, including concerns regarding Ford’s automotive cash flow and profitability, declining market share, excess industry capacity, industry pricing pressure and rising health care costs.

The following chart summarizes long-term senior unsecured credit ratings, short-term credit ratings and the outlook assigned to us since January 2004:

	DBRS			Fitch			Moody’s			S&P

	Long-	Short-		Long-	Short-		Long-	Short-		Long-	Short-
Date	Term	Term*	Trend	Term	Term	Outlook	Term	Term	Outlook	Term**	Term	Outlook

Jan. 2004	BBB (high)	R-1 (low)	Stable	BBB+	F2	Negative	A3	P-2	Negative	BBB-	A-3	Stable

May 2004	BBB (high)	R-1 (low)	Stable	BBB+	F2	Stable	A3	P-2	Negative	BBB-	A-3	Stable

Apr. 2005	BBB (high)	R-2 (high)	Negative	BBB+	F2	Negative	A3	P-2	Negative	BBB-	A-3	Negative

May 2005	BBB (high)	R-2 (high)	Negative	BBB	F2	Negative	Baa2	P-2	Negative	BB+	B-1	Negative

July 2005	BBB (high)	R-2 (high)	Negative	BBB-	F2	Negative	Baa2	P-2	Negative	BB+	B-1	Negative

Aug. 2005	BBB	R-2 (middle)	Negative	BBB-	F2	Negative	Baa3	P-3	Negative	BB+	B-1	Negative

Oct. 2005	BBB (low)	R-2 (low)	Negative	BBB-	F2	Negative	Baa3	P-3	Negative	BB+	B-1	Negative

Dec. 2005	BBB (low)	R-2 (low)	Negative	BB+	B	Negative	Baa3	P-3	Negative	BB+	B-1	Negative

Jan. 2006	BB	R-4	Negative	BB+	B	Negative	Ba2	NP	Negative	BB-	B-2	Negative

Mar. 2006	BB	R-4	Negative	BB	B	Negative	Ba2	NP	Negative	BB-	B-2	Negative

June 2006	BB	R-4	Negative	BB	B	Negative	Ba2	NP	Negative	B+	B-2	Negative

July 2006	BB (low)	R-4	Negative	BB	B	Negative	Ba3	NP	Negative	B+	B-2	Negative

Aug. 2006	BB (low)	R-4	Negative	BB-	B	Negative	Ba3	NP	Negative	B+	B-2	Negative

Sep. 2006	B (high)	R-4	Negative	BB-	B	Negative	B1	NP	Negative	B	B-3	Negative

Nov. 2006	B	R-4	Negative	BB-	B	Negative	B1	NP	Negative	B	B-3	Negative

*	In September 2006, DBRS revised certain rating categories used to rate commercial paper and other short-term debt instruments. This included changing the rating category of R-3 (high), the rating assigned to us as of January 2006, to R-4. The rating revision is related to the redefinition of the rating categories and does not reflect a change in the DBRS opinion regarding the credit quality of these debts.

**	In July 2006, S&P assigned FCE a long-term rating of BB-, a one notch positive differential versus Ford Credit. This differential remains, with FCE’s present long-term rating at B+.

Funding

Funding Strategy

Our funding strategy is to maintain a high level of liquidity by having a substantial cash balance and committed funding capacity, allowing us to meet our short-term funding obligations. As a result of lower credit ratings, our unsecured funding costs have increased over time. While we continue to access the unsecured debt market, we have increased our use of securitization funding as it is presently more cost effective than unsecured funding and allows us access to a broad investor base. We plan to meet a significant portion of our 2007 funding requirements through securitizations and will continue to expand and diversify our asset-backed funding by asset class and region. In addition, we have various alternative business arrangements for select products and markets that reduce our funding requirements while allowing us to support Ford (e.g., our partnering in Brazil for retail financing and FCE’s partnerships with various financial institutions in Europe for full service leasing). We are continuing to pursue such alternative business arrangements in the future. Over time, we may need to reduce further the amount of receivables and operating leases we purchase or originate. A

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

significant reduction in our managed receivables would reduce our ongoing profits, and could adversely affect our ability to support the sale of Ford vehicles.

Funding Sources

Our funding sources include primarily securitizations and unsecured debt. We issue both short- and long-term debt that is held by both institutional and retail investors, with long-term debt having an original maturity of more than 12 months.

We sponsor a number of securitization programs that can be structured to provide both short- and long-term funding through institutional investors in the United States and international capital markets. For a more complete discussion of securitizations, see “Securitizations” below.

We issue unsecured commercial paper in the United States, Europe and other international markets, with sales mostly to qualified institutional investors. At December 31, 2006, the principal amount outstanding of our unsecured commercial paper was $400 million. Rule 2a-7 under the Investment Company Act of 1940, as amended (“1940 Act”), limits money market mutual funds subject to the 1940 Act to investments only in securities that have received a “1” or “2” rating from at least two NRSROs. In particular, money market mutual funds may hold no more than 5% of their assets in the “Tier-1” securities of any issuer and no more than 1% of their assets in the “Tier-2” securities of any issuer (with no more than 5% of assets permitted in Tier-2 securities from all issuers combined). Tier-1 securities are those receiving a “1” rating from at least two NRSROs; Tier-2 securities are those receiving a “2” rating from at least two NRSROs and not a “1” rating from at least two NRSROs. At present, all of our short-term credit ratings by NRSROs are below the Tier-2 category.

We also obtain short-term funding from the sale of floating rate demand notes under our Ford Interest Advantage program. At December 31, 2006, the principal amount outstanding of such notes was $5.6 billion.

We do not hold reserves specifically to fund the payment of any of our short-term funding obligations. Instead, we maintain multiple sources of liquidity, including cash, cash equivalents and marketable securities (excluding marketable securities related to insurance activities), unused committed liquidity programs, excess securitizable assets and committed and uncommitted credit facilities, which we believe should be sufficient for our short-term funding obligations.

Cost of Funding Sources

The cost of securitizations and unsecured debt funding is based on a margin or spread over a benchmark interest rate. Spreads are typically measured in basis points. Our asset-backed funding and unsecured long-term debt costs are based on spreads over U.S. Treasury securities of similar maturities, a comparable London Interbank Offered Rate (“LIBOR”) or other comparable benchmark rates. Our unsecured commercial paper and floating rate demand notes funding costs are based on spreads over LIBOR.

In addition to enhancing our liquidity, one of the main reasons that we have increased our use of securitizations as a funding source over the last few years has been that spreads on our securitizations have been more stable and lower than those on our unsecured long-term debt funding. Our securitized funding spreads (which are based on the creditworthiness of the underlying securitized asset and enhancements) have not been volatile, while our unsecured long-term spreads have been volatile over the last three years. During 2006, our spreads on the fixed rate notes offered in our U.S. public retail securitizations ranged between six and eleven basis points over the relevant benchmark rates, while our unsecured long-term debt funding spreads as measured by the five-year credit default swap market have fluctuated between 270 and 585 basis points above LIBOR.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Funding Portfolio

Our outstanding debt and securitized off-balance sheet funding was as follows on the dates indicated:

	December 31,
	2006	2005	2004
	(in billions)

Debt
Asset-backed commercial paper(a)	$16.5	$21.8	$12.6
Other asset-backed short term debt(a)	1.2	—	—
Ford Interest Advantage	5.6	6.7	7.7
Unsecured commercial paper	0.4	1.0	8.9
Other short-term debt	2.1	2.3	2.6

Total short-term debt	25.8	31.8	31.8
Unsecured long-term debt (including notes payable within one year)	72.0	83.6	106.7
Asset-backed long-term debt (including notes payable within one year)(a)	41.9	18.0	3.9

Total debt	139.7	133.4	142.4
Securitized Off-Balance Sheet Funding
Securitized off-balance sheet portfolio	12.2	18.0	35.6
Retained interest	(1.0)	(1.4)	(9.2)

Total securitized off-balance sheet funding	11.2	16.6	26.4

Total debt plus securitized off-balance sheet funding	$150.9	$150.0	$168.8

Ratios
Credit lines to total unsecured commercial paper	>100%	>100%	84%
Credit lines to total unsecured commercial paper (including Ford bank lines)	>100	>100	>100
Securitized funding to managed receivables	48	38	26
Short-term debt and notes payable within one year to total debt	43	43	43
Short-term debt and notes payable within one year to total capitalization	40	40	40

(a)	Obligations issued or arising in securitizations that are payable out of collections on the underlying securitized assets and related enhancements.

At December 31, 2006, unsecured long-term debt (including notes payable within one year) was down $11.6 billion from year-end 2005, reflecting net debt maturities. Asset-backed long-term debt (including notes payable within one year) was up $23.9 billion from year-end 2005, primarily reflecting new securitizations. Securitized off-balance sheet funding was down $5.4 billion from year-end 2005, primarily reflecting the amortization of previous securitizations and our shift toward on-balance sheet transactions.

Term Funding Plan

The following table shows our public and private term funding transactions for 2005 and 2006 and our planned issuances for 2007:

	2007
	Forecast	2006	2005
	(in billions)

Public Term Funding Transactions
Unsecured	$3 - 5	$9	$9
Securitizations	7 - 15	14	12

Total public term funding transactions	$10 - 20	$23	$21

Private Term Funding Transactions*	$25 - 35	$29	$18

*	Includes securitizations, term debt and whole-loan sales; excludes our on-balance sheet asset-backed commercial paper programs and proceeds from revolving transactions.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

In 2006, we completed about $23 billion of public term funding transactions. As part of our unsecured issuance, we exchanged a portion of our outstanding debt securities for a new series of $1.5 billion of fixed rate notes due 2010, a new series of $1.0 billion of floating rate notes due 2011 and $1.2 billion in cash. The purpose of the debt exchange was to lengthen our average debt maturities and reduce our overall debt levels. We expect our full year 2007 public term funding requirements to be between $10 billion and $20 billion.

In 2006, we completed about $29 billion of private term funding transactions (excludes our on-balance sheet asset-backed commercial paper programs and proceeds from revolving transactions) in several markets. These transactions included retail, wholesale and lease securitizations and unsecured term debt executed in private transactions. Also included was a $1.0 billion whole-loan sale transaction (the sale of retail installment contracts where we retain no interest and thus no exposure to the sold assets). We expect our full year 2007 private term funding transactions to be between $25 billion and $35 billion.

Our funding plan is subject to risks and uncertainties, many of which are beyond our control (see “Liquidity Risks” below).

Liquidity

We define liquidity as cash, cash equivalents and marketable securities (excluding marketable securities related to insurance activities), capacity in committed liquidity programs and asset-backed commercial paper programs and credit facilities — less asset-backed capacity in excess of eligible assets and cash required to support on-balance sheet securitizations. We maintain multiple sources of liquidity to meet our short-term funding obligations.

	December 31,
	2006		2005	2004
	(in billions)

Total Liquidity
Cash, cash equivalents and marketable securities (a)	$21.8		$17.9	$12.7
Committed liquidity programs	35.1	(b)	17.9	14.3
Asset-backed commercial paper (FCAR) (c)	18.6		18.2	17.5
Asset-backed commercial paper (Motown Notessm) (c)	6.0		10.0	10.0
Credit facilities	3.8		6.2	7.6

Total funding capacity and cash	85.3	(b)	70.2	62.1
Less: Capacity in excess of eligible receivables	(15.2)		(0.4)	—
Less: Cash to support on-balance sheet securitizations	(3.7)		(2.3)	(1.4)

Total liquidity	$66.4	(b)	$67.5	$60.7

(a)	Excluding marketable securities related to insurance activities.

(b)	As of January 1, 2007.

(c)	Supported by a bank liquidity facility equal to at least 100% of the principal amount of FCAR and 5% of the principal amount of Motown Notessm.

At January 1, 2007, our total funding capacity and cash was $85 billion. Of this amount, we could utilize $66 billion (based on the availability of eligible assets and the level of cash required to support on-balance sheet securitizations) of which $31 billion was utilized as of December 31, 2006.

Cash, Cash Equivalents and Marketable Securities.  At December 31, 2006, our cash, cash equivalents and marketable securities (excluding marketable securities related to insurance activities) totaled $21.8 billion, compared with $17.9 billion at year-end 2005. In the normal course of our funding activities, we may generate more proceeds than are necessary for our immediate funding needs. These excess amounts are maintained primarily as highly liquid investments, which provide liquidity for our short-term funding needs and give us flexibility in the use of our other funding

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

programs. Our cash, cash equivalents and marketable securities (excluding marketable securities related to insurance activities) primarily include short-term U.S. Treasury bills, federal agency discount notes, highly rated commercial paper, and bank time deposits with investment grade institutions. While the average maturity may vary based on market conditions and liquidity needs, typically these investments have an average maturity within 90 days. We monitor our cash levels daily and adjust them as necessary to support our short-term liquidity needs while also considering our other sources of liquidity. Cash balances to be used only to support the on-balance sheet securitization transactions at December 31, 2006 and 2005, were $3.7 billion and $2.3 billion, respectively. The increase primarily reflects higher levels of securitized assets resulting in an increase in the level of cash required to support on-balance sheet securitization transactions.

Committed Liquidity Programs.  We have entered into agreements with a number of bank-sponsored asset-backed commercial paper conduits (“conduits”) and other financial institutions pursuant to which such parties are contractually committed, at our option, to purchase from us eligible retail or wholesale assets or to make advances under asset-backed securities backed by wholesale assets for proceeds of up to $29.1 billion ($16.9 billion retail and $12.2 billion wholesale). These committed liquidity programs have varying maturity dates, with $20.8 billion having an original term of 364 days, and the balance having maturities between 2008 and 2011. Our ability to obtain funding under these programs is subject to having a sufficient amount of assets eligible for these programs. At December 31, 2006, $9.7 billion of these commitments were in use. These programs are extremely liquid funding sources as we are able to obtain funding generally within two days. These programs are free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements) and credit rating triggers that could limit our ability to obtain funding. However, the unused portion of these commitments may be terminated if the performance of the underlying assets deteriorates beyond specified levels. Based on our experience and knowledge as servicer of the related assets, we do not expect any of these programs to be terminated due to these events.

In addition, we have a multi-year committed liquidity program for the purchase of up to $6 billion of unrated asset-backed securities that at our option can be supported with various retail, wholesale, or lease assets. Our ability to obtain funding under this program is subject to having a sufficient amount of assets available to issue the securities. This program is also free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements), and credit rating triggers that could limit our ability to obtain funding. Through December 31, 2006, we had utilized $2.8 billion. The program was increased from $4 billion to $6 billion as of January 1, 2007.

Credit Facilities

Our credit facilities were as follows on the dates indicated:

	December 31,
	2006	2005	2004
	(in billions)

Credit Facilities
Ford Credit bank lines	$1.1	$3.8	$4.4
FCE bank lines	2.7	2.4	3.2

Subtotal credit facilities	3.8	6.2	7.6
Asset-backed commercial paper lines	18.9	18.7	18.0

Total facilities	22.7	24.9	25.6
Utilized amounts	(1.2)	(1.1)	(1.0)

Total credit facilities	$21.5	$23.8	$24.6

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

At December 31, 2006, we and our subsidiaries, including FCE, had $3.8 billion of contractually committed unsecured credit facilities with financial institutions, of which $2.6 billion were available for use. Of the lines available for use, 26% (or $700 million) are committed through June 30, 2010, and the remainder is committed for a shorter period of time. Of the $3.8 billion, $1.1 billion constitute Ford Credit bank lines ($700 million global and about $400 million non-global) and $2.7 billion are FCE bank lines ($2.6 billion global and about $100 million non-global). Our global credit facilities may be used, at our option, by any of our direct or indirect majority owned subsidiaries. We or FCE, as the case may be, will guarantee any such borrowings. All of the global credit facilities are free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements) and credit rating triggers that could limit our ability to obtain funding.

In addition, at December 31, 2006, banks provided $18.9 billion of contractually committed liquidity facilities exclusively to support our two on-balance sheet asset-backed commercial paper programs; $18.6 billion supported our FCAR program and $300 million supported our Motown Notessm wholesale securitization program (“Motown Notes”). Of the contractually committed liquidity facilities, 45% (or $8.6 billion) are committed through June 30, 2011. The FCAR and Motown Notes programs must be supported by liquidity facilities equal to at least 100% and 5%, respectively, of their outstanding balances. At December 31, 2006, $18.1 billion of FCAR’s bank liquidity facilities were available to support FCAR’s asset-backed commercial paper or subordinated debt. The remaining $500 million of available bank liquidity facilities could be accessed for additional funding if FCAR issued additional subordinated debt. Utilization of these facilities is subject to conditions specific to each program and our having a sufficient amount of securitizable assets. At December 31, 2006, the outstanding balances were $13.6 billion for the FCAR program and $3.0 billion for the Motown Notes program.

Liquidity Risks

Despite our diverse sources of liquidity, our ability to maintain this liquidity may be affected by the following factors:

•	Credit ratings assigned to us,

•	Disruption of financial markets,

•	Market capacity for Ford- and Ford Credit-sponsored investments,

•	General demand for the type of securities we offer,

•	Our ability to continue funding through asset-backed financing structures,

•	Performance of the underlying assets within our existing asset-backed financing structures,

•	Accounting and regulatory changes, and

•	Our ability to maintain credit facilities.

Securitizations

Overview

We securitize retail installment sale contracts, wholesale receivables, and net investment in operating leases through a variety of programs, utilizing amortizing, variable funding and revolving structures. Our securitization programs are targeted to many different investors in both public and private transactions in capital markets worldwide. We completed our first securitization in 1988, and currently securitize assets purchased or originated in the United States, Canada, Europe (including the United Kingdom, Germany, Spain, Italy and France), Japan, Australia and Mexico.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Most of our securitizations do not satisfy the requirements for accounting sale treatment, and the securitized assets and associated debt remain on our balance sheet. Some of our securitizations, however, do satisfy accounting sale treatment and are not reflected on our balance sheet in the same way as debt funding. Both on- and off-balance sheet securitizations have an effect on our financial condition, operating results and liquidity.

We securitize our assets because the highly liquid, efficient and stable securitization market provides us with a lower cost source of funding compared with unsecured debt given our present credit ratings, and it diversifies our funding among different markets and investors. In the United States, we are able to obtain funding in two days, in the case of our unutilized capacity in most of our committed liquidity programs, and in two to three weeks, in the case of repeat transactions in our retail and wholesale securitization programs. New programs and new transaction structures typically require substantial development time before coming to market.

Use of Special Purpose Entities

In a securitization transaction, the securitized assets are generally held by a bankruptcy-remote special purpose entity (“SPE”) in order to isolate the securitized assets from the claims of our creditors and ensure that the cash flows on the securitized assets are available for the benefit of securitization investors. As a result, payments to securitization investors are based on the creditworthiness of the securitized assets and any enhancements and not on our creditworthiness. Senior asset-backed securities issued by the SPEs generally receive the highest short-term credit ratings and among the highest long-term credit ratings from the rating agencies that rate them, and are sold to securitization investors at cost-effective pricing.

Securitization SPEs have limited purposes and generally are only permitted to purchase the securitized assets, issue asset-backed securities and make payments on the securities. Some SPEs, such as the trusts that issue securities backed by retail installment sale contracts, only issue a single series of securities and generally are dissolved when those securities have been paid in full. Other SPEs, such as the trusts that issue securities backed by wholesale receivables, issue multiple series of securities from time to time and are not dissolved until the last series of securities is paid in full.

Our use of SPEs in our securitizations is consistent with conventional practices in the securitization industry. We sponsor the SPEs used in all of our securitization programs with the exception of bank-sponsored conduits. None of our officers, directors or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. These SPEs do not own our stock or stock of any of our affiliates.

Selection of Assets, Enhancements and Retained Interests

In order to be eligible for inclusion in a securitization transaction, each asset must satisfy certain eligibility criteria designed for the specific transaction. For example, for securitizations of retail installment sale contracts, the selection criteria may be based on factors such as location of the obligor, contract term, payment schedule, interest rate, financing program, the type of financed vehicle, and whether the contracts are active and in good standing. We select the assets to be included in a particular securitization randomly from our entire portfolio of assets that satisfy the applicable eligibility criteria. Specific assets are generally not identified until the month in which the securitization occurs.

We provide various forms of credit enhancements to reduce the risk of loss for securitization investors. Credit enhancements include over-collateralization (when the principal amount of the securitized assets exceeds the principal amount of related asset-backed securities), segregated cash reserve funds, subordinated securities and excess spread (when interest collections on the securitized assets exceed the related fees and expenses, including interest payments on the related

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

asset-backed securities). We may also provide payment enhancements that increase the likelihood of the timely payment of interest and the payment of principal at maturity. Payment enhancements include yield supplement arrangements, interest rate swaps, liquidity facilities and certain cash deposits.

We retain interests in our securitization transactions, including senior and subordinated securities issued by the SPE, rights to restricted cash held for the benefit of the securitization investors (for example, a reserve fund) and residual interests. Residual interests represent the right to receive collections on the securitized assets in excess of amounts needed to pay securitization investors and to pay other transaction participants and expenses. Our ability to realize the carrying amount of our retained interests depends on the performance of the securitized assets, including factors such as the actual credit losses and the prepayment speeds or payment rates of such assets. We retain credit risk in securitizations because our retained interests include the most subordinated interests in the securitized assets, which are the first to absorb credit losses on the securitized assets. Based on past experience, we expect that any credit losses in the pool of securitized assets would likely be limited to our retained interests.

Our Continuing Obligations

We are engaged as servicer to collect and service the securitized assets. Our servicing duties include collecting payments on the securitized assets and preparing monthly investor reports on the performance of the securitized assets and on amounts of interest and/or principal payments to be made to investors. While servicing securitized assets, we apply the same servicing policies and procedures that we apply to our owned assets and maintain our normal relationship with our financing customers.

We generally have no obligation to repurchase or replace any securitized asset that subsequently becomes delinquent in payment or otherwise is in default. Securitization investors have no recourse to us or our other assets for credit losses on the securitized assets and have no right to require us to repurchase their investments. We do not guarantee any asset-backed securities and have no obligation to provide liquidity or make monetary contributions or contributions of additional assets to our SPEs either due to the performance of the securitized assets or the credit rating of our short-term or long-term debt. However, as the seller and servicer of the securitized assets, we are obligated to provide certain kinds of support to our securitizations, which are customary in the securitization industry. These obligations consist of indemnifications, repurchase obligations on assets that do not meet eligibility criteria or that have been materially modified, the mandatory sale of additional assets in revolving transactions and, in some cases, servicer advances of interest shortfalls or other amounts. See Note 7 of our Notes to the Financial Statements for more information about our off-balance sheet repurchases.

Risks to Continued Funding under Securitization Programs

The following securitization programs contain structural features that could prevent us from using these sources of funding in certain circumstances:

•	FCAR — If the credit enhancement on any asset-backed security held by FCAR is reduced to zero, FCAR may not purchase any additional asset-backed securities and would wind down its operations. In addition, if credit losses or delinquencies in our portfolio of retail, wholesale or lease assets exceed specified levels, FCAR is not permitted to purchase additional asset-backed securities of the affected type for so long as such levels are exceeded.

•	Retail Conduits — If credit losses or delinquencies on the pool of assets held by a conduit exceed specified levels, or if the level of over-collateralization for such pool decreases below a specified level, we will not have the right to sell additional pools of assets to that conduit.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

•	Wholesale Securitization (including Motown Notes) — If the payment rates on wholesale receivables are lower than specified levels or if there are significant dealer defaults, we will be unable to obtain additional funding and any existing funding would begin to amortize.

Based on our experience, we do not expect that any of these features will limit our ability to use securitization to fund our operations.

In addition to the structural features discussed above, our securitization programs may be affected by the following factors:

•	Amount and credit quality of assets available — Lower overall asset levels or a higher proportion of non-performing assets could decrease the amount of assets available to securitize.

•	Performance of assets in our previous securitizations — If assets in our existing securitization transactions deteriorate significantly, we may not be able to access the market, particularly in public transactions where asset performance is publicly available and/or the costs to securitize may increase.

•	General demand for the type of assets supporting the asset-backed securities — Investor desire for securities with different risk and/or yield characteristics could result in reduced demand for these types of investments.

•	Market capacity for us and our sponsored investments — Investors may reach exposure limits and/or wish to diversify away from our risk.

•	Accounting and regulatory changes — Such changes may result in temporary disruption or termination of one or more of our present programs which may or may not be able to be restructured or replaced.

•	Credit ratings — Credit ratings assigned to us may impact investors’ acceptance of our asset-backed securities.

•	Availability of liquidity facilities — Our ability to maintain liquidity facilities for any programs that require them.

If as a result of any of these or other factors the cost of securitization funding were to increase significantly or funding through securitizations were no longer available to us, it would have a material adverse impact on our financial condition, results of operations or liquidity. However, given the diversity of our securitization programs, it is not likely that these risk factors would impact all programs simultaneously. In addition, new structures could be developed, recognizing that substantial time is required for the development, launch and market acceptance of new programs.

On-Balance Sheet Arrangements

Most of our securitization programs do not satisfy the requirements for accounting sale treatment and, therefore, the securitized assets and associated debt are included in our financial statements. In the future, we expect that more of our securitizations will be on-balance sheet. We believe on-balance sheet arrangements are more transparent to our investors. Securitized assets are only available to repay the related asset-backed debt and to pay other securitization investors and other participants. These assets are not available to pay our other obligations or the claims of our other creditors. This debt is not our legal obligation or the legal obligation of our other subsidiaries.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Off-Balance Sheet Arrangements

The remainder of our securitization programs satisfy the requirements for accounting sale treatment and, therefore, the securitized assets and associated debt are removed from our financial statements.

Off-Balance Sheet Securitization Activity

The following table illustrates our worldwide activity in off-balance sheet securitizations and whole-loan sale transactions for the periods indicated:

	Full Year
	2006	2005	2004
	(in billions)

North America segment
Public retail	$—	$9.7	$1.7
Retail conduit	2.1	3.8	1.8
Motown Notes program	—	1.4	1.0
Public wholesale	—	2.3	3.0
Canada and other	0.5	—	0.8

Total North America segment	2.6	17.2	8.3
International segment
Europe
Public retail	0.1	0.8	1.3
Retail conduit	0.1	0.5	0.3

Total Europe	0.2	1.3	1.6
Asia-Pacific	0.3	0.4	0.4
Latin America	1.0	0.5	—

Total International segment	1.5	2.2	2.0

Net proceeds	4.1	19.4	10.3
Whole-loan sales	1.0	1.5	—

Total net proceeds	$5.1	$20.9	$10.3

At December 31, 2006, total net proceeds from off-balance sheet securitizations were $5.1 billion, down $15.8 billion compared with a year ago. The decrease in net proceeds primarily reflected the impact of the U.S. public retail transactions being reported on-balance sheet in 2006. Additionally, we consolidated our off-balance sheet wholesale securitization program in the fourth quarter of 2005, which caused the debt issued by the trust to be reported on-balance sheet.

The Effect of Off-Balance Sheet Receivables Sales Activity on Financial Reporting

We report the following items in Investment and other income related to sales of receivables on our income statement:

•	Net gain on sales of finance receivables,

•	Income on interest in sold wholesale receivables and retained securities,

•	Servicing fee income from sold receivables that we continue to service, and

•	Income from residual interest and other income.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The following table summarizes activity related to off-balance sheet sales of receivables reported in Investment and other income related to sales of receivables for the periods indicated:

	Full Year
	2006	2005	2004
	(in millions)

Servicing fees	$198	$376	$372
Interest income on retained interests	32	327	588
Net gain on sales of receivables	88	87	160
Income on residual interest and other	350	723	815

Investment and other income related to sales of receivables	668	1,513	1,935
Less: Whole-loan income	(49)	(73)	(91)

Income related to off-balance sheet securitizations	$619	$1,440	$1,844

Memo:
Finance receivables sold (in billions)	$5.5	$18.1	$6.9
Servicing portfolio as of period-end (in billions)	14.2	20.9	39.6
Pre-tax gain per dollar of retail receivables sold	1.6%	0.5%	2.3%

In 2006, income related to off-balance sheet securitizations declined $821 million compared with 2005. The decline primarily reflected lower wholesale-retained interest in securitized assets, servicing fees and income on residual interest due to the accounting consolidation of our wholesale securitization program in the fourth quarter of 2005. This consolidation caused the activity related to these receivables previously sold by us in this program to be reported on-balance sheet.

Sales of finance receivables through off-balance sheet securitizations have the impact on earnings of recalendarizing and reclassifying net financing margin (financing revenue less interest expense) and credit losses related to the sold receivables, compared with how they would have been reported if we continued to report the sold receivables on our balance sheet and funded them through asset-backed financings. Recalendarization effects occur initially when the gain or loss on the sale of the receivables is recognized in the period the receivables are sold. Over the life of the securitization transactions, we recognize income from residual interest in securitization transactions, interest income from retained securities, servicing fees and other receivable sale income.

Credit losses related to the off-balance sheet securitized receivables are included in our initial and ongoing valuation of our residual interest in securitization transactions (see “Critical Accounting Estimates — Off-Balance Sheet Sales of Receivables in Securitizations and Other Transactions” below for definition) and neither impact the Provision for credit losses on our income statement nor influence our assessment of the adequacy of our allowance for credit losses related to our on-balance sheet receivables.

Over the life of each off-balance sheet securitization transaction, the gain or loss on the sale of the receivables, income from residual interest in securitization transactions, interest income from retained securities, servicing fees and other receivable sale income is equal to the net financing margin and credit losses that would have been reported had we reported the receivables on our balance sheet and funded them through asset-backed financings.

The net impact of off-balance sheet securitizations on our earnings in a given period will vary depending on the amount and type of receivables sold and the timing of the transactions in the current period and the preceding two-to-three-year period, as well as the interest rate environment at the time the finance receivables were originated and securitized.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The following table shows, on an analytical basis, the earnings impact of our off-balance sheet securitizations as if we had reported them on-balance sheet and funded them through on-balance sheet asset-backed financings for the periods indicated:

	Full Year
	2006	2005	2004
	(in millions)

Financing revenue
Retail revenue	$1,128	$1,498	$1,894
Wholesale revenue	—	1,006	1,097

Total financing revenue	1,128	2,504	2,991
Borrowing cost	(603)	(1,076)	(854)

Net financing margin	525	1,428	2,137
Net credit losses	(84)	(127)	(244)

Income before income taxes	$441	$1,301	$1,893

Memo:
Income related to off-balance sheet securitizations	$619	$1,440	$1,844
Recalendarization impact of off-balance sheet securitizations	178	139	(49)

In 2006, the impact on earnings of reporting the sold receivables as off-balance sheet securitizations was $178 million higher than had these transactions been structured as on-balance sheet securitizations. These differences resulted from recalendarization effects caused by gain-on-sale accounting requirements. This effect will fluctuate as the amount of receivables sold in our off-balance sheet securitizations increases or decreases over time. All other things being equal, in a steady state of securitization activity, the difference between reporting securitizations on- or off-balance sheet in a particular year approaches zero.

Leverage

We use leverage, or the debt-to-equity ratio, to make various business decisions, including establishing pricing for retail, wholesale and lease financing, and assessing our capital structure. We calculate leverage on a financial statement basis and on a managed basis using the following formulas:

Financial
Statement	=	Total Debt
Leverage		Equity

Retained
Interest in
				Securitized		Securitized		Cash,		Fair Value
				Off-balance		Off-balance		Cash Equivalents,		Hedge Accounting
		Total Debt	+	Sheet	−	Sheet	−	and Marketable	−	Adjustments
				Receivables		Receivables		Securities (a)		on Total Debt
Managed Leverage	=
Fair Value
Hedge Accounting
				Equity	+	Minority	−	Adjustments
						Interest		on Equity

(a) Excluding marketable securities related to insurance activities

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The following table shows the calculation of our financial statement leverage (in billions, except for ratios):

	December 31,
	2006	2005	2004

Total debt	$139.7	$133.4	$142.4
Total stockholder’s equity	11.8	11.4	12.8
Financial statement leverage (to 1)	11.9	11.7	11.1

The following table shows the calculation of our managed leverage (in billions, except for ratios):

	December 31,
	2006	2005	2004

Total debt	$139.7	$133.4	$142.4
Securitized off-balance sheet receivables outstanding (a)	12.2	18.0	37.7
Retained interest in securitized off-balance sheet receivables (b)	(1.0)	(1.4)	(9.5)
Adjustments for cash, cash equivalents and marketable securities (c)	(21.8)	(17.9)	(12.7)
Fair value hedge accounting adjustments	(0.1)	(0.5)	(1.3)

Total adjusted debt	$129.0	$131.6	$156.6

Total stockholder’s equity (including minority interest)	$11.8	$11.4	$12.8
Fair value hedge accounting adjustments	(0.5)	(0.7)	(1.3)

Total adjusted equity	$11.3	$10.7	$11.5

Managed leverage (to 1)	11.4	12.3	13.6

(a)	Includes securitized funding from discontinued operations in 2004

(b)	Includes retained interest in securitized receivables from discontinued operations in 2004

(c)	Excluding marketable securities related to insurance activities

We believe that managed leverage is useful to our investors because it reflects the way we manage our business. We retain interests in receivables sold in off-balance sheet securitization transactions and, with respect to subordinated retained interests, are exposed to credit risk. Accordingly, we evaluate charge-offs, receivables and leverage on a managed as well as a financial statement basis. We also deduct cash and cash equivalents, and marketable securities (excluding marketable securities related to insurance activities) because they generally correspond to excess debt beyond the amount required to support our operations and amounts to support on-balance sheet securitizations. In addition, we add our minority interests to our financial statement equity, because all of the debt of such consolidated entities is included in our total debt. We make fair value hedge accounting adjustments to our assets, debt and equity positions to reflect the impact of interest rate instruments we use in connection with our term-debt issuances and securitizations. The fair value hedge accounting adjustments vary over the term of the underlying debt and securitized funding obligations based on changes in market interest rates. We generally repay our debt obligations as they mature. As a result, we exclude the impact of fair value hedge accounting adjustments on both the numerator and denominator in order to exclude the interim effects of changes in market interest rates. For a discussion of our use of interest rate instruments and other derivatives, see Item 7A. We believe the managed leverage measure provides our investors with meaningful information regarding management’s decision-making processes.

We plan our managed leverage by considering prevailing market conditions and the risk characteristics of our business. At December 31, 2006, our managed leverage was 11.4 to 1, compared with 12.3 to 1 a year ago. In 2006, we paid cash dividends of $1.35 billion. To further enhance future funding flexibility we have suspended regular dividend payments beginning in 2007. Correspondingly, we expect a continued reduction in our managed leverage.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Aggregate Contractual Obligations

We are party to certain contractual obligations involving commitments to make payments to others. Most of these are debt obligations, which are recorded on our balance sheet and disclosed in our Notes to the Financial Statements. Long-term debt may have fixed or variable interest rates. For long-term debt with variable rate interest, we estimate the future interest payments based on projected market interest rates for various floating rate benchmarks received from third parties. In addition, we enter into contracts with suppliers for purchases of certain services, including operating lease commitments. These arrangements may contain minimum levels of service requirements. Our aggregate contractual obligations as of December 31, 2006 are shown below:

	Payments Due by Period
					2012 and
	Total	2007	2008-2009	2010-2011	Thereafter
	(in millions)

Long-term debt obligations	$113,910	$34,586	$45,663	$22,585	$11,076
Interest payments relating to long-term debt	21,530	6,190	7,898	3,903	3,539
Operating lease obligations	176	56	94	22	4
Purchase obligations	6	2	4	—	—

Total	$135,622	$40,834	$53,659	$26,510	$14,619

For additional information on our long-term debt and operating lease obligations, see Notes 10 and 18 of our Notes to the Financial Statements.

Critical Accounting Estimates

We consider an accounting estimate to be critical if:

•	The accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and

•	Changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

The accounting estimates that are most important to our business involve:

•	Allowance for credit losses,

•	Accumulated depreciation on vehicles subject to operating leases, and

•	Off-balance sheet sales of receivables in securitizations and other transactions.

Management has discussed the development and selection of these critical accounting estimates with Ford’s and our audit committees, and these audit committees have reviewed these estimates and disclosures.

Allowance for Credit Losses

The allowance for credit losses is our estimate of the credit losses related to impaired finance receivables and operating leases as of the date of the financial statements. Consistent with our normal practices and policies, we assess the adequacy of our allowance for credit losses quarterly and regularly evaluate the assumptions and models used in establishing the allowance. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Note 6 of our Notes to the Financial Statements contains additional information regarding our allowance for credit losses.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Nature of Estimates Required.  We estimate the credit losses related to impaired finance receivables and operating leases based on several factors including historical credit loss trends (including loss history and key physical trends, such as delinquency and repossessions), the composition and credit quality of our present portfolio (including vehicle brand, term, risk evaluation and new/used), trends in historical and projected used vehicle values and general economic measures.

Assumptions Used.  We make projections of two key assumptions:

•	Frequency — the number of finance receivables and operating lease contracts that we expect will default over a period of time, measured as repossessions; and

•	Loss severity — the expected difference between the amount a customer owes us when we charge off the finance contract and the amount we receive, net of expenses, from selling the repossessed vehicle, including any recoveries from the customer.

We use these assumptions to assist us in setting our allowance for credit losses.

Sensitivity Analysis.  Changes in the assumptions used to derive frequency and severity would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for our Ford, Lincoln and Mercury brand U.S. retail and lease portfolio is as follows:

Increase/(Decrease)
December 31, 2006
	Percentage Point	Allowance for
	Change	Credit Losses	2006 Expense
(in millions)

Assumption
Repossession rates*	+/- 0.1 pt.	$30/$(30)	$30/$(30)
Loss severity	+/- 1.0	5/(5)	5/(5)

*	Reflects the number of finance receivables and operating lease contracts that we expect will default over a period of time relative to the average number of contracts outstanding.

Changes in our assumptions affect the Provision for credit losses on our income statement and the allowance for credit losses contained within Finance receivables, net and Net investment in operating leases on our balance sheet.

Accumulated Depreciation on Vehicles Subject to Operating Leases

Accumulated depreciation on vehicles subject to operating leases reduces the value of the leased vehicles in our operating lease portfolio from their original acquisition value to their expected residual value at the end of the lease term. See Note 5 of our Notes to the Financial Statements for information on net investment in operating leases, including the amount of accumulated depreciation.

We monitor residual values each month, and we review the adequacy of our accumulated depreciation on a quarterly basis. If we believe that the expected residual values for our vehicles have changed, we revise depreciation to ensure that our net investment in operating leases (equal to our acquisition value of the vehicles less accumulated depreciation) will be adjusted to reflect our revised estimate of the expected residual value at the end of the lease term. Such adjustments to depreciation expense would result in a change in the depreciation rates of the vehicles subject to operating leases, and are recorded on a straight-line basis.

Each lease customer has the option to buy the leased vehicle at the end of the lease or to return the vehicle to the dealer. If the customer returns the vehicle to the dealer, the dealer may buy the vehicle from us or return it to us. Over the last three years, between 230,000 and 310,000 units of Ford Credit’s North America operating lease vehicles have been returned to us annually.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Nature of Estimates Required.  Each operating lease in our portfolio represents a vehicle we own that has been leased to a customer. At the time we purchase a lease, we establish an expected residual value for the vehicle. We estimate the expected residual value by evaluating historical auction values, historical return volumes for our leased vehicles, industry-wide used vehicle prices, our marketing plans and vehicle quality data.

Assumptions Used.  Our accumulated depreciation on vehicles subject to operating leases is based on our assumptions of:

•	Auction value — the market value of the vehicles when we sell them at the end of the lease, and

•	Return volumes — the number of vehicles that will be returned to us at lease end.

Sensitivity Analysis.  For returned vehicles, we face a risk that the amount we obtain from the vehicle sold at auction will be less than our estimate of the expected residual value for the vehicle. At December 31, 2006, if future auction values for our existing portfolio of operating leases on Ford, Lincoln and Mercury brand vehicles in the U.S. were to decrease by one percent from our present estimates, the effect would be to increase our depreciation on these vehicles by about $50 million. Similarly, if return volumes for our existing portfolio of operating leases on Ford, Lincoln and Mercury brand vehicles in the U.S. were to increase by one percent from our present estimates, the effect would be to increase our depreciation on these vehicles by about $10 million. These increases in depreciation would be charged to depreciation expense during the 2007 through 2010 period so that the net investment in operating leases at the end of the lease term for these vehicles is equal to the revised expected residual value. Adjustments to the amount of accumulated depreciation on operating leases will be reflected on our balance sheet as Net investment in operating leases and on the income statement in Depreciation on vehicles subject to operating leases.

Off-Balance Sheet Sales of Receivables in Securitizations and Other Transactions

For off-balance sheet securitization transactions, we are required to recognize a gain or loss on the sale of receivables in the period the sale occurs. We also record and carry our retained interests in these securitizations as assets on our balance sheet at fair value. These retained interests include residual interests in securitization transactions, which represent our right to receive collections on sold receivables in excess of amounts needed to pay principal and interest payments to investors, servicing fees and other required amounts. Retained interests may also include subordinated securities and restricted cash held for the benefit of the securitization investor.

Nature of Estimates Required.  In determining the gain or loss on each sale of finance receivables and the amount of our retained interests, we allocate the carrying amount of the sold receivables between the portion sold and the portion retained based on their relative fair value at the date of sale.

Assumptions Used.  The most significant factors affecting the fair value of assets retained related to the sale of receivables through securitization transactions that requires us to make estimates and judgments are:

•	Expected credit losses over the life of the sold receivables, called lifetime credit losses;

•	Prepayments of sold receivables occurring earlier than scheduled maturities, called prepayment speeds; and

•	Discount rates used to estimate the present value of residual interest in securitization transactions.

To estimate expected lifetime credit losses on the sold receivables, we use statistical models that divide receivables into segments by credit risk quality, contractual term and whether the vehicle

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

financed is new or used. We make estimates based on our historical experience and other factors regarding prepayment speeds and discount rates. These estimates are made separately for each securitization transaction.

We evaluate the fair value of our retained interests on a quarterly basis and adjust the estimated market value as necessary. These fair value adjustments are reflected, net of tax, as a separate component of other comprehensive income included in stockholder’s equity. The fair value analysis for our residual interest in securitization transactions largely depends on updating our estimate of lifetime credit losses and prepayment speeds. If we determine, based on this updated information, these retained interests are other than temporarily impaired, we record fair value adjustments in earnings and not stockholder’s equity. The fair value of subordinated securities we retain is based on quoted market prices of securities with similar characteristics, if available, or using discounted cash flow methods with current market rates. The carrying amount of our restricted cash retained interest normally does not have to be adjusted.

Sensitivity Analysis.  The fair value of the residual interest in securitization transactions is sensitive to variation in our assumptions of lifetime credit losses, estimated prepayments and discount rates. Note 7 of our Notes to the Financial Statements identifies the sensitivity of this asset to changes in each of these assumptions. Changes in these assumptions will also result in a similar change in the gain or loss recorded in the time period the related receivables are sold.

Accounting Standards Issued But Not Yet Adopted

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“SFAS No. 155”). This standard permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The standard also requires that interests in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued by us after January 1, 2007. Management expects there to be no material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment to FASB Statement No. 140 (“SFAS No. 156”), which provides revised guidance on when a servicing asset and servicing liability should be recognized and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. SFAS No. 156 is effective for us as of January 1, 2007. Management expects there to be no material impact on our financial condition or results of operations.

In June, 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a recognition threshold and a measurement attribute for the financial statement reporting of tax positions taken in tax returns. The interpretation is effective for fiscal years beginning after December 15, 2006. Management expects there to be no material impact to equity as a result of this adoption.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 does not introduce new requirements for when fair value measures must be used, but focuses on how to measure fair value. SFAS No. 157 establishes a fair value hierarchy to classify the

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

sources of information used to measure fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is assessing the potential impact on present fair value measurement techniques, disclosures, and on our financial condition or results of operations.

Outlook

In 2007, we expect substantially lower earnings due to higher borrowing costs, the non-recurrence of credit loss reserve reductions in the amounts experienced in 2006, the costs associated with our North American restructuring initiative and the impact of lower receivable levels. At year-end 2007, we anticipate managed receivables to be in the range of $140 to $145 billion.

Cautionary Statement Regarding Forward Looking Statements

Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, those set forth in Item 1A.

We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

We are exposed to a variety of risks in the normal course of our business. The extent to which we effectively identify, assess, monitor and manage these risks is critical to our financial condition. The principal types of risk to our business include:

•	Market risk — the possibility that changes in interest and currency exchange rates will adversely affect our cash flow and economic value;

•	Counterparty risk — the possibility that a counterparty may default on a derivative contract or cash deposit;

•	Credit risk — the possibility of loss from a customer’s failure to make payments according to contract terms;

•	Residual risk — the possibility that the actual proceeds we receive at lease termination will be lower than our projections or return volumes will be higher than our projections;

•	Liquidity risk — the possibility that we may be unable to meet all of our current and future obligations in a timely manner; and

•	Operating risk — the possibility of fraud by our employees or outside persons, errors relating to transaction processing and systems and actions that could result in compliance deficiencies with regulatory standards or contractual obligations.

We manage each of these types of risk in the context of its contribution to our overall global risk. We make business decisions on a risk-adjusted basis and price our services consistent with these risks.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

Credit, residual and liquidity risks are discussed in Items 1 and 7. A discussion of market risk (including currency and interest rate risk), counterparty risk and operating risk follows.

Market Risk

Given the unpredictability of financial markets, we seek to reduce volatility in our cash flow and economic value from changes in interest rates and currency exchange rates. We use various financial instruments, commonly referred to as derivatives, to manage market risks. We do not engage in any trading, market-making or other speculative activities in the derivative markets.

Our strategies to manage market risks are established by the Ford Global Risk Management Committee (“GRMC”). The GRMC is chaired by the Chief Financial Officer of Ford, and includes the Treasurer of Ford and our Chief Financial Officer.

Direct responsibility for the execution of our market risk management strategies resides with Ford’s Treasurer’s Office and is governed by written policies and procedures. Separation of duties is maintained between the strategy and approval of derivative trades, the execution of derivatives trades and the settlement of cash flows. Regular audits are conducted to ensure that appropriate controls are in place and that these controls are effective. In addition, the GRMC and the audit committee of Ford and Ford Credit’s Boards of Directors review our market risk exposures and use of derivatives to manage these exposures.

Currency Exchange Rate Risk

Our policy is to minimize exposure to changes in currency exchange rates. To meet funding objectives, we borrow in a variety of currencies, principally U.S. dollars and Euros. We face exposure to currency exchange rates if a mismatch exists between the currency of our receivables and the currency of the debt funding those receivables. When possible, we fund receivables with debt in the same currency, minimizing exposure to exchange rate movements. When a different currency is used, we execute the following foreign currency derivatives to convert substantially all of our foreign currency debt obligations to the local country currency of the receivables:

•	Cross-currency swap — an agreement to convert non-U.S. dollar long-term debt to U.S. dollar denominated payments or non-local market debt to local market debt for our international affiliates; or

•	Foreign currency forward — an agreement to buy or sell an amount of funds in an agreed currency at a certain time in the future for a certain price.

As a result of this policy, we believe our market risk exposure relating to changes in currency exchange rates is immaterial. For additional information on our derivatives, see Notes 1 and 12 of our Notes to the Financial Statements.

Interest Rate Risk

Nature of Exposure

Our primary market risk exposure is interest rate risk, and the particular market to which we are most exposed is U.S. dollar LIBOR. Our interest rate risk exposure results principally from “re-pricing risk” or differences in the re-pricing characteristics of assets and liabilities. An instrument’s re-pricing period is a term used to describe how an interest rate-sensitive instrument responds to changes in interest rates. It refers to the time it takes an instrument’s interest rate to reflect a change in market interest rates. For fixed-rate instruments, the re-pricing period is equal to the maturity of the instrument’s principal, because the principal is considered to re-price only when re-invested in a new instrument. For a floating-rate instrument, the re-pricing period is the period of time before the interest rate adjusts to the market rate. For instance, a floating-rate loan whose interest rate is reset to a

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

market index annually on December 31 would have a re-pricing period of one year on January 1, regardless of the instrument’s maturity.

Re-pricing risk arises when assets and the debt funding those assets have different re-pricing periods, and consequently, respond differently to changes in interest rates. As an example, consider a hypothetical portfolio of fixed-rate assets that is funded with floating-rate debt. If interest rates increase, the interest paid on debt increases while the interest received on assets remains fixed. In this case, the hypothetical portfolio’s cash flows are exposed to changes in interest rates because its assets and debt have a re-pricing mismatch.

Our receivables consist primarily of fixed-rate retail installment sale and lease contracts and floating-rate wholesale receivables. Fixed-rate retail installment sale and lease contracts are originated principally with maturities ranging between two and six years and generally require customers to make equal monthly payments over the life of the contract. Wholesale receivables are originated to finance new and used vehicles held in dealers’ inventory and generally require dealers to pay a floating rate.

Funding sources consist primarily of securitizations and short- and long-term unsecured debt. In the case of unsecured term debt, and in an effort to have funds available throughout business cycles, we may borrow at terms longer than the terms of our assets, in most instances with up to ten year maturities. These debt instruments are principally fixed-rate and require fixed and equal interest payments over the life of the instrument and a single principal payment at maturity.

We are exposed to interest rate risk to the extent that a difference exists between the re-pricing profile of our assets and our debt. Specifically, without derivatives, in the aggregate our assets would re-price more quickly than our debt.

Risk Management Objective

Our interest rate risk management objective is to maximize our economic value while limiting the impact of changes in interest rates. We achieve this objective by setting an established risk tolerance and staying within the tolerance through the following risk management process.

Risk Management Process

Our risk management process involves a short-term and a long-term evaluation of interest rate risk by considering potential impacts on our near-term cash flow as well as the economic value of our portfolio of interest rate-sensitive assets and liabilities (our economic value). Our economic value is a measure of the present value of all future expected cash flows, discounted by market interest rates, and is equal to the present value of our interest rate-sensitive assets minus the present value of our interest rate-sensitive liabilities. Measuring the impact on our economic value is important because it captures the potential long-term effects of changes in interest rates.

The derivative financial instruments used in our interest rate risk management process are called interest rate swaps. Our interest rate swaps are agreements with counterparties to either receive a fixed rate of interest in return for us paying a floating rate of interest, or receive a floating rate of interest in return for us paying a fixed rate of interest, based upon a set notional balance. Interest rate swaps are a common tool used by financial institutions to manage interest rate risk. For additional information on our derivatives, see Notes 1 and 12 of our Notes to the Financial Statements.

We determine the sensitivity of our economic value to hypothetical changes in interest rates. We then enter into interest rate swaps to economically convert portions of our floating-rate debt to fixed or our fixed-rate debt to floating to ensure that the sensitivity of our economic value falls within an established tolerance. As part of our process, we also monitor the sensitivity of our pre-tax cash flow using simulation techniques. To measure this sensitivity, we calculate the change in expected cash

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

flows to changes in interest rates over a twelve-month horizon. This calculation determines the sensitivity of changes in cash flows associated with the re-pricing characteristics of our interest-rate-sensitive assets, liabilities and derivative financial instruments under various hypothetical interest rate scenarios including both parallel and non-parallel shifts in the yield curve. This sensitivity calculation does not take into account any future actions we may take to reduce the risk profile that arises from a change in interest rates. These quantifications of interest rate risk are reported regularly (either monthly or quarterly depending on the market) to the Treasurer of Ford and our Chief Financial Officer.

The process described above is used to measure and manage the interest rate risk of our operations in the United States, Canada and the United Kingdom, which together represented approximately 79% of our total on-balance sheet finance receivables at December 31, 2006. For our other international affiliates, we use a technique, commonly referred to as “gap analysis,” to measure re-pricing mismatch. This process uses re-pricing schedules that group assets, debt, and swaps into discrete time-bands based on their re-pricing characteristics. We then enter into interest rate swaps, which effectively change the re-pricing profile of our debt, to ensure that any re-pricing mismatch (between assets and liabilities) existing in a particular time-band falls within an established tolerance.

Quantitative Disclosure

As a result of our interest rate risk management process, in the aggregate our debt combined with the derivative instruments economically hedging the debt re-prices faster than our assets. Other things being equal, this means that during a period of rising interest rates, the interest rates paid on our debt will increase more rapidly than the interest rates earned on our assets, thereby initially reducing our pre-tax cash flow. Correspondingly, during a period of falling interest rates, we would expect our pre-tax cash flow to initially increase.

To provide a quantitative measure of the sensitivity of our pre-tax cash flow to changes in interest rates, we use interest rate scenarios that assume a hypothetical, instantaneous increase or decrease in interest rates of one percentage point across all maturities (a “parallel shift”), as well as a base case that assumes that interest rates remain constant at existing levels. In reality, interest rate changes are rarely instantaneous or parallel and rates could move more or less than the one percentage point assumed in our analysis. As a result, the actual impact to pre-tax cash flow could be higher or lower than the results detailed in the table below. These interest rate scenarios are purely hypothetical and do not represent our view of future interest rate movements.

Our pre-tax cash flow sensitivity as of year-end 2006 and 2005 was as follows:

	Pre-Tax Cash Flow Sensitivity	Pre-Tax Cash Flow Sensitivity
	given a one percentage point	given a one percentage point
	instantaneous increase	instantaneous decrease
	in interest rates	in interest rates
	(in millions)

December 31, 2006	$(55)	$55
December 31, 2005	(40)	40

Based on assumptions included in the analysis, our sensitivity to a one-percentage point instantaneous change in interest rates was higher at year-end 2006 than at year-end 2005. This change primarily reflects the result of normal fluctuations within the approved tolerances of our risk management strategy.

Additional Model Assumptions

While the sensitivity analysis presented is our best estimate of the impacts of the specified assumed interest rate scenarios, our actual results could differ from those projected. The model we use to conduct this analysis is heavily dependent on assumptions. Embedded in the model are

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

assumptions regarding the reinvestment of maturing asset principal, refinancing of maturing debt, and predicted repayment of retail installment sale and lease contracts ahead of contractual maturity. Our repayment projections ahead of contractual maturity are based on historical experience. If interest rates or other factors change, our actual prepayment experience could be different than projected.

Derivative Notional Values

The outstanding notional value of our derivatives at the end of each of the years indicated was as follows:

	December 31,
	2006	2005
	(in billions)

Interest rate swaps
Pay-fixed, receive-floating, excluding securitization swaps	$33	$30
Pay-floating, receive-fixed, excluding securitization swaps	31	36
Pay-floating, receive-floating (basis), excluding securitization swaps	*	*
Securitization swaps	73	59

Total interest rate swaps	$137	$125
Other Derivatives
Cross-currency swaps	14	16
Foreign currency forwards	8	9
Interest rate forwards	*	*

Total notional value	$159	$150

*	Less than $500 million.

The derivatives identified above as securitization swaps are interest rate swaps we entered into to facilitate certain of our securitization transactions and are included in our pre-tax cash flow sensitivity analysis detailed in the table above. At December 31, 2006, our total derivative notional value was $159 billion, approximately $9 billion higher than a year ago. The increase was driven by higher securitization swap notional balances reflecting our increased utilization of securitization as a funding source. Lower cross-currency and other interest rate swap notional balances provide a partial offset.

Derivative Fair Values

The fair value of net derivative financial instruments (derivative assets less derivative liabilities) as reported on our balance sheet as of December 31, 2006 was $1.5 billion, approximately $400 million lower than a year ago. The decrease in fair value primarily reflects mark-to-market adjustments resulting from higher interest rates, offset partially by translation gains resulting from the weakening of the US dollar against the Euro and the British Pound. For additional information see Notes 1 and 12 of our Notes to the Financial Statements.

Counterparty Risk

The use of derivatives to manage market risk results in counterparty risk, which is the loss we could incur if a counterparty defaulted on a derivative contract. Ford enters into master agreements with its counterparties that allow netting of certain exposures in order to manage this risk. Exposures primarily relate to derivative contracts used for managing interest rate and foreign currency exchange rate risk. We, on a combined basis with Ford, establish exposure limits for each counterparty to minimize risk and provide counterparty diversification.

Our approach to managing counterparty risk is forward-looking and proactive, allowing us to take risk mitigation actions before risks become losses. We establish exposure limits for both net fair value

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

and future potential exposure, based on our overall risk tolerance and ratings-based historical default probabilities. The exposure limits are lower for lower-rated counterparties and for longer-dated exposures. We use a Monte Carlo simulation technique to assess our potential exposure by tenor, defined at 95% confidence level. We monitor and report our exposures to the Treasurer of Ford periodically.

Substantially all of our counterparty exposures are with counterparties that have long-term credit ratings of single-A or better. Our guideline for counterparty minimum long-term credit ratings is BBB-. For additional information on our derivatives, see Notes 1 and 12 of our Notes to the Financial Statements.

Operating Risk

We operate in many locations and rely on the abilities of our employees and computer systems to process a large number of transactions. Improper employee actions or improper operation of systems could result in financial loss, regulatory action and damage to our reputation, and breach of contractual obligations. To address this risk, we maintain internal control processes that identify transaction authorization requirements, safeguard assets from misuse or theft, and protect the reliability of financial and other data. We also maintain system controls to maintain the accuracy of information about our operations. These controls are designed to manage operating risk throughout our operation.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Financial Statements, the accompanying Notes and the Report of the Independent Registered Public Accounting Firm that are filed as part of this Report are listed under Item 15, “Exhibits and Financial Statement Schedules” and set forth on pages FC-1 through FC-42 immediately following the signature pages of this Report.

Selected quarterly financial data (unaudited) for us and our consolidated subsidiaries for 2006 and 2005 are disclosed in Note 17 of the Notes to the Financial Statements.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Michael E. Bannister, our Chairman of the Board and Chief Executive Officer (“CEO”), and Kenneth R. Kent, our Vice Chairman, Chief Financial Officer (“CFO”) and Treasurer, have performed an evaluation of the Company’s disclosure controls and procedures, as that term is defined in Rule 13a-15 (e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2006 and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the

ITEM 9A. CONTROLS AND PROCEDURES (Continued)

reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, the Company conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2006, we implemented changes related to the remediation of a material weakness in internal control over financial reporting with respect to accounting for certain hedges of interest rate risk. We suspended our use of the application of Paragraph 68 of SFAS No. 133, and de-designated all derivative transactions to which we previously had applied the exception set forth in Paragraph 68.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Not required.

ITEM 11.	EXECUTIVE COMPENSATION

Not required.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Not required.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Not required.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

	Full Year
Nature of Services	2006	2005
	(in millions)

Audit fees — for audit of the annual financial statements included in our annual Report on Form 10-K, reviews of the financial statements included in our quarterly reports on Form 10-Q, attestation of the effectiveness of the Company’s internal controls over financial reporting, statutory financial statement filings, and providing comfort letters in connection with our funding transactions	$8.3	$7.4
Audit-related fees — for support of funding transactions, attestation services, internal control reviews, assistance with interpretation of accounting standards, and services related to business acquisitions and divestitures	1.9	1.6
Tax fees — for tax compliance and the preparation of tax returns, tax consultation, planning, and implementation services, and assistance in connection with tax audits	1.1	1.4
All other fees	—	—

Total fees	$11.3	$10.4

Pre-Approval Policies and Procedures

Ford’s audit committee has established pre-approval policies and procedures that govern the engagement of PwC, and the services provided by PwC to Ford Credit are pre-approved in accordance with Ford’s policies and procedures. The policies and procedures are detailed as to the particular services and our audit committee is informed of the services provided to us by PwC, including the audit fee requests for these services that have been submitted to and approved by Ford’s audit committee. The pre-approval policies and procedures do not include delegation of the Ford or Ford Credit audit committees’ responsibilities under the Exchange Act to management.

PART IV.

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

Report of Independent Registered Public Accounting Firm

Ford Motor Credit Company and Subsidiaries

Consolidated Statement of Income for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Balance Sheet, December 31, 2006 and 2005

Consolidated Statement of Stockholder’s Equity, December 31, 2006, 2005 and 2004

Consolidated Statement of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004

Notes to the Financial Statements

The Consolidated Financial Statements, the Notes to the Financial Statements and the Report of Independent Registered Public Accounting Firm listed above are filed as part of this Report and are set forth on pages FC-1 through FC-38 immediately following the signature pages of this report.

(a) 2. Financial Statement Schedules

Schedules have been omitted because the information required to be contained in them is disclosed elsewhere in the Financial Statements or the amounts involved are not sufficient to require submission.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)
(a) 3. Exhibits
Designation	Description	Method of Filing

Exhibit 3-A	Restated Certificate of Incorporation of Ford Motor Credit Company.	Filed as Exhibit 3-A to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference. File No. 1-6368.
Exhibit 3-B	By-Laws of Ford Motor Credit Company as amended through March 1, 2006.	Filed as Exhibit 3-B to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference. File No. 1-6368.
Exhibit 4-A	Form of Indenture dated as of February 1, 1985 between Ford Motor Credit Company and Manufacturers Hanover Trust Company relating to Debt Securities.	Filed as Exhibit 4-A to Ford Motor Credit Company Registration Statement No. 2-95568 and incorporated herein by reference.
Exhibit 4-A-1	Form of First Supplemental Indenture dated as of April 1, 1986 between Ford Motor Credit Company and Manufacturers Hanover Trust Company supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4-B to Ford Motor Credit Company Current Report on Form 8-K dated April 29, 1986 and incorporated herein by reference. File No. 1-6368.
Exhibit 4-A-2	Form of Second Supplemental Indenture dated as of September 1, 1986 between Ford Motor Credit Company and Manufacturers Hanover Trust Company supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4-B to Ford Motor Credit Company Current Report on Form 8-K dated August 28, 1986 and incorporated herein by reference. File No. 1-6368.
Exhibit 4-A-3	Form of Third Supplemental Indenture dated as of March 15, 1987 between Ford Motor Credit Company and Manufacturers Hanover Trust Company supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4-E to Ford Motor Credit Company Registration Statement No. 33-12928 and incorporated herein by reference.
Exhibit 4-A-4	Form of Fourth Supplemental Indenture dated as of April 15, 1988 between Ford Motor Credit Company and Manufacturers Hanover Trust Company supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4-F to Post-Effective Amendment No. 1 to Ford Motor Credit Company Registration Statement No. 33-20081 and incorporated herein by reference.
Exhibit 4-A-5	Form of Fifth Supplemental Indenture dated as of September 1, 1990 between Ford Motor Credit Company and Manufacturers Hanover Trust Company supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4-G to Ford Motor Credit Company Registration Statement No. 33-36946 and incorporated herein by reference.
Exhibit 4-A-6	Form of Sixth Supplemental Indenture dated as of June 1, 1998 between Ford Motor Credit Company and The Chase Manhattan Bank supplementing the Indenture designated as Exhibit 4-A.	Filed as Exhibit 4.1 to Ford Motor Credit Company Current Report on Form 8-K dated June 15, 1998 and incorporated herein by reference. File No. 1-6368.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)
Designation	Description	Method of Filing

Exhibit 4-A-7	Form of Seventh Supplemental Indenture dated as of January 15, 2002 between Ford Motor Credit Company and JPMorgan Chase Bank supplementing the Indenture.	Filed as Exhibit 4-I to Amendment No. 1 to Ford Motor Credit Company Registration Statement No. 333-75274 and incorporated herein by reference.
Exhibit 4-B	Indenture dated as of November 1, 1987 between Ford Motor Credit Company and Continental Bank, National Association relating to Debt Securities.	Filed as Exhibit 4-A to Ford Motor Credit Company Current Report on Form 8-K dated December 10, 1990 and incorporated herein by reference. File No. 1-6368.
Exhibit 4-C	Indenture dated as of August 1, 1994 between Ford Motor Credit Company and First Union National Bank relating to Debt Securities.	Filed as Exhibit 4-A to Ford Motor Credit Company Registration Statement No. 33-55237.
Exhibit 10-A	Copy of Amended and Restated Profit Maintenance Agreement dated as of January 1, 2002 between Ford Motor Credit Company and Ford Motor Company.	Filed as Exhibit 10-A to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference. File No. 1-6368.
Exhibit 10-B	Copy of Agreement dated as of February 1, 1980 between Ford Motor Company and Ford Motor Credit Company.	Filed as Exhibit 10-X to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 1980 and incorporated herein by reference. File No. 1-6368.
Exhibit 10-C	Copy of Amended and Restated Agreement dated as of December 12, 2006 between Ford Motor Credit Company and Ford Motor Company.	Filed as Exhibit 10.1 to Ford Motor Credit Company Current Report on Form 8-K dated December 12, 2006 and incorporated herein by reference. File No. 1-6368.
Exhibit 10-D	Copy of Amended and Restated Support Agreement dated as of September 20, 2004 between Ford Motor Credit Company and FCE Bank plc.	Filed as Exhibit 10 to Ford Motor Credit Company Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference. File No. 1-6368.
Exhibit 10-E	Copy of Amended and Restated Tax Sharing Agreement dated as of December 12, 2006 between Ford Motor Credit Company and Ford Motor Company.	Filed as Exhibit 10.2 to Ford Motor Credit Company Current Report on Form 8-K dated December 12, 2006 and incorporated herein by reference. File No. 1-6368.
Exhibit 12	Ford Motor Credit Company and Subsidiaries Calculation of Ratio of Earnings to Fixed Charges	Filed with this Report
Exhibit 23	Consent of Independent Registered Public Accounting Firm	Filed with this Report
Exhibit 24	Powers of Attorney	Filed with this Report
Exhibit 31.1	Rule 15d-14(a) Certification of CEO	Filed with this Report
Exhibit 31.2	Rule 15d-14(a) Certification of CFO	Filed with this Report
Exhibit 32.1	Section 1350 Certification of CEO	Furnished with this Report
Exhibit 32.2	Section 1350 Certification of CFO	Furnished with this Report

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)
Designation	Description	Method of Filing

Exhibit 99	Parts I, II (other than Items 6 and 8) and III of Ford Motor Company’s Annual Report on Form 10-K for the year ended December 31, 2006	Incorporated herein by reference to Ford Motor Company’s Annual Report on Form 10-K for the year ended December 31, 2006. File No. 1-3950.

Instruments defining the rights of holders of certain issues of long-term debt of Ford Credit have not been filed as exhibits to this Report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Ford Credit. Ford Credit will furnish a copy of each such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Ford Motor Credit Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ford Motor Credit Company

By:	/s/ Kenneth R. Kent
(Kenneth R. Kent)
Vice Chairman,
Chief Financial Officer and Treasurer

Date: February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Ford Motor Credit Company and in the capacities on the date indicated.

Signature		Title	Date

/s/ Michael E. Bannister* (Michael E. Bannister)		Director, Chairman of the Board and Chief Executive Officer (principal executive officer)	February 28, 2007

/s/ Kenneth R. Kent* (Kenneth R. Kent)		Director, Vice Chairman, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	February 28, 2007

/s/ Terry D. Chenault* (Terry D. Chenault)		Director and Executive Vice President — President, Global Operations, Technology and Risk Management	February 28, 2007

/s/ Peter J. Daniel* (Peter J. Daniel)		Director and Audit Committee Member	February 28, 2007

/s/ Donat R. Leclair* (Donat R. Leclair, Jr.)		Director and Audit Committee Chairman	February 28, 2007

/s/ John T. Noone* (John T. Noone)		Director and Executive Vice President — President, Global Marketing and Sales	February 28, 2007

/s/ Ann Marie Petach* (Ann Marie Petach)		Director and Audit Committee Member	February 28, 2007

*By	/s/ Corey M. MacGillivray (Corey M. MacGillivray)	Attorney-in-Fact	February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ford Motor Credit Company:

We have completed integrated audits of Ford Motor Credit Company’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Ford Motor Credit Company and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
February 27, 2007

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(in millions)

	For the Years Ended December 31,
	2006	2005	2004

Financing revenue
Operating leases	$5,608	$5,286	$5,889
Retail	3,649	3,932	4,513
Interest supplements and other support costs earned from affiliated companies (Note 15)	3,487	3,259	3,360
Wholesale	2,419	1,232	796
Other	215	221	200

Total financing revenue	15,378	13,930	14,758
Depreciation on vehicles subject to operating leases	(5,189)	(4,430)	(4,909)
Interest expense	(7,818)	(6,616)	(6,733)

Net financing margin	2,371	2,884	3,116
Other revenue
Investment and other income related to sales of receivables (Note 7)	668	1,513	1,935
Insurance premiums earned, net (Note 2)	182	192	216
Other income	1,019	845	1,652

Total financing margin and other revenue	4,240	5,434	6,919
Expenses
Operating expenses	2,038	2,185	2,142
Provision for credit losses (Note 6)	95	166	900
Insurance expenses (Note 2)	154	160	167

Total expenses	2,287	2,511	3,209

Income from continuing operations before income taxes	1,953	2,923	3,710
Provision for income taxes (Note 11)	670	1,059	1,371

Income from continuing operations before minority interests	1,283	1,864	2,339
Minority interests in net income of subsidiaries	—	1	2

Income from continuing operations	1,283	1,863	2,337
Income from discontinued operations (Note 13)	—	37	81
Gain on disposal of discontinued operations (Note 13)	—	4	—

Net income	$1,283	$1,904	$2,418

The accompanying notes are an integral part of the financial statements.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31,
	2006	2005

ASSETS
Cash and cash equivalents (Note 1)	$12,331	$14,798
Marketable securities (Note 3)	10,161	3,810
Finance receivables, net (Note 4)	109,405	109,876
Net investment in operating leases (Note 5)	25,939	22,213
Retained interest in securitized assets (Note 7)	990	1,420
Notes and accounts receivable from affiliated companies	950	1,235
Derivative financial instruments (Note 12)	1,804	2,547
Other assets (Note 9)	5,752	6,363

Total assets	$167,332	$162,262

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable
Customer deposits, dealer reserves and other	$1,509	$1,904
Affiliated companies	3,648	794

Total accounts payable	5,157	2,698
Debt (Note 10)	139,740	133,446
Deferred income taxes	6,783	9,276
Derivative financial instruments (Note 12)	296	680
Other liabilities and deferred income (Note 9)	3,588	4,755

Total liabilities	155,564	150,855
Minority interests in net assets of subsidiaries	3	3
Stockholder’s equity
Capital stock, par value $100 a share, 250,000 shares authorized, issued and outstanding	25	25
Paid-in surplus (contributions by stockholder)	5,124	5,117
Accumulated other comprehensive income	825	391
Retained earnings	5,791	5,871

Total stockholder’s equity	11,765	11,404

Total liabilities and stockholder’s equity	$167,332	$162,262

The accompanying notes are an integral part of the financial statements.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
(in millions)

				Accumulated Other
				Comprehensive Income/(Loss)
				Unrealized	Foreign
	Capital	Paid-in	Retained	Gain/(Loss)	Currency	Derivative
	Stock	Surplus	Earnings	on Assets	Translation	Instruments	Total

Balance at December 31, 2003	$25	$5,117	$8,607	$201	$305	$(65)	$14,190
2004 comprehensive income/(loss) activity:
Net income	—	—	2,418	—	—	—	2,418
Change in value of retained interest in securitized assets (net of tax of $5)	—	—	—	(8)	—	—	(8)
Unrealized gain on marketable securities (net of tax of $4)	—	—	—	6	—	—	6
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $2)	—	—	—	(3)	—	—	(3)
Foreign currency translation	—	—	—	—	357	—	357
Net gain on derivative instruments (net of tax of $100)	—	—	—	—	(6)	176	170
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $39)	—	—	—	—	—	(67)	(67)

Total comprehensive income/(loss), net of tax	—	—	2,418	(5)	351	109	2,873
Cash dividends paid in 2004	—	—	(4,300)	—	—	—	(4,300)

Balance at December 31, 2004	$25	$5,117	$6,725	$196	$656	$44	$12,763
2005 comprehensive income/(loss) activity:
Net income	—	—	1,904	—	—	—	1,904
Change in value of retained interest in securitized assets (net of tax of $18)	—	—	—	(32)	—	—	(32)
Unrealized loss on marketable securities (net of tax of $4)	—	—	—	(7)	—	—	(7)
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $1)	—	—	—	(2)	—	—	(2)
Foreign currency translation	—	—	—	—	(469)	—	(469)
Net gain on derivative instruments (net of tax of $35)	—	—	—	—	1	61	62
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $32)	—	—	—	—	—	(57)	(57)

Total comprehensive income/(loss), net of tax	—	—	1,904	(41)	(468)	4	1,399
Cash dividends paid in 2005 and dividend transfer (a)	—	—	(2,758)	—	—	—	(2,758)

Balance at December 31, 2005	$25	$5,117	$5,871	$155	$188	$48	$11,404
2006 comprehensive income/(loss) activity:
Net income	—	—	1,283	—	—	—	1,283
Change in value of retained interest in securitized assets (net of tax of $33)	—	—	—	(64)	—	—	(64)
Unrealized gain on marketable securities (net of tax of $9)	—	—	—	12	—	—	12
Less: reclassification adjustment for gain on marketable securities realized in net income (net of tax of $5)	—	—	—	(10)	—	—	(10)
Foreign currency translation	—	—	—	—	523	—	523
Net gain on derivative instruments	—	—	—	—	9	—	9
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $20)	—	—	—	—	—	(36)	(36)

Total comprehensive income/(loss), net of tax	—	—	1,283	(62)	532	(36)	1,717
Paid in surplus	—	7	—	—	—	—	7
Cash dividends paid in 2006 and dividend transfer (a)	—	—	(1,363)	—	—	—	(1,363)

Balance at December 31, 2006	$25	$5,124	$5,791	$93	$720	$12	$11,765

(a)	Dividends included the transfer of Ford Credit assets to Ford with a net book value of $8 million in First Quarter 2005 and a net book value of $13 million in Third Quarter 2006

The accompanying notes are an integral part of the financial statements.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the Years Ended December 31,
	2006	2005	2004

Cash flows from operating activities of continuing operations
Net income	$1,283	$1,904	$2,418
Income related to discontinued operations	—	(41)	(81)
Provision for credit losses	95	166	900
Depreciation and amortization	5,489	4,937	5,337
Net (gain) on sales of finance receivables	(88)	(87)	(160)
(Decrease)/increase in deferred income taxes	(94)	737	808
Net change in other assets	915	198	979
Net change in other liabilities	(26)	(2,158)	(598)
Net (purchases)/sales of held-for-sale wholesale receivables	—	(1,188)	(5,056)
All other operating activities	192	837	681

Net cash provided by operating activities	7,766	5,305	5,228

Cash flows from investing activities of continuing operations
Purchase of finance receivables (other than wholesale)	(44,647)	(38,937)	(49,946)
Collection of finance receivables (other than wholesale)	35,008	38,260	41,171
Purchase of operating lease vehicles	(15,275)	(15,318)	(14,345)
Liquidation of operating lease vehicles	6,429	9,043	9,796
Net change in wholesale receivables	5,856	978	(1,083)
Net change in retained interest in securitized assets	672	4,580	4,682
Net change in notes receivable from affiliated companies	31	343	(43)
Proceeds from sales of receivables and retained interests	5,120	20,935	10,319
Purchases of marketable securities	(19,610)	(6,169)	(4,108)
Proceeds from sales and maturities of marketable securities	13,591	3,072	9,013
Proceeds from sales of businesses	—	2,057	412
Net change in derivatives	178	1,349	2,650
Transfer of cash balances upon disposition of discontinued operations	—	(5)	(13)
All other investing activities	16	(2)	(690)

Net cash (used in)/provided by investing activities	(12,631)	20,186	7,815

Cash flows from financing activities of continuing operations
Proceeds from issuance of long-term debt	45,533	20,882	18,387
Principal payments on long-term debt	(35,836)	(32,432)	(32,483)
Change in short-term debt, net	(6,152)	(8,663)	6,958
Cash dividends paid	(1,350)	(2,750)	(4,300)
All other financing activities	(140)	(17)	(73)

Net cash provided by/(used in) financing activities	2,055	(22,980)	(11,511)
Effect of exchange rate changes on cash and cash equivalents	343	(386)	349

Total cash flows from continuing operations	(2,467)	2,125	1,881

Cash flows from discontinued operations
Cash flows from discontinued operations provided by operating activities	—	71	464
Cash flows from discontinued operations used in investing activities	—	(66)	(457)

Net (decrease)/increase in cash and cash equivalents	$(2,467)	$2,130	$1,888

Cash and cash equivalents, beginning of period	$14,798	$12,668	$10,774
Cash and cash equivalents of discontinued operations, beginning of period	—	—	6
Change in cash and cash equivalents	(2,467)	2,130	1,888
Less: cash and cash equivalents of discontinued operations, end of period	—	—	—

Cash and cash equivalents, end of period	$12,331	$14,798	$12,668

Supplementary cash flow information for continuing operations (a)
Interest paid	$7,495	$6,129	$6,003
Income taxes paid	533	268	181

(a)	Refer to Note 7, servicing portfolio activity, for non-cash supplementary data related to the consolidation of our wholesale securitization program.

The accompanying notes are an integral part of the financial statements.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.	ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include Ford Motor Credit Company, its controlled domestic and foreign subsidiaries and joint ventures, and consolidated variable interest entities (“VIEs”) in which Ford Motor Credit Company is the primary beneficiary (collectively referred to herein as “Ford Credit”, “we”, “our” or “us”). Affiliates that we do not consolidate, but for which we have significant influence over operating and financial policies, are accounted for using the equity method. We are an indirect, wholly owned subsidiary of Ford Motor Company (“Ford”).

Use of estimates, as determined by management, is required in the preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Because of the inherent uncertainty involved in making estimates, actual results reported in future periods might be based upon amounts that differ from those estimates. The accounting estimates that are most important to our business include the allowance for credit losses, accumulated depreciation on vehicles subject to operating leases and assumptions related to off-balance sheet sales of receivables in securitizations and other transactions.

Nature of Operations

Our primary financing products fall into three categories: retail financing (purchasing retail installment sale contracts and retail lease contracts from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets); wholesale financing (making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing); and other financing (making loans to dealers for working capital, improvements to dealership facilities, and to purchase and finance dealership real estate).

We conduct our financing operations directly or indirectly through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. Our reportable business segments include Ford Credit North America (“North America segment”) and Ford Financial International (“International segment”). The North America segment includes our operations in the United States and Canada. The International segment includes our operations in all other countries in which we do business directly or indirectly. Additional financial information regarding our operations by business segment and operations by geographic region are shown in Note 16.

The predominant share of our business consists of financing Ford vehicles and supporting Ford dealers. Any extended reduction or suspension of Ford’s production or sale of vehicles due to a decline in consumer demand, work stoppage, governmental action, negative publicity or other event, or significant changes to marketing programs sponsored by Ford, would have an adverse effect on our business.

The majority of our finance receivables and net investment in operating leases are geographically diversified throughout the North America segment. Outside the North America segment, finance receivables and net investment in operating leases are concentrated in Europe, Asia-Pacific and Latin America.

Certain subsidiaries are subject to regulatory capital requirements requiring maintenance of certain minimum capital levels that limit the abilities of the subsidiaries to pay dividends.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 1. ACCOUNTING POLICIES — Continued

Revenue Recognition

Revenue from finance receivables including direct financing leases is recognized using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. Rental revenue on operating leases is recognized on a straight-line basis over the term of the lease. Initial direct costs related to leases are deferred and amortized on a straight-line basis over the term of the lease. The accrual of interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

We receive interest supplements and other support payments on certain financing and leasing transactions under agreements with Ford and other affiliates. These payments are collected and income is recognized in a manner that is consistent with revenue recognition on the underlying financing contract over the period that the related finance receivables and leases are outstanding.

Sales of Receivables

We securitize finance receivables and sell retail installment sale contracts in whole-loan sale transactions to fund our operations and to maintain liquidity. Most of our securitizations do not qualify for off-balance sheet treatment. As a result, the securitized receivables and associated debt remain on our balance sheet and no gain or loss is recorded for these transactions.

We record our sales of receivables as off-balance sheet when the following criteria are met:

•	The receivables are isolated from the transferor — we transfer the receivables to bankruptcy-remote special purpose entities (“SPEs”) or other independent entities.

•	The receivables are transferred to an entity that has the right to pledge or exchange the assets or to a qualifying SPE whose beneficial interest holders have the right to pledge or exchange their beneficial interests. In our off-balance sheet transactions we generally use a qualifying SPE or we sell the receivables to an independent entity. In either case, we do not restrict the transferee from pledging or exchanging the receivables or beneficial interests.

•	The transferor does not maintain control over the receivables — we are not permitted to regain control over the transferred receivables or cause the return of specific receivables, other than through a “cleanup” call.

For off-balance sheet sales of receivables, gains or losses are recognized in the period in which the sale occurs. We retain certain interests in receivables sold in off-balance sheet securitization transactions. In determining the gain or loss on each sale of finance receivables, the investment in the sold receivables pool is allocated between the portions sold and retained based on their relative fair values at the date of sale. Retained interests may include residual interest in securitizations, restricted cash held for the benefit of securitization investors and subordinated securities. These interests are recorded at fair value with unrealized gains recorded, net of tax, as a separate component of Accumulated other comprehensive income in Stockholder’s equity. Residual interests in securitizations represent the present value of monthly collections on the sold finance receivables in excess of amounts needed for payment of the debt and other obligations issued or arising in the securitization transactions. We do not retain any interests in the whole-loan sale transactions but continue to service the sold receivables.

In both off-balance sheet securitization transactions and whole-loan sales, we also retain the servicing rights and generally receive a servicing fee. The fee is recognized as collected over the

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 1. ACCOUNTING POLICIES — Continued

remaining term of the related sold finance receivables. When the servicing fee adequately compensates us for retaining the servicing rights, we do not establish a servicing asset or liability. Interest supplement payments due from affiliates related to receivables sold in off-balance sheet securitizations or whole-loan sale transactions are recorded, on a present value basis, as a receivable in Other assets on our balance sheet at the time the receivables are sold. Present value accretion is recognized in Investment and other income related to sales of receivables.

Receivables Classifications

Finance receivables for which we have the ability and intent to hold for the foreseeable future, are classified as held-for-investment and carried at amortized cost. Any receivables held-for-sale are carried at the lower of cost or fair value. Receivables acquired specifically for resale are classified as held-for-sale at origination. Specific receivables included in off-balance sheet securitizations or whole-loan sale transactions are generally not identified until the month in which the sale occurs. If the receivables have been selected for an off-balance sheet transaction and the transaction occurs within the same month as the selection, the receivables are removed from the balance sheet and the fair value adjustment is incorporated and recognized in the net gain on sale of receivables component in the Investment and other income related to the sales of receivables line in the Income statement. If the receivables have been selected for an off-balance sheet transaction that has not occurred at the end of the reporting period, the receivables are reclassified as held-for-sale and a valuation adjustment is recorded in Other income to recognize the receivables at the lower of cost or fair value.

Depreciation

Depreciation expense on vehicles subject to operating leases is provided on a straight-line basis in an amount necessary to reduce the leased vehicle to its estimated residual (salvage) value at the end of the lease term. Our policy is to promptly sell returned off-lease vehicles. We evaluate our depreciation for leased vehicles on a regular basis taking into consideration various assumptions, such as expected residual values at lease termination (including residual value support payments from Ford) and the estimated number of vehicles that will be returned to us. Adjustments to reflect revised estimates of expected residual values at the end of the lease terms are recorded prospectively on a straight-line basis. Upon disposition of the vehicle, the difference between net book value and actual proceeds (including residual value support payments from Ford) is recorded as an adjustment to Depreciation on vehicles subject to operating leases. We also monitor our portfolio of vehicles subject to operating leases for impairment indicators.

Cash and Cash Equivalents and Marketable Securities

Cash and all highly liquid investments with a maturity of three months or less at date of purchase are classified as Cash and cash equivalents. Our cash and cash equivalents include short-term United States Treasury bills, federal agency discount notes, A-1/P-1 (or higher) rated commercial paper, and bank time deposits with investment grade institutions. The book value of cash and cash equivalents approximates fair value because of the short maturities of these instruments. See Note 7 for additional information on cash that supports our on-balance sheet securitization transactions.

Marketable securities consist of investments in U.S. government and agency, corporate debt and equities, mortgage-backed and other securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses excluded from income and reported, net of tax, as a separate component of Accumulated other comprehensive income in Stockholder’s equity. Held-to-maturity

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 1. ACCOUNTING POLICIES — Continued

securities are recorded at amortized cost. The basis of cost used in determining realized gains and losses is specific identification. See Note 3 for additional information on marketable securities.

We recognized earnings of $819 million, $560 million and $229 million in 2006, 2005, and 2004, respectively, related to interest and investment income on our cash and cash equivalents and marketable securities. These amounts are included in Other income.

Allowance for Credit Losses

The allowance for credit losses is our estimate of the credit losses related to impaired receivables and operating leases at the date of the financial statements. The allowance is based on factors including historical credit loss trends (including loss history and key physical trends such as delinquency and repossessions), the composition and credit quality of our present portfolio (including vehicle brand, term, risk evaluation and new/used), trends in historical and projected used vehicle values and general economic measures. Additions to the allowance for credit losses are made by recording charges to the Provision for credit losses on our income statement. Finance receivables and lease investments are charged to the allowance for credit losses at the earlier of when an account is deemed to be uncollectible or when an account is 120 days delinquent, taking into consideration the financial condition of the borrower or lessee, the value of the collateral, recourse to guarantors and other factors. Recoveries on finance receivables and lease investments previously charged off as uncollectible are credited to the allowance for credit losses.

Derivative Financial Instruments

We operate in many countries, and are exposed to various market risks, including the effects of changes in interest rates and foreign currency exchange rates. Interest rate and currency exposures are monitored and managed by us as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce potential adverse effects on our operating results. Risk is reduced in two ways: (1) through the use of funding instruments that have interest and maturity profiles similar to the assets they are funding, and (2) through the use of interest rate and foreign exchange derivatives. Interest rate swaps are used to manage the effects of interest rate fluctuations. Foreign currency exchange agreements, including forward contracts and swaps, are used to manage foreign exchange exposure.

All derivatives are recognized on the balance sheet at fair value. We may designate derivatives as a hedge of the fair value of a recognized asset or liability (“fair value” hedge) or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). We also enter into derivatives that economically hedge our interest rate and currency exchange rate risks, even though hedge accounting is not allowed or is not elected by us.

Changes in the value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings. Changes in the value of a derivative that is designated as a cash flow hedge are recorded net of tax, to the extent the hedge is effective, as a separate component of Accumulated other comprehensive income in Stockholder’s equity. Changes in the value of a derivative not designated for hedge accounting are recorded in earnings. The fair value of interest rate swaps is calculated using current market rates. Unrealized gains and losses are netted for individual counterparties where legally permissible. We report the cash related to all derivative activity, regardless of designation, in Cash flows from investing activities in our Statement of cash flows.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 1. ACCOUNTING POLICIES — Continued

When a derivative is de-designated from a hedge relationship, all changes in the fair value of the derivative instrument are included in earnings each period until the derivative instrument matures, unless the derivative is subsequently included in another hedge relationship.

We manage our foreign currency and interest rate counterparty credit risks by establishing limits and monitoring the financial condition of counterparties. The amount of exposure we may have to a single counterparty on a worldwide basis is limited by company policy. In the unlikely event that a counterparty fails to meet the terms of a foreign currency or an interest rate instrument, risk is limited to the fair value of the derivative instrument.

Foreign Currency Translation

Results of operations and cash flows of our foreign subsidiaries are translated to U.S. dollars at average-period currency exchange rates. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are related to foreign subsidiaries using local currency as their functional currency and are reported as a separate component of Accumulated other comprehensive income in Stockholder’s equity. Gains and losses arising from transactions denominated in a currency other than the functional currency are included in Other income.

NOTE 2.	INSURANCE

We conduct insurance underwriting operations primarily through The American Road Insurance Company (“TARIC”) and its subsidiaries. TARIC is our wholly owned subsidiary. TARIC offers a variety of products and services, including physical damage insurance and extended service plan contracts.

Revenue Recognition

Insurance premiums earned are reported net of reinsurance. These premiums are earned over their respective policy periods. Physical damage insurance premiums, including vehicles financed at wholesale by us and our finance subsidiaries, are recognized as income on a monthly basis. Premiums from extended service plan contracts and other contractual liability coverages are earned over the life of the policy based on historical loss experience. Certain costs of acquiring new business are deferred and amortized over the term of the related policies on the same basis on which premiums are earned.

Insurance Expenses and Liabilities

Insurance underwriting losses and expenses are reported as Insurance expenses. The components of insurance expenses are as follows for the years ended December 31:

	2006	2005	2004
	(in millions)

Insurance claims	$128	$140	$138
Claim adjustment expenses	9	8	13
Amortization of deferred acquisition costs	17	12	16

Insurance expenses	$154	$160	$167

The liability for reported insurance claims and an estimate of unreported insurance claims, based on past experience, was $50 million and $67 million at December 31, 2006 and 2005, respectively, and was included in Other liabilities and deferred income.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 2.	INSURANCE — Continued

Reinsurance

TARIC’s reinsurance activity primarily consists of ceding a majority of its automotive service contracts for a ceding commission. Amounts recoverable from reinsurers on unpaid losses, including incurred but not reported losses, and amounts paid to reinsurers relating to the unexpired portion of reinsurance contracts are reported in Other assets. Ceded insurance-related expenses deducted from insurance expenses were $285 million, $382 million and $436 million in 2006, 2005 and 2004, respectively.

The effect of reinsurance on premiums written and earned is as follows:

	2006		2005		2004
	Written	Earned	Written	Earned	Written	Earned
	(in millions)

Direct	$289	$611	$522	$762	$543	$815
Assumed	26	25	29	31	27	39
Ceded	(136)	(454)	(371)	(601)	(358)	(638)

Net premiums	$179	$182	$180	$192	$212	$216

Commissions on reinsurance ceded are earned on the same basis as related premiums. Reinsurance contracts do not relieve TARIC from its obligations to its policyholders. Failure of reinsurers to honor their obligations could result in losses to TARIC. Therefore, TARIC either directly or indirectly (via insurance brokers) monitors the underlying business and financial performance of the reinsurers. In addition, where deemed necessary, TARIC may require collateral or utilize multiple reinsurers to mitigate concentration risk.

NOTE 3.	MARKETABLE SECURITIES

At acquisition, our marketable securities are classified as available-for-sale or held-to-maturity. Available-for-sale securities are recorded at fair value with unrealized gains and losses excluded from income and reported, net of tax, as a separate component of Accumulated other comprehensive income in Stockholder’s equity. Held-to-maturity securities are recorded at amortized cost. The cost basis used in determining realized gains and losses is specific identification.

The fair value of substantially all securities was determined based on quoted market prices. For securities for which quoted market prices were not available, the estimate of fair value was based on similar types of securities traded in the market. Book value approximates fair value for all securities.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 3.	MARKETABLE SECURITIES — Continued

Marketable securities at December 31 were as follows:

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in millions)

Available-for-sale securities
U.S. government	$3,710	$4	$1	$3,713
Corporate debt	1,097	1	2	1,096
Mortgage-backed	263	1	4	260
Equity	60	36	1	95
Government-sponsored enterprises	4,968	5	—	4,973
Government — non U.S.	15	—	—	15
Municipal	1	—	—	1
Held-to-maturity securities	8	—	—	8

Total marketable securities	$10,122	$47	$8	$10,161

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in millions)

Available-for-sale securities
U.S. government	$92	$1	$—	$93
Corporate debt	1,663	1	3	1,661
Mortgage-backed	282	1	4	279
Equity	65	38	1	102
Government-sponsored enterprises	1,648	—	—	1,648
Government — non U.S.	20	—	—	20
Municipal	1	—	—	1
Held-to-maturity securities	6	—	—	6

Total marketable securities	$3,777	$41	$8	$3,810

The amortized cost and fair value of investments in available-for-sale securities and held-to-maturity securities at December 31, by contractual maturity, were as follows:

	2006
	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(in millions)

Due in one year or less	$9,516	$9,524	$2	$2
Due after one year through five years	143	142	2	2
Due after five years through ten years	53	53	1	1
Due after ten years	79	79	3	3
Mortgage-backed securities	263	260	—	—
Equity securities	60	95	—	—

Total	$10,114	$10,153	$8	$8

Included in the above contractual maturities are investments on deposit with regulatory authorities (at amortized cost), as required by law, totaling $14 million and $20 million at December 31, 2006 and 2005, respectively.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 3.	MARKETABLE SECURITIES — Continued

Proceeds from maturities of available-for-sale securities were $9,157 million, $2,381 million, and $6,981 million in 2006, 2005 and 2004, respectively. Proceeds from sales of available-for-sale securities were $4,434 million, $691 million and $2,032 million in 2006, 2005 and 2004, respectively. Gross realized gains were $19 million, $7 million and $9 million in 2006, 2005 and 2004, respectively. Gross realized losses were $4 million, $3 million and $3 million in 2006, 2005 and 2004, respectively.

The fair value of investments in an unrealized loss position at December 31, 2006, aggregated by investment category and length of time that the investments have been in a continuous loss position, are as follows:

	Less Than
	12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in millions)

Available-for-sale securities
U.S. government	$45	$1	$6	$—	$51	$1
Corporate debt	39	—	72	2	111	2
Mortgage-backed	51	1	136	3	187	4
Equity	3	1	1	—	4	1
Government-sponsored enterprises	250	—	17	—	267	—
Government — non U.S.	8	—	1	—	9	—
Municipal	—	—	1	—	1	—

Total available-for-sale securities	$396	$3	$234	$5	$630	$8

We utilize a systematic process to evaluate whether unrealized losses related to investments in debt and equity securities are temporary in nature. Factors considered in determining whether a loss is temporary include the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If losses are determined to be other than temporary, the investment carrying amount is considered impaired and adjusted downward to a revised fair value. During 2006, impairments recorded were not material.

NOTE 4.	FINANCE RECEIVABLES

Net finance receivables at December 31 were as follows:

	2006	2005
	(in millions)

Retail	$71,347	$66,940
Wholesale	35,227	39,680
Other	3,815	4,648

Total finance receivables, net of unearned income (a)(b)	110,389	111,268
Less: Allowance for credit losses	(984)	(1,392)

Finance receivables, net	$109,405	$109,876

Net finance receivables subject to fair value (c)	$104,873	$104,669
Fair value	103,614	104,190

(a)	At December 31, 2006 and 2005, includes $1.9 billion and $1.6 billion, respectively, of primarily wholesale receivables with entities that are reported as consolidated subsidiaries of Ford. The consolidated subsidiaries include dealerships

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 4.	FINANCE RECEIVABLES — Continued

that are partially owned by Ford and consolidated as VIEs and also certain overseas affiliates. The associated vehicles that are being financed by us are reported as inventory on Ford’s balance sheet.

(b)	At December 31, 2006 and 2005, includes finance receivables of $56.5 billion and $44.7 billion, respectively, that have been sold for legal purposes in securitizations that do not satisfy the requirements for accounting sale treatment. These receivables are available only for payment of the debt or other obligations issued or arising in the securitization transactions; they are not available to pay our other obligations or the claims of our other creditors.

(c)	At December 31, 2006 and 2005, excludes $4.5 billion and $5.2 billion, respectively, of certain receivables (primarily direct financing leases) that are not financial instruments.

The fair value of finance receivables is generally calculated by discounting future cash flows using an estimated discount rate that reflects the current credit, interest rate and prepayment risks associated with similar types of instruments. For finance receivables with short maturities (generally three months or less), the book value approximates fair value.

At December 31, 2006, finance receivables included $1.8 billion owed by the three customers with the largest receivables balances.

Scheduled maturities of total finance receivables outstanding at December 31, 2006, net of unearned income, were as follows:

	Due in Year Ending December 31,			Due After
	2007	2008	2009	2009	Total
	(in millions)

Retail	$32,143	$19,391	$11,621	$8,192	$71,347
Wholesale	34,604	623	—	—	35,227
Other	2,061	277	347	1,130	3,815

Total	$68,808	$20,291	$11,968	$9,322	$110,389

Prepayment may cause actual maturities to differ from scheduled maturities. The above table, therefore, is not to be regarded as a forecast of future cash collections.

The aggregate finance receivables balances related to accounts past due more than 60 days at December 31 were as follows:

	2006	2005
	(in millions)

Retail	$405	$487
Wholesale	140	148
Other	8	13

Total	$553	$648

Investments in direct financing leases, which are included in retail finance receivables, were as follows at December 31:

	2006	2005
	(in millions)

Minimum lease rentals to be received, including origination costs	$2,577	$3,232
Estimated residual values	2,384	2,417
Less: Unearned income	(425)	(475)
Less: Allowance for credit losses	(46)	(56)

Net investment in direct financing leases	$4,490	$5,118

Future minimum rentals from direct financing leases for each of the five succeeding years are as follows (in millions): 2007 — $1,139; 2008 — $696; 2009 — $479; 2010 — $232; 2011 — $31.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 5.	NET INVESTMENT IN OPERATING LEASES

Net investment in operating leases at December 31 was as follows:

	2006	2005
	(in millions)

Vehicles, at cost, including initial direct costs	$33,012	$28,460
Less: Accumulated depreciation	(6,947)	(6,053)
Less: Allowance for credit losses	(126)	(194)

Net investment in operating leases (a)	$25,939	$22,213

(a)	At December 31, 2006 and 2005, includes net investment in operating leases of $17.3 billion and $6.5 billion, respectively, that have been included in securitizations that do not satisfy the requirements for accounting sale treatment. These net investment in operating leases are available only for payment of the debt or other obligations issued or arising in the securitization transactions; they are not available to pay our other obligations or the claims of our other creditors.

Future minimum rentals on operating leases are as follows (in millions): 2007 — $3,651; 2008 — $3,469; 2009 — $1,664; 2010 — $363; 2011 — $6.

NOTE 6.	ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of the allowance for credit losses related to finance receivables and operating leases for the years ended December 31:

	2006	2005	2004
	(in millions)

Balance, beginning of year	$1,586	$2,434	$2,923
Provision for credit losses	95	166	900
Deductions
Charge-offs before recoveries	993	1,183	1,804
Recoveries	(470)	(477)	(477)

Net charge-offs	523	706	1,327
Other changes, principally amounts related to finance receivables sold and translation adjustments	48	308	62

Net deductions	571	1,014	1,389

Balance, end of year	$1,110	$1,586	$2,434

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 7.	SALES OF RECEIVABLES

Servicing Portfolio

We retain servicing rights for receivables sold in off-balance sheet securitization and whole-loan sale transactions. The servicing portfolio is summarized in the following table for the years ended December 31:

	Retail	Wholesale	Total
	(in millions)

Servicing portfolio at December 31, 2004	$20,669	$18,904	$39,573
2005 activity
Receivables sales	18,138	1,561	19,699
Collections and re-acquired receivables	(17,886)	(20,465)	(38,351)

Servicing portfolio at December 31, 2005	20,921	—	20,921
2006 activity
Receivables sales	5,531	—	5,531
Collections and re-acquired receivables	(12,218)	—	(12,218)

Servicing portfolio at December 31, 2006	$14,234	$—	$14,234

During the fourth quarter of 2005, we consolidated our off-balance sheet wholesale securitization program as a result of certain changes authorized in accordance with the transaction documents. The accounting consolidation did not have an impact on our earnings, credit facilities, unsecured debt programs or other securitization programs. This transaction was primarily non-cash and increased receivables by $17.9 billion and debt by $15.8 billion upon consolidation.

Retained Interest in Securitized Assets

Components of retained interest in off-balance sheet securitized assets at December 31 included the following:

	2006	2005
	(in millions)

Residual interest in securitization transactions	$709	$1,094
Restricted cash held for benefit of securitization investors	204	199
Subordinated securities	77	127

Retained interest in securitized assets	$990	$1,420

Investments in subordinated securities and restricted cash are senior to the residual interest in securitization transactions. Retained interests are recorded at fair value. The fair value of subordinated securities are valued based on secondary market trading prices, if available, or by utilizing a discounted cash flow method with current market rates. In determining the fair value of residual interest in securitization transactions, we discount the present value of the projected cash flows retained at the transaction discount rate.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 7.	SALES OF RECEIVABLES — Continued

Investment and Other Income

The following table summarizes the activity related to off-balance sheet sales of receivables reported in Investment and other income related to sales of receivables for the years ended December 31:

	2006	2005	2004
	(in millions)

Servicing fees	$198	$376	$372
Interest income on retained interests	32	327	588
Net gain on sale of receivables	88	87	160
Income on residual interests and other	350	723	815

Investment and other income related to sales of receivables	$668	$1,513	$1,935

For the year ended December 31, 2006, we utilized certain point-of-sale assumptions to value the residual interest in our retail transactions, which included a discount rate of 11.0%, prepayment speeds of 0.9% to 1.5% (which represent expected payments earlier than scheduled maturity dates) and credit losses of 0.1% to 2.3% over the life of sold receivables. The weighted-average life of the underlying assets was 45.8 months. For the year ended December 31, 2005, point-of-sale assumptions in our retail transactions included discount rates of 11.0%, prepayment speeds of 0.9% to 1.5% and credit losses of 0.1% to 2.3% over the life of sold receivables. For the year ended December 31, 2005, the weighted-average life of the underlying assets was 51.9 months.

Cash Flow

The following table summarizes the cash flow movements between the transferees and us in our off-balance sheet sales of receivables for the years ended December 31:

	2006	2005	2004
	(in millions)

Proceeds from sales of receivables and retained interests
Proceeds from sales of retail receivables	$4,863	$15,549	$4,795
Proceeds from interest in sold wholesale receivables	—	3,739	3,957
Proceeds from revolving-period securitizations	217	1,349	1,567
Proceeds from sale of retained notes — retail	40	298	—

Total	$5,120	$20,935	$10,319

Cash flows related to net change in retained interest
Interest in sold wholesale receivables	$—	$2,684	$(1,831)
Interest in sold retail receivables	672	708	1,457

Total	$672	$3,392	$(374)

Servicing fees
Retail	$198	$260	$260
Wholesale	—	116	112

Total	$198	$376	$372

Other cash flows received on retained interests (which are reflected in securitization income)
Wholesale	$—	$507	$802
Retail	115	276	356

Total	$115	$783	$1,158

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 7.	SALES OF RECEIVABLES — Continued

We repurchased $36 million, $43 million, and $143 million of receivables in 2006, 2005 and 2004, respectively, relating to off-balance sheet sales of receivables due to receivable contract modifications or breach of initial eligibility criteria representations.

Other Disclosures

The following table summarizes key assumptions used at December 31, 2006 in estimating cash flows from off-balance sheet sales of retail receivables and the corresponding sensitivity of the current fair values to 10% and 20% adverse changes:

	2006
		Impact on Fair Value Based
	Assumption	on Adverse Change
	Percentage	10% Change	20% Change
	(annual rate)	(in millions)

Cash flow discount rate	12.5%	$(11)	$(21)
Estimated net credit loss rate	0.2% - 2.1%	(11)	(22)
Prepayment speed	0.7% - 1.7%	(2)	(3)

The effect of a variation in a particular assumption on the fair value of residual interest in securitization transactions was calculated without changing any other assumptions and changes in one factor may result in changes in another.

Outstanding delinquencies over 30 days related to the off-balance sheet securitized portfolio were $208 million and $386 million at December 31, 2006 and 2005, respectively. Credit losses, net of recoveries, were $84 million and $127 million for the years ended December 31, 2006 and 2005, respectively. Expected static pool credit losses related to outstanding securitized retail receivables were 1.2% at December 31, 2006. To calculate the static pool credit losses, actual and projected future credit losses are added together and divided by the original balance of each pool of assets.

On-Balance Sheet Securitizations

At December 31, 2006 and 2005, finance receivables of $56.5 billion and $44.7 billion, respectively, have been sold for legal purposes in securitizations that do not satisfy the requirements for accounting sale treatment. In addition, at December 31, 2006 and 2005, net investment in operating leases of $17.3 billion and $6.5 billion, respectively, have been included in securitizations that do not satisfy the requirements for accounting sale treatment. These receivables and net investment in operating leases are available only for payment of the debt or other obligations issued or arising in the securitization transactions. At December 31, 2006 and 2005, associated debt of $59.6 billion and $39.8 billion, respectively, is reported on our balance sheet for financial statement reporting purposes. This debt includes long-term and short-term asset-backed debt that is payable only out of collections on the underlying securitized assets and related enhancements. The cash balances to be used only to support the on-balance sheet securitizations at December 31, 2006 and 2005, were approximately $3.7 billion and $2.3 billion, respectively. These assets and liabilities are generally held by VIEs of which we are the primary beneficiary.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 8.	VARIABLE INTEREST ENTITIES

We consolidate VIEs in which we are the primary beneficiary in the entity. We use SPEs that are considered VIEs for most of our on-balance sheet securitizations. The liabilities recognized as a result of consolidating these VIEs do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets. Reflected in our December 31, 2006 balance sheet are $71.6 billion of consolidated VIE assets, consisting of $3.7 billion in cash and cash equivalents and $67.9 billion of receivables and beneficial interests in net investment in operating leases.

We have investments in certain joint ventures deemed to be VIEs of which we are not the primary beneficiary. The risks and rewards associated with our interests in these entities are based primarily on ownership percentages. Our maximum exposure (approximately $182 million at December 31, 2006) to any potential losses associated with these VIEs is limited to our equity investments and, where applicable, receivables due from the VIEs.

In addition, we sell finance receivables to bank-sponsored asset-backed commercial paper issuers that are SPEs of the sponsor bank. We are not the primary beneficiary of these SPEs. The outstanding balance of finance receivables that have been sold by us to these SPEs was approximately $5.2 billion and $5.7 billion at December 31, 2006 and 2005, respectively.

NOTE 9.	OTHER ASSETS AND OTHER LIABILITIES AND DEFERRED INCOME

Other assets at December 31 were as follows:

	2006	2005
	(in millions)

Accrued interest, rents and other non-finance receivables	$1,676	$1,777
Deferred charges including unamortized dealer commissions	918	887
Investment in used vehicles held for resale, at net realizable value	692	1,060
Prepaid reinsurance premiums and other reinsurance receivables	700	1,025
Collateral held for resale, at net realizable value	556	567
Property and equipment, net of accumulated depreciation of $385 in 2006 and $327 in 2005	264	323
Other	946	724

Total other assets	$5,752	$6,363

Other liabilities and deferred income at December 31 were as follows:

	2006	2005
	(in millions)

Interest payable	$1,463	$1,616
Deferred income	517	471
Unearned insurance premiums	800	1,120
Other	808	1,548

Total other liabilities and deferred income	$3,588	$4,755

During 2006, liabilities for retirement related costs at December 31, 2005 of approximately $750 million were either settled or transferred to Accounts payable-Affiliated companies. For additional information see Transactions with affiliated companies, Note 15.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 10.	DEBT AND CREDIT FACILITIES

Debt

At December 31, debt was as follows:

	Interest Rates
	Average			Weighted-
	Contractual (a)			Average (b)
	2006	2005		2006	2005	2006	2005
						(in millions)

Short-term debt
Asset-backed commercial paper (c)	5.5%	4.3%				$16,480	$21,736
Other asset-backed short-term debt (c)	5.7%	N/	A			1,197	—
Ford Interest Advantage (d)	6.1%	4.9%				5,611	6,719
Unsecured commercial paper	5.9%	4.8%				400	1,041
Other short-term debt (e)	5.8%	5.8%				2,142	2,325

Total short-term debt	5.6%	4.6%		5.8%	5.0%	25,830	31,821

Long-term debt
Senior indebtedness
Notes payable within one year						17,256	21,049
Notes payable after one year (f)						54,874	62,614
Unamortized discount						(103)	(62)
Asset-backed debt (c)
Notes payable within one year						17,330	5,357
Notes payable after one year						24,553	12,667

Total long-term debt (g)	6.1%	5.9%		5.9%	5.1%	113,910	101,625

Total debt	6.0%	5.6%		5.9%	5.1%	$139,740	$133,446

Estimated fair value of debt
Net short-term debt subject to fair value						$25,830	$31,821
Short-term debt fair value						25,830	$31,821
Net long-term debt subject to fair value (h)						113,746	101,104
Long-term debt fair value						115,506	97,884
Total estimated fair value of debt						141,336	129,705
Interest rate characteristics of debt
payable after one year (i)
Fixed interest rates						$49,243	$54,250
Variable interest rates (generally based on LIBOR or other short-term rates)						30,081	20,969

Total payable after one year						$79,324	$75,219

(a) Fourth quarter average contractual rates exclude the effects of interest rate swap agreements and facility fees.

(b) Fourth quarter weighted-average rates include the effects of interest rate swap agreements and facility fees.

(c)	Obligations issued or arising in securitizations that are payable only out of collections on the underlying securitized assets and related enhancements.

(d)	The Ford Interest Advantage program consists of our floating rate demand notes.

(e)	Includes $27 million and $52 million with affiliated companies at December 31, 2006 and 2005, respectively.

(f)	Includes $150 million and $126 million with affiliated companies at December 31, 2006 and 2005, respectively.

(g)	Average contractual and weighted-average interest rates for total long-term debt reflect the rates for both notes payable within one year and notes payable after one year.

(h)	Represents the par value of debt at December 31, 2006 and 2005, respectively.

(i)	Excludes the effect of interest rate swap agreements.

Debt consists of short-term and long-term unsecured and asset-backed debt, placed directly by us or through securities dealers or underwriters, and bank borrowings. We consider any debt with an

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 10.	DEBT AND CREDIT FACILITIES — Continued

original maturity of 12 months or less to be short-term debt. We have commercial paper programs in the United States, Europe, and other international markets, and asset-backed commercial paper programs in the United States, with sales mostly to qualified institutional investors. We also obtain short-term funding from the sale of demand notes to retail investors through our floating rate demand notes program. Some of our asset-backed securitization programs issue short-term debt securities that are sold by underwriters to institutional investors. Bank borrowings by several of our international affiliates in the ordinary course of business are an additional source of short-term funding.

We obtain long-term debt funding through the issuance of a variety of debt securities in the United States and international capital markets. Long-term debt is debt with an original maturity of more than 12 months and can be either unsecured or asset-backed debt. We also sponsor a number of asset-backed securitization programs that issue long-term debt securities that are sold to institutional investors in the United States and international capital markets.

The nominal interest rate for our floating rate demand notes issued and offered by us under our Ford Interest Advantage Program ranged from 5.8% to 6.1% as of December 31, 2006 depending on the amount invested.

Our overall weighted-average effective interest rate (borrowing cost), including the effect of interest rate swap agreements, was 5.5% and 4.5% for full year 2006 and 2005, respectively.

The average of the remaining maturities of our secured and unsecured commercial paper was 51 days at December 31, 2006 and 45 days at December 31, 2005 for our United States and Europe programs. Long-term debt matures at various dates through 2078 (about $1.4 billion matures between 2031 and 2078). Maturities are as follows (in millions): 2007 — $34,586; 2008 — $24,565; 2009 — $21,098; 2010 — $9,264; 2011 — $13,321; thereafter — $11,076. Certain of these obligations are denominated in currencies other than the currency of the issuing country. Foreign currency swap and forward agreements are used to hedge exposure to manage changes in exchange rates of these obligations.

The fair value of debt is estimated based upon either quoted market prices or current rates for similar debt with the same remaining maturities or discounted cash flow methods with current rates. For short-term debt, the book value approximates fair value because of the short maturities of these instruments.

Credit Facilities

At December 31, 2006, we and our majority-owned subsidiaries had $3.8 billion of contractually committed credit facilities with financial institutions, of which $2.6 billion were available for use. Of the lines available for use, 26% (or $700 million) are committed through June 30, 2010 and the remainder are committed for a shorter period of time. Of the $3.8 billion, about $1.1 billion constitute Ford Credit facilities ($700 million global and $400 million non-global) and $2.7 billion are FCE facilities ($2.6 billion global and $100 million non-global). Our global credit facilities may be used, at our option, by any of our direct or indirect majority-owned subsidiaries. We or FCE, as the case may be, will guarantee any such borrowings. All of the global credit facilities have substantially identical contract terms (other than commitment amounts) and are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements) and credit rating triggers that could limit our ability to obtain funding.

Additionally, at December 31, 2006, banks provided $18.9 billion of contractually committed liquidity facilities exclusively to support our two on-balance sheet asset-backed commercial paper

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 10.	DEBT AND CREDIT FACILITIES — Continued

programs; $18.6 billion supported our retail securitization program (“FCAR”) and $300 million supported our Motown Notessm wholesale securitization program (“Motown Notes”). Of the contractually committed liquidity facilities, 45% (or $8.6 billion) are committed through June 30, 2011. The FCAR and Motown Notes programs must be supported by liquidity facilities equal to at least 100% and 5%, respectively, of their outstanding balance. At December 31, 2006, $18.1 billion of FCAR’s bank liquidity facilities were available to support FCAR’s asset-backed commercial paper or subordinated debt. The remaining $500 million of available credit lines could be accessed for additional funding if FCAR issued additional subordinated debt. Utilization of these facilities is subject to conditions specific to each program and our having a sufficient amount of securitizable assets. At December 31, 2006, the outstanding balances were $13.6 billion for the FCAR program and $3.0 billion for the Motown Notes program.

Committed Liquidity Programs

We have entered into agreements with a number of bank-sponsored asset-backed commercial paper conduits (“conduits”) and other financial institutions pursuant to which such parties are contractually committed, at our option, to purchase from us eligible retail or wholesale assets or to make advances under asset-backed securities backed by wholesale assets for proceeds of up to $29.1 billion ($16.9 billion retail and $12.2 billion wholesale). These committed liquidity programs have varying maturity dates, with $20.8 billion having an original term of 364 days, and the balance having maturities between 2008 and 2011. Our ability to obtain funding under these programs is subject to having a sufficient amount of assets eligible for these programs. At December 31, 2006, $9.7 billion of these commitments were in use. These programs are free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements) and credit rating triggers that could limit our ability to obtain funding. However, the unused portion of these commitments may be terminated if the performance of the underlying assets deteriorates beyond specified levels.

In addition, we have a multi-year committed liquidity program for the purchase of up to $6 billion of unrated asset-backed securities that at our option can be supported with various retail, wholesale, or lease assets. Our ability to obtain funding under this program is subject to it having a sufficient amount of assets available to issue the securities. This program is also free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements), and credit rating triggers that could limit our ability to obtain funding. Through December 31, 2006, we had utilized $2.8 billion. The program was increased from $4 billion to $6 billion as of January 1, 2007.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 11.	INCOME TAXES

Ford’s consolidated United States federal and state income tax returns include certain of our domestic subsidiaries and us. In accordance with our intercompany tax sharing agreement with Ford, the United States income tax liabilities or credits are allocated to us generally on a separate return basis. The Provision for income taxes for the years ended December 31 was estimated as follows:

	2006	2005	2004
	(in millions)

Current
United States federal	$2,822	$—	$—
Foreign	289	206	136
State and local	(21)	(24)	6

Total current	3,090	182	142
Deferred
United States federal	(2,412)	626	1,027
Foreign	(24)	161	157
State and local	16	90	45

Total deferred	(2,420)	877	1,229

Provision for income taxes	$670	$1,059	$1,371

A reconciliation of the Provision for income taxes with the United States statutory tax rate as a percentage of income before income taxes, excluding equity in net income of affiliated companies, minority interest in net income of a joint venture, and discontinued operations, is shown below for the years ended December 31:

	2006	2005	2004

Statutory tax rate	35.0%	35.0%	35.0%
Effect of (in percentage points):
State and local income taxes	(0.2)	1.4	1.5
Investment income not subject to tax or subject to tax at reduced rates	(0.1)	(0.1)	(0.1)
Other	(0.4)	(0.1)	0.6

Effective tax rate	34.3%	36.2%	37.0%

Deferred tax assets and liabilities reflect the estimated tax effect of accumulated temporary differences between assets and liabilities for financial reporting purposes and those amounts as

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 11.	INCOME TAXES — Continued

measured by tax laws and regulations. The components of deferred tax assets and liabilities at December 31 were as follows:

	2006	2005
	(in millions)

Deferred tax assets
Provision for credit losses	$1,681	$1,749
Net operating losses and foreign tax credits	992	1,095
Alternative minimum tax	301	310
Employee benefit plans	278	260
Other	426	324

Total deferred tax assets	3,678	3,738

Deferred tax liabilities
Leasing transactions	7,447	7,736
Finance receivables	824	2,839
Sales of receivables	714	1,214
Other	1,315	1,118

Total deferred tax liabilities	10,300	12,907

Net deferred income tax liability	$6,622	$9,169

We have an intercompany tax sharing agreement with Ford. Under this agreement, United States income tax liabilities or credits are allocated to us, generally on a separate return basis. In this regard, the deferred tax assets related to net operating losses, foreign tax credits, and alternative minimum tax represent amounts primarily due from Ford. Under our tax sharing agreement with Ford, we are generally paid for these assets at the earlier of our use on a separate return basis or their expiration.

During the fourth quarter, we agreed to settle with Ford certain federal net tax deficiencies related to the tax years ended 1995 to 2003. As a result, we have recorded a $2.5 billion payable to Ford and net deferred tax liabilities have declined by $2.5 billion.

NOTE 12.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to interest rate changes and foreign currency exchange rate fluctuations in the normal course of business. As part of our risk management strategy we use various derivatives, including interest rate swaps, cross currency swaps and forward contracts to mitigate our risk exposure to interest rates, currency exchange rates, and net investments in foreign operations. Our interest rate risk management objective is to maximize our economic value while limiting the effect of changes in interest rates. We achieve this objective by setting an established risk tolerance range and staying within the tolerance through our risk management process. We adhere to a strict risk management policy that is reviewed on a regular basis by our management. We do not engage in any speculative activities in the derivative markets.

The use of derivatives to manage market risk results in counterparty risk, the risk of a counterparty defaulting on a derivative contract. We establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification. We enter into master netting agreements with counterparties that usually allow for netting of certain exposures. Substantially all of our counterparty exposures are with counterparties that have long-term credit ratings of single-A or better. The aggregate fair value of derivative instruments in asset positions on December 31, 2006 is approximately $2 billion, and represents the maximum loss that would be recognized at December 31, 2006 if all counterparties failed to perform as contracted.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 12.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES — Continued

Nature of Exposure

Currency Exchange Rate Risk

We face exposure to currency exchange rate fluctuations if a mismatch exists between the currency of our receivables and the currency of the debt funding those receivables. When possible, we fund receivables with debt in the same currency, minimizing exposure to exchange rate movements. When funding is in a different currency, we execute the following foreign currency derivatives to convert substantially all of our foreign currency debt obligations to the currency of the receivables:

•	Cross-currency swap — an agreement to convert non-U.S. dollar long-term debt to U.S. dollar denominated payments or non-local market debt to local market debt for our international affiliates; or

•	Foreign currency forward — an agreement to buy or sell an amount of funds in an agreed currency at a certain time in the future for a certain price.

Interest Rate Risk

Re-pricing risk arises when assets and the related debt have different re-pricing periods and, consequently, respond differently to changes in interest rates. We use interest rate swaps in our interest rate risk management process to better match the repricing characteristics of our interest-sensitive assets and liabilities based on our established tolerances.

•	Interest rate swap — an agreement to convert fixed-rate interest payments to floating or floating-rate interest payments to fixed.

Net Investment in Foreign Operations

We use foreign currency forward exchange contracts and options to hedge the net assets of certain foreign entities to offset the translation and economic exposures related to our investment in these entities.

Hedge Accounting Designations

We have elected to apply hedge accounting to certain derivatives. Derivatives that receive designated hedge accounting treatment are documented and the relationships are evaluated for effectiveness at the time they are designated as well as throughout the hedge period. Some derivatives do not qualify for hedge accounting; for others, we elect not to apply hedge accounting. For both of these, the mark to fair value is reported currently through earnings. Regardless of hedge accounting treatment, we only enter into transactions with a high correlation with the underlying risk.

Fair Value Hedges

We use certain derivatives to reduce the risk of changes in the fair value of liabilities. For example, we may issue an interest rate swap in which we receive a fixed rate of interest and pay a variable rate of interest to substantially offset the change in fair value of a fixed-rate borrowing. If the hedge relationship is deemed to be highly effective, we record the changes in the fair value hedged item related to the risk being hedged along with the change in fair value of the related derivative in Other income. When we terminate an interest rate swap before maturity, the fair value adjustment to

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 12.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES — Continued

the hedged item continues to be reported as part of the basis of the item and is amortized over its remaining life.

We designate certain receive-fixed, pay-float interest rate swaps as hedges of existing fixed-rate debt. The risk being hedged is the risk of changes in the fair value of the hedged item attributable to changes in the benchmark interest rate. For certain interest rate swaps we use the dollar-offset method to assess hedge effectiveness. Hedge ineffectiveness is the difference between the change in fair value of the entire derivative instrument and the change in fair value of the hedged item. Ineffectiveness is recorded directly in earnings. The notional balances for these highly effective interest rate swaps were $1 billion, $2 billion, and $13 billion at December 31, 2006, 2005 and 2004, respectively. Other interest rate swaps meet the specific criteria to assume no ineffectiveness in the hedge relationship. These interest rate swaps had notional balances of $0, $4 billion, and $5 billion at December 31, 2006, 2005 and 2004, respectively.

Cash Flow Hedges

We have used certain derivatives to reduce the risk of the variability of expected future cash flows. Variability may arise from changes in interest rates or foreign currency exchange rates. For example, if we borrowed at a variable interest rate and had fixed-rate assets, we may have entered into an interest rate swap to pay a fixed rate of interest to a counterparty who would have paid us a floating rate of interest. We applied regression analysis to assess the effectiveness of the hedge. Where the regression analysis showed there was a high correlation between the floating interest rate index of the derivative and the floating interest rate index of the hedged item, the hedge relationship was deemed to be highly effective.

We designated certain receive-float, pay-fixed interest rate swaps as hedges of existing floating rate debt. The risk being hedged was the risk of changes in the cash flows of the hedged item attributable to changes in the benchmark interest rate. We used the change in variable cash flows method to measure hedge ineffectiveness, which was the difference between the change in the fair value of the float leg of the swap and the change in fair value of the hedged item. Hedge ineffectiveness was recorded directly in earnings. We had notional balances of $0, $0, and $18 billion in receive-float, pay-fixed interest rates swaps classified as cash flow hedges at December 31, 2006, 2005 and 2004, respectively.

For derivatives designated as cash flow hedges, we recorded the changes in their fair value, net of the tax effect, in Accumulated other comprehensive income, a component of Stockholder’s equity.  We then reclassify these amounts into earnings in the same period(s) in which the hedged transaction affects earnings. We expect to reclassify gains of approximately $18 million ($12 million after tax) from Stockholder’s equity to Net income during the next twelve months.

Net Investment Hedges

We have used foreign currency forward exchange contracts and options to hedge the net assets of certain foreign entities to offset the translation and economic exposures related to our investment in these entities. We assessed effectiveness based upon a comparison of the hedge with the beginning balance of the net investment level hedged, with subsequent quarterly tests based upon changes in spot rates to determine the effective portion of the hedge. We had notional balances of $0, $0, and $2 billion in foreign currency forwards and foreign currency options classified as net investment hedges at December 31, 2006, 2005 and 2004, respectively. Changes in the value of these derivative

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 12.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES — Continued

instruments, excluding the ineffective portion of the hedge which was recorded in earnings, were included in Accumulated other comprehensive income as a foreign currency translation adjustment.

Derivatives not Designated as Hedging Instruments

We have elected not to apply hedge accounting to a majority of our derivatives. In addition, some of our derivatives do not qualify for hedge accounting. We report changes in the fair value of these derivatives through Other income. The earnings impact primarily relates to interest rate swaps, which are included in evaluating our overall risk management objective, and revaluation of foreign currency derivatives, which are offset by the revaluation of foreign denominated debt. The notional amount of derivatives not designated for hedge accounting was $158 billion, $144 billion and $126 billion at December 31, 2006, 2005 and 2004, respectively.

Income Statement Effect of Derivative Instruments

The following table summarizes the estimated pre-tax gain (loss) for each type of hedge designation discussed above, for the years ended December 31 (in millions):

				Income Statement
	2006	2005	2004	Classification

Fair value hedges
Ineffectiveness	$11	$(1)	$10	Other income
Net interest settlements and accruals excluded from the assessment of hedge effectiveness	19	257	628	Interest expense
Foreign exchange revaluation adjustments excluded from the assessment of hedge effectiveness (a)(b)	160	(350)	368	Other income
Cash flow hedges
Ineffectiveness	0	(8)	(8)	Other income
Net interest settlements and accruals excluded from the assessment of hedge effectiveness	0	(45)	(431)	Interest expense
Net investment hedges
Ineffectiveness	0	(13)	(29)	Other income
Derivatives not designated as hedging instruments
Interest rate swaps	(179)	(231)	775	Other income
Foreign currency swaps and forward contracts (b)	(151)	(1,301)	322	Other income
Other	1	0	0	Other income

(a)	Amount represents the portion of the derivative’s fair value attributable to the change in foreign currency exchange rates.

(b)	Gains/(losses) related to foreign currency derivatives were substantially offset by net revaluation impacts on foreign denominated debt, which were also recorded in other income.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 12.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES — Continued

Balance Sheet Effect of Derivative Instruments

The following table summarizes the estimated fair value of our derivative financial instruments at December 31, taking into consideration the effects of legally enforceable netting agreements, which allow us to settle positive and negative positions with the same counterparty on a net basis:

	2006			2005
		Fair	Fair		Fair	Fair
		Value	Value		Value	Value
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	(in billions)	(in millions)		(in billions)	(in millions)

Fair value hedges	$1	$111	$1	$6	$314	$90
Derivatives not designated as hedging instruments (a)	158	2,334	936	144	2,438	795
Impact of netting agreements	—	(641)	(641)	—	(205)	(205)

Total derivative financial instruments	$159	$1,804	$296	$150	$2,547	$680

(a)	Includes internal forward contracts between Ford Credit and an affiliated company.

NOTE 13.	DISPOSITIONS AND OTHER ACTIONS

Dispositions

Consistent with our strategy to focus on our core business, we completed the disposition of the operations referenced below during 2004 through 2006. We reported these operations as discontinued for all periods shown.

During the fourth quarter of 2004, we committed to a plan to sell Triad Financial Corporation, our operation in the United States that specialized in automobile retail installment sales contracts with borrowers who generally would not be expected to qualify, based on their credit worthiness, for traditional financing sources such as those provided by commercial banks or automobile manufacturers’ affiliated finance companies. During the second quarter of 2005, we completed the sale of this business and recognized a $4 million after-tax gain on disposal of discontinued operations.

In 2004, we completed the sale of AMI Leasing and Fleet Management Services, our operation in the United States that offered full service car and truck leasing.

Operating results of our discontinued operations for the years ended December 31 are as follows:

	2006	2005	2004
	(in millions)

Total financing margin and other revenue	$—	$118	$395

Income before income taxes	$—	$59	$138
Less: Provision for income taxes	—	22	57

Income from discontinued operations	$—	$37	$81

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 13.	DISPOSITIONS AND OTHER ACTIONS — Continued

Sales Branch Integration

In 2004, we announced a plan to create an integrated sales platform in the United States and Canada over the next two years. The plan included the consolidation of regional sales offices and an integration of branch locations. We recognized pre-tax charges of $56 million as of December 31, 2006, including $4 million, $41 million and $11 million in 2006, 2005 and 2004, respectively. The costs associated with the sales branch integration are primarily related to employee separations and facility lease breakages and were charged to Operating expenses. The integration was completed in 2006.

The table below summarizes the pre-tax charge incurred, the related liability at December 31, 2006 and the estimated total costs for the sales branch integration:

	2006	2005	2004
	(in millions)

Liability at the beginning of the year	$15	$10	$—
Accrued during the year	4	41	11
Paid during the year	(16)	(36)	(1)

Liability at the end of the year	$3	$15	$10

Business Restructuring

In 2006, FCE announced a plan to restructure its business in Germany that supports the sales activities of automotive financial services of Ford, Jaguar, Land Rover and Mazda vehicles. The plan includes the consolidation of branches into district offices; these actions are expected to reduce ongoing costs. We recognized pre-tax charges of $30 million in 2006. The costs associated with the business restructuring are primarily related to employee separations and were charged to Operating expenses. The restructuring will be completed in 2007.

The table below summarizes the pre-tax charges incurred, the related liability at December 31, 2006, and the estimated total costs for the business restructuring:

2006
(in millions)

Liability at December 31, 2005	$—
Accrued in 2006	30
Paid in 2006	—

Liability at December 31, 2006	$30

Estimated total costs	$30

Employee Separation Actions

In 2006, we announced plans to consolidate and centralize most of our originations and servicing operations in the United States to reduce costs, including salaried reductions, and improve process efficiencies. Most related salaried reductions are expected to be completed by the end of 2007 and will be achieved through attrition, early retirements, voluntary separations, and if necessary, involuntary separations. In 2006 and 2005, we announced various separation programs for North American and International salaried employees in connection with reorganization and efficiency actions. The cost of the salary voluntary employee separation actions are recorded at the time of the employees’ acceptance unless the acceptance needs explicit approval by Ford Credit. Conditional voluntary separations are accrued for when all the conditions are satisfied. Involuntary separation programs are accrued for when management has approved the program and the affected employees

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 13.	DISPOSITIONS AND OTHER ACTIONS — Continued

are identified. We recognized pre-tax charges of $9 million and $36 million in 2006 and 2005, respectively, as a result of these actions (excluding costs for retirement plan and postretirement health care and life insurance benefits).

Asset Impairment

During the fourth quarter of 2004, management approved a strategy to restructure certain unconsolidated investments in the Asia-Pacific region. As a result, income from continuing operations before income taxes included an asset impairment charge of $40 million.

NOTE 14.	RETIREMENT BENEFITS AND STOCK OPTIONS

We are a participating employer in certain retirement, postretirement health care and life insurance and stock option plans that are sponsored by Ford. As described below, Ford allocates costs to us based on the total number of participating or eligible employees at Ford Credit. Further information about these sponsored plans is available in Ford’s Annual Report on Form 10-K for the year ended December 31, 2006, filed separately with the Securities and Exchange Commission (“SEC”).

Employee Retirement Plans

We are a participating employer in certain Ford-sponsored retirement plans and costs are allocated to us based on the total number of participating employees at Ford Credit. Benefits under the plans are generally based on an employee’s length of service, salary and contributions. The allocation amount can be impacted by key assumptions (for example, discount rate, expected return on plan assets and average rate of increase in compensation) that Ford uses in determining its retirement plan obligations.

Retirement plan costs allocated to Ford Credit for our employees in the United States participating in the Ford-sponsored plans was $54 million, $29 million and $18 million in 2006, 2005 and 2004, respectively. The amount for 2006 included costs related to the employee separation actions described in Note 13. The allocated cost for 2006, which was charged to Operating expenses, was equivalent to approximately 12% of Ford’s total U.S. salaried retirement plan cost.

Postretirement Health Care and Life Insurance Benefits

Postretirement health care benefits are provided under certain Ford plans, which provide benefits to retired salaried employees primarily in the United States. Our employees generally may become eligible for these benefits if they retire while working for us; however, benefits and eligibility rules may be modified from time to time.

Postretirement health care and life insurance costs assigned to Ford Credit for our employees in the United States participating in the Ford-sponsored plans were $(21) million, $46 million and $35 million in 2006, 2005 and 2004, respectively. The amount for 2006 included costs related to the employee separation actions described in Note 13. The allocated cost for 2006, which was a reduction to Operating expenses, was equivalent to approximately 10% of Ford’s total U.S. salaried postretirement health care and life insurance benefits cost.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 14.	RETIREMENT BENEFITS AND STOCK OPTIONS — Continued

Stock Options

Certain of our employees have been granted stock options under Ford’s Long-term Incentive Plans. Costs of these stock option plans are allocated to us based on the total number of employees at Ford Credit that are eligible for stock options.

Employee stock option expense allocated to Ford Credit for our employees participating in the Ford-sponsored plans was $5 million, $8 million and $8 million in 2006, 2005 and 2004, respectively. The allocated expense for 2006, which was charged to Operating expenses, was equivalent to approximately 6% of Ford’s total stock option expense.

NOTE 15.	TRANSACTIONS WITH AFFILIATED COMPANIES

Transactions with Ford and affiliated companies occur in the ordinary course of business. We have a profit maintenance agreement with Ford that requires Ford to maintain our consolidated Income from continuing operations before income taxes and Net income at specified minimum levels; no payments were made under this agreement during 2004 through 2006. In addition, we entered into an Amended and Restated Agreement with Ford dated December 12, 2006 relating to our set-off arrangements and long-standing business practices with Ford, a copy of which was included in our Form 8-K dated the same date.

Income Statement

The income statement effects for the years ended December 31 of transactions with affiliated companies were as follows (reductions to Income from continuing operations before income taxes are presented as negative amounts):

	2006	2005	2004
	(in millions)

Interest supplements and other support costs earned from Ford and affiliated companies (a)	$3,487	$3,259	$3,360
Earned insurance premiums ceded to a Ford-owned affiliate	(400)	(550)	(590)
Residual value support earned from Ford and affiliated companies (b)	410	374	184
Payments to Ford for marketing support, advice and services (c)	(396)	(285)	(191)
Loss and loss adjustment expenses recovered from a Ford-owned affiliate	197	279	329
Interest expense on debt with Ford and affiliated companies	(23)	(30)	(26)
Interest income earned on receivables with Ford-owned dealers (d)	6	14	18
Interest income earned on notes receivables from Ford and affiliated companies	26	8	11
Interest (paid)/earned under tax sharing agreement with Ford (e)	(137)	—	81
Retirement benefits (f)	33	75	53

(a)	We charge Ford for interest supplements and other support costs as they are earned; these payments are recorded in Financing revenue.

(b)	An agreement with Ford provides for payments to us for residual value support on certain vehicle contracts; payments received from Ford are primarily included in Depreciation on vehicles subject to operating leases.

(c)	We receive technical and administrative advice and services from Ford and its affiliates, occupy office space furnished by Ford and its affiliates, utilize data processing facilities maintained by Ford and share in the costs of Ford’s fixed marketing. These costs are charged to Operating expenses.

(d)	Certain entities are reported as consolidated subsidiaries of Ford; revenue from providing financing to these entities is included in Financing revenue.

(e)	Under our intercompany tax sharing agreement with Ford, we earn interest on net tax assets and pay interest on net contingent tax liabilities. Interest earned by us under this agreement is included in Other income. Interest paid to Ford under this agreement is included in Interest expense.

(f)	In the United States, we are a participating employer in certain retirement, postretirement health care and life insurance plans that are sponsored by Ford. Ford allocates costs to us based on the total number of participating or eligible employees at Ford Credit. Refer to Note 14 for additional information.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 15.	TRANSACTIONS WITH AFFILIATED COMPANIES — Continued

Balance Sheet

The balance sheet effects at December 31 of transactions with affiliated companies were as follows:

	2006	2005
	(in millions)

Net finance receivables and operating leases
Receivables purchased from certain divisions and affiliates of Ford (a)	$3,904	$5,461
Finance receivables with Ford-owned entities (b)	1,888	1,603
Net investment in vehicles leased to Ford (c)	843	877
Other assets/(liabilities)
Notes and accounts receivables from Ford and affiliated companies	950	1,235
Accounts payables to Ford and affiliated companies (d)	(3,648)	(794)
Vehicles held for resale that were purchased from Ford and affiliated companies (e)	692	1,060
Income tax receivable from Ford (f)	827	770
Interest supplements due from Ford related to sold receivables (g)	316	444
Derivative (liability)/asset with Ford	(51)	7
Debt with Ford and affiliated companies	(177)	(178)

(a)	We purchase certain receivables generated by divisions and affiliates of Ford, primarily in connection with the delivery of vehicle inventories from Ford, the sale of parts and accessories by Ford to dealers, and the purchase of other receivables generated by Ford. These receivables are included in Net finance receivables and include the impact of consolidating our off-balance sheet wholesale securitization program in the fourth quarter of 2006. At December 31, 2006, approximately $690 million of these assets are subject to limited guarantees by Ford. In addition, at December 31, 2006, Ford guaranteed approximately $160 million of our finance receivables related to dealers.

(b)	Primarily wholesale receivables with entities that are reported as consolidated subsidiaries of Ford. The consolidated subsidiaries include dealerships that are partially owned by Ford and consolidated as VIEs and also certain overseas affiliates. These receivables are included in Net finance receivables.

(c)	We have entered into a sale-leaseback agreement with Ford primarily for vehicles that Ford leases to employees of Ford and its subsidiaries. The investment in these vehicles is included in Net investment in operating leases and is guaranteed by Ford.

(d)	At December 31, 2006, includes $2.5 billion transferred from deferred taxes and $513 million for post-retirement health care and life insurance benefits due to Ford.

(e)	We purchase from Ford and affiliated companies certain used vehicles pursuant to its obligation to repurchase such vehicles from daily rental car companies; these vehicles are recorded in Other assets. We subsequently sell the used vehicles at auction; any gain or loss on these vehicles reverts to Ford.

(f)	We have an intercompany tax sharing agreement with Ford. Under this agreement, United States income tax liabilities or credits are allocated to us, generally on a separate return basis, and are included in Deferred income taxes. Refer to Note 11 for additional information.

(g)	We record an asset for interest supplements when certain receivables are sold in off-balance sheet securitizations and whole loan sale transactions. These non-finance receivables are reported in Other assets. In the United States and Canada, Ford is obligated to pay us approximately $4.6 billion of interest supplements (including supplements related to sold receivables) and approximately $900 million of residual value support over the terms of the related finance contracts.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 15.	TRANSACTIONS WITH AFFILIATED COMPANIES — Continued

Commitments and Contingencies

We provide various guarantees to third parties on behalf of Ford. At December 31, 2006, the value of these guarantees totaled approximately $444 million; Ford counter-guarantees approximately $103 million of these items. In addition, we provided guarantees to Ford on behalf of third parties totaling $96 million at December 31, 2006.

NOTE 16.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information

We divide our business segments based on geographic regions: the North America Segment (includes operations in the United States and Canada) and the International Segment (includes operations in all other countries). We measure the performance of our segments primarily on an income from continuing operations before income taxes basis, after excluding the impact to earnings from hedge ineffectiveness, and other adjustments. These adjustments are included in unallocated risk management and excluded in assessing segment performance because our risk management activities are carried out on a centralized basis at the corporate level, with only certain elements allocated to our two segments. The segments are presented on a managed basis (managed basis includes on-balance sheet receivables and securitized off-balance sheet receivables activity), and the effect of off-balance sheet securitizations is included in unallocated/eliminations.

Key operating data for our business segments for the years ended or at December 31 were as follows:

			Unallocated/Eliminations
	North		Unallocated	Effect of
	America	International	Risk	Sales of
	Segment	Segment	Management	Receivables	Total	Total
	(in millions)

2006
Revenue	$14,757	$3,447	$(448)	$(509)	$(957)	$17,247
Income
Income from continuing operations before income taxes	1,729	672	(448)	—	(448)	1,953
Provision for income taxes	591	235	(156)	—	(156)	670
Income from continuing operations	1,138	437	(292)	—	(292)	1,283
Other disclosures
Depreciation on vehicles subject to operating leases	4,876	313	—	—	—	5,189
Interest expense	6,626	1,795	—	(603)	(603)	7,818
Provision for credit losses	(25)	120	—	—	—	95
Finance receivables and net investment in operating leases	108,388	39,161	4	(12,209)	(12,205)	135,344
Total assets	134,937	43,610	4	(11,219)	(11,215)	167,332

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

			Unallocated/Eliminations
	North		Unallocated	Effect of
	America	International	Risk	Sales of
	Segment	Segment	Management	Receivables	Total	Total
	(in millions)

NOTE 16. SEGMENT AND GEOGRAPHIC INFORMATION — Continued
2005
Revenue	$14,608	$3,848	$(912)	$(1,064)	$(1,976)	$16,480
Income
Income from continuing operations before income taxes	2,921	914	(912)	—	(912)	2,923
Provision for income taxes	1,059	320	(320)	—	(320)	1,059
Income from continuing operations	1,862	594	(593)	—	(593)	1,863
Other disclosures
Depreciation on vehicles subject to operating leases	3,969	461	—	—	—	4,430
Interest expense	5,899	1,793	—	(1,076)	(1,076)	6,616
Provision for credit losses	97	69	—	—	—	166
Finance receivables and net investment in operating leases	113,421	36,602	71	(18,005)	(17,934)	132,089
Total assets	138,094	40,682	71	(16,585)	(16,514)	162,262

2004
Revenue	$16,375	$3,840	$(507)	$(1,147)	$(1,654)	$18,561
Income
Income from continuing operations before income taxes	3,408	809	(507)	—	(507)	3,710
Provision for income taxes	1,267	283	(179)	—	(179)	1,371
Income from continuing operations	2,141	526	(330)	—	(330)	2,337
Other disclosures
Depreciation on vehicles subject to operating leases	4,427	482	—	—	—	4,909
Interest expense	5,821	1,766	—	(854)	(854)	6,733
Provision for credit losses	767	133	—	—	—	900
Finance receivables and net investment in operating leases	126,151	41,911	245	(35,571)	(35,326)	132,736
Total assets	152,116	46,935	245	(26,393)	(26,148)	172,903

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 16.	SEGMENT AND GEOGRAPHIC INFORMATION — Continued

Geographic Information

Total revenue, income from continuing operations before income taxes, income from continuing operations, finance receivables, and assets identifiable with operations in the United States, Canada, Europe, and other foreign operations were as follows for the years ended or at December 31:

	2006	2005	2004
	(in millions)

Revenue
United States operations	$12,123	$11,126	$12,988
Canadian operations	2,203	1,783	1,520
European operations	2,283	2,526	2,679
Other foreign operations	638	1,045	1,374

Total revenue	$17,247	$16,480	$18,561

Income from continuing operations before income taxes
United States operations	$1,383	$1,842	$2,488
Canadian operations	161	194	210
European operations	447	573	575
Other foreign operations	(38)	314	437

Total income from continuing operations before income taxes	$1,953	$2,923	$3,710

Income from continuing operations
United States operations	$807	$1,074	$1,467
Canadian operations	93	124	129
European operations	393	423	447
Other foreign operations	(10)	242	294

Total income from continuing operations	$1,283	$1,863	$2,337

Finance receivables and net investment in operating leases
United States operations	$87,594	$87,073	$82,652
Canadian operations	10,992	11,475	10,352
European operations	28,780	25,076	29,316
Other foreign operations	7,978	8,465	10,416

Total finance receivables and net investment in operating leases	$135,344	$132,089	$132,736

Assets
United States operations	$113,462	$112,153	$116,748
Canadian operations	12,394	12,242	12,347
European operations	32,115	28,248	33,492
Other foreign operations	9,361	9,619	10,316

Total assets	$167,332	$162,262	$172,903

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 17.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial data by calendar quarter were as follows:

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
	(in millions)

2006
Total revenue	$3,922	$4,153	$4,705	$4,467	$17,247
Depreciation on vehicles subject to operating leases	1,181	1,264	1,374	1,370	5,189
Interest expense	1,793	1,907	2,022	2,096	7,818
Total financing margin and other revenue	948	982	1,309	1,001	4,240
Provision for credit losses	5	(7)	66	31	95
Income from continuing operations	248	304	452	279	1,283
Net income	248	304	452	279	1,283

2005
Total revenue	$3,922	$4,710	$3,829	$4,019	$16,480
Depreciation on vehicles subject to operating leases	1,077	1,095	1,125	1,133	4,430
Interest expense	1,673	1,586	1,625	1,732	6,616
Total financing margin and other revenue	1,172	2,029	1,079	1,154	5,434
Provision for credit losses	117	(111)	81	79	166
Income from continuing operations	316	983	259	305	1,863
Net income	353	987	259	305	1,904

NOTE 18.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2006, we had the following minimum rental commitments under non-cancelable operating leases (in millions): 2007 — $56; 2008 — $53; 2009 — $41; 2010 — $16; 2011 — $6; thereafter — $4. These amounts include rental commitments for certain land, buildings and equipment. Our rental expense was $71 million, $79 million and $93 million in 2006, 2005 and 2004, respectively.

Guarantees and Indemnifications

The fair values of guarantees and indemnifications issued during 2006 and 2005 are recorded in the financial statements and are not material. At December 31, 2006 and 2005, the following guarantees and indemnifications were issued and outstanding:

Guarantees of certain obligations of unconsolidated and other affiliates:  In some cases, we have guaranteed debt and other financial obligations of unconsolidated affiliates, including joint ventures and Ford. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. In some circumstances, we are entitled to recover from Ford or an affiliate of Ford amounts paid by us under the guarantee. However, our ability to enforce these rights is sometimes stayed until the guaranteed party is paid in full. The maximum potential payments under these guarantees totaled approximately $623 million in 2006 and $697 million in 2005; approximately $103 million of these values were counter-guaranteed by Ford to us. No losses have been recorded for these guarantees.

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — Continued

NOTE 18.	COMMITMENTS AND CONTINGENCIES — Continued

Indemnifications:  In the ordinary course of business, we execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as debt funding, derivatives, sale of receivables and the sale of businesses. These indemnifications might include claims against any of the following: intellectual property and privacy rights; governmental regulations and employment-related matters; dealer, supplier and other commercial contractual relationships; financial status; tax related issues; securities law; and environmental related issues. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. We regularly evaluate the probability of having to incur costs associated with these indemnifications and have accrued for expected losses that are probable. We are party to numerous indemnifications and many of these indemnities do not limit potential payment; therefore, we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.

Litigation and Claims

Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against us including those relating to state and federal laws concerning finance and insurance, employment-related matters, personal injury matters, investor matters, financial reporting matters and other contractual relationships. Certain of the pending legal actions are, or purport to be, class actions. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or other relief, which, if granted, would require very large expenditures.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. We have established accruals for certain of the matters discussed in the foregoing paragraph where losses are deemed probable and reasonably estimable. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which accruals have not been established could be decided unfavorably to us and could require us to pay damages or make other expenditures in amounts or a range of amounts that cannot be estimated at December 31, 2006. We do not reasonably expect, based on our analysis, that such matters would have a material effect on future financial statements for a particular year, although such an outcome is possible.

Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2006	2005	2004
	(in millions)

Earnings
Income from continuing operations before income taxes	$1,953	$2,923	$3,710
Less: Equity in net income/(loss) of affiliated companies	7	11	(2)
Fixed charges	7,842	6,642	6,764

Earnings before fixed charges	$9,788	$9,554	$10,476

Fixed charges
Interest expense	$7,818	$6,616	$6,733
Rents	24	26	31

Total fixed charges	$7,842	$6,642	$6,764

Ratio of earnings to fixed charges	1.25	1.44	1.55

For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

12-1

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Re: Ford Motor Credit Company Registration Statement
Nos. 333-132557 and 333-131062 on Form S-3

We hereby consent to the incorporation by reference in the aforementioned Registration Statements of Ford Motor Credit Company and its Subsidiaries of our report dated February 27, 2007 relating to the financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
February 28, 2007

23-1

Exhibit 24

FORD MOTOR CREDIT COMPANY

CERTIFICATE OF SECRETARY

The undersigned, Susan J. Thomas, Secretary of FORD MOTOR CREDIT COMPANY, a Delaware corporation (the “Company”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Company by unanimous written consent dated as of February 26, 2007, and such resolutions have not been amended, modified, rescinded or revoked and are in full force and effect on the date hereof.

WITNESS my hand and the seal of the Company this 27th day of February 2007.

/s/  Susan J. Thomas
Susan J. Thomas
Secretary

[Corporate Seal]

24-1

FORD MOTOR CREDIT COMPANY

RESOLUTIONS

RESOLVED, That preparation of an annual report of the Company on Form 10-K for the year ended December 31, 2006, including exhibits or financial statements and schedules and other documents in connection therewith (collectively, the “Annual Report”), to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, be and it hereby is in all respects authorized and approved; that the directors and appropriate officers of the Company, and each of them, be and hereby are authorized to sign and execute on their own behalf, or in the name and on behalf of the Company, or both, as the case may be, such Annual Report, and any and all amendments thereto, with such changes therein as such directors and officers may deem necessary, appropriate or desirable, as conclusively evidenced by their execution thereof; and that the appropriate officers of the Company, and each of them, be and hereby are authorized to cause such Annual Report and any such amendments, so executed, to be filed with the Commission.

RESOLVED, That each officer and director who may be required to sign and execute such Annual Report or any amendment thereto or document in connection therewith (whether in the name and on behalf of the Company, or as an officer or director of the Company, or otherwise), be and hereby is authorized to execute a power of attorney appointing M.E. Bannister, J.L. Carnarvon, K.R. Kent, D. L. Korman, S.J. Thomas, and C.M. MacGillivray, and each of them, severally, as his or her true and lawful attorney or attorneys to sign in his or her name, place and stead in any such capacity such Annual Report and any and all amendments thereto, and to file the same with the Commission, each of said attorneys to have power to act with or without the other, and to have full power and authority to do and perform in the name and on behalf of each of said officers and directors who shall have executed such power of attorney, every act whatsoever which such attorneys, or any of them, may deem necessary, appropriate or desirable to be done in connection therewith as fully and to all intents and purposes as such officers or directors might or could do in person.

24-2

POWER OF ATTORNEY WITH RESPECT TO

ANNUAL REPORT ON FORM 10-K OF FORD MOTOR CREDIT COMPANY

KNOW ALL MEN BY THESE PRESENTS that each person that is a director of FORD MOTOR CREDIT COMPANY, does hereby constitute and appoint M.E. Bannister, J.L. Carnarvon, K.R. Kent, D.L. Korman, S.J. Thomas, and C. M. MacGillivray, and each of them, severally, as his or her true and lawful attorney and agent at any time and from time to time to do any and all acts and things and execute, in his or her name (whether on behalf of FORD MOTOR CREDIT COMPANY, or as an officer or director of FORD MOTOR CREDIT COMPANY, or by attesting the seal of FORD MOTOR CREDIT COMPANY, or otherwise) any and all instruments which said attorney and agent may deem necessary or advisable in order to enable FORD MOTOR CREDIT COMPANY to comply with the Securities Exchange Act of 1934, as amended, and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the Annual Report of FORD MOTOR CREDIT COMPANY on Form 10-K for the year ended December 31, 2006 and any and all amendments thereto, as heretofore duly authorized by the Board of Directors of FORD MOTOR CREDIT COMPANY, including specifically but without limitation thereto, power and authority to sign his name (whether on behalf of FORD MOTOR CREDIT COMPANY, or as an officer or director of FORD MOTOR CREDIT COMPANY, or by attesting the seal of FORD MOTOR CREDIT COMPANY, or otherwise) to such Annual Report and to any such amendments to be filed with the Securities and Exchange Commission, or any of the exhibits or financial statements and schedules filed therewith, and to file the same with the Securities and Exchange Commission; and such Director does hereby ratify and confirm all that said attorneys and agents, and each of them, shall do or cause to be done by virtue hereof. Any one of said attorneys and agents shall have, and may exercise, all the powers hereby conferred.

IN WITNESS WHEREOF, each of the undersigned has signed his or her name hereto as of the 26th day of February, 2007.

/s/ Michael E. Bannister	/s/ Donat R. Leclair
M. E. Bannister	D. R. Leclair, Jr.

/s/ Terry D. Chenault	/s/ John T. Noone
T. D. Chenault	J. T. Noone

/s/ Peter J. Daniel	/s/ Ann Marie Petach
P. J. Daniel	A. M. Petach

/s/ Kenneth R. Kent
K. R. Kent

24-3

Exhibit 31.1

CERTIFICATION

I, Michael E. Bannister, Chairman of the Board and Chief Executive Officer of Ford Motor Credit Company, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2006 of Ford Motor Credit Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 27, 2007

/s/  Michael E. Bannister
Michael E. Bannister
Chairman of the Board and
Chief Executive Officer

31.1-1

Exhibit 31.2

CERTIFICATION

I, Kenneth R. Kent, Vice Chairman, Chief Financial Officer and Treasurer of Ford Motor Credit Company, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2006 of Ford Motor Credit Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 27, 2007

/s/  Kenneth R. Kent
Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer

31.2-1

Exhibit 32.1

FORD MOTOR CREDIT COMPANY

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Michael E. Bannister, Chairman of the Board and Chief Executive Officer of Ford Motor Credit Company (the “Company”), hereby certify pursuant to Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, to which this statement is furnished as an exhibit (the “Report”), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/  Michael E. Bannister
Michael E. Bannister
Chairman of the Board and
Chief Executive Officer

Date: February 27, 2007

32.1-1

Exhibit 32.2

FORD MOTOR CREDIT COMPANY

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Kenneth R. Kent, Vice Chairman, Chief Financial Officer and Treasurer of Ford Motor Credit Company (the “Company”), hereby certify pursuant to Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, to which this statement is furnished as an exhibit (the “Report”), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/  Kenneth R. Kent
Kenneth R. Kent
Vice Chairman,
Chief Financial Officer and Treasurer

Date: February 27, 2007

32.2-1